UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of September, 2025. Commission File Number 33-65728 CHEMICAL AND MINING COMPANY OF CHILE INC. (Translation of registrant’s name into English) El Trovador 4285, Santiago, Chile (562) 2425-2000 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F: ☒ Form 40-F Santiago, Chile. December 15, 2025.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the three months ended September 30, 2025, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on November 18, 2025. CONSOLIDATED INTERIM FINANCIAL STATEMENTS Corresponding to the periods ended as of September 30, 2025 Sociedad Química y Minera de Chile S.A. and subsidiaries In thousands of United States dollars This document includes: - Consolidated Interim Statements of Financial Position - Consolidated Interim Statements of Income - Consolidated Interim Statements of Comprehensive Income - Consolidated Interim Statements of Cash Flows - Consolidated Interim Statements of Changes in Equity - Notes to the Consolidated Interim Financial Statements Table of Contents –Consolidated Financial Statements Consolidated Interim Statements of Financial Position .................................................... 1 Consolidated Interim Statements of Income (Unaudited) ................................................ 3 Consolidated Interim Statements of Comprehensive Income (Unaudited) .................... 4 Consolidated Interim Statements of Cash Flows (Unaudited) ......................................... 5 Consolidated Interim Statements of Changes in Equity (Unaudited) ............................. 7 Glossary ................................................................................................................................. 8 Note 1 Identification and Activities of the Company and Subsidiaries ...................... 10 1.1 Historical background .......................................................................................................... 10 1.2 Main domicile where the Company performs its production activities ............................... 10 1.3 Codes of main activities ....................................................................................................... 10 1.4 Description of the nature of operations and main activities................................................. 10 1.5 Other background ................................................................................................................ 12 1.6 Dividend payable to Codelco .............................................................................................. 13 Note 2 Basis of presentation for the consolidated interim financial statements ........ 14 2.1 Accounting period ............................................................................................................... 14 2.2 Consolidated financial statements ....................................................................................... 14 2.3 Basis of measurement .......................................................................................................... 15 2.4 Accounting pronouncements ............................................................................................... 15 2.5 Basis of consolidation .......................................................................................................... 17 2.6 Investments in associates and joint ventures ....................................................................... 21 Note 3 Significant accounting policies ............................................................................ 22 3.1 Classification of balances as current and non-current ......................................................... 22 3.2 Functional and presentation currency .................................................................................. 22 3.3 Accounting policy for foreign currency translation ............................................................. 22 3.4 Consolidated statement of cash flows .................................................................................. 24 3.5 Financial assets accounting policy ....................................................................................... 24 3.6 Financial assets impairment ................................................................................................. 25 3.7 Financial liabilities ............................................................................................................... 26 3.8 Estimated fair value of financial instruments ...................................................................... 26 3.9 Reclassification of financial instruments ............................................................................. 27 3.10 Financial instruments derecognition .................................................................................... 27 3.11 Derivative and hedging financial instruments ..................................................................... 27 3.12 Derivative financial instruments not considered as hedges ................................................. 28 3.13 Deferred acquisition costs from insurance contracts ........................................................... 28 3.14 Leases .................................................................................................................................. 28 3.15 Inventory measurement........................................................................................................ 29 3.16 Non-controlling interests ..................................................................................................... 30 3.17 Related party transactions .................................................................................................... 30 3.18 Property, plant and equipment ............................................................................................. 30 3.19 Depreciation of property, plant and equipment ................................................................... 31 3.20 Goodwill .............................................................................................................................. 32 3.21 Intangible assets other than goodwill ................................................................................... 32 3.22 Research and development expenses ................................................................................... 33 3.23 Exploration and evaluation expenses ................................................................................... 33 3.24 Impairment of non-financial assets ...................................................................................... 34 3.25 Dividends ............................................................................................................................. 35 3.26 Earnings per share ................................................................................................................ 35 3.27 Other provisions ................................................................................................................... 36 3.28 Obligations related to employee termination benefits and pension commitments .............. 36 3.29 Compensation plans ............................................................................................................. 36 3.30 Revenue recognition ............................................................................................................ 37 3.31 Finance income and finance costs ....................................................................................... 37 3.32 Current income tax and deferred ......................................................................................... 37 3.33 Operating segment reporting ............................................................................................... 38 3.34 Primary accounting criteria, estimates and assumptions ..................................................... 39 3.35 Government grants ............................................................................................................ 40 3.36 Environment ...................................................................................................................... 40 3.37 Prepaid expenses ............................................................................................................... 40 Note 4 Financial risk management ................................................................................. 41 4.1 Financial risk management policy ....................................................................................... 41 4.2 Risk Factors ......................................................................................................................... 41 4.3 Financial risk management .................................................................................................. 46 Note 5 Separate information on the main office, parent entity and joint action agreements ........................................................................................................................... 47 5.1 Parent’s stand-alone assets and liabilities ............................................................................ 47 5.2 Parent entity ......................................................................................................................... 47 Note 6 Board of Directors, Senior Management and Key management personnel .. 48 6.1 Remuneration of the Board of Directors and Senior Management ...................................... 48 6.2 Key management personnel compensation .......................................................................... 50 Nota 7 Background on companies included in consolidation and non-controlling interests ……………………………………………………………………………………51 7.1 Assets, liabilities and profit of consolidated subsidiaries. ...................................................... 51 7.2 Non-controlling interests ........................................................................................................ 55 Note 8 Equity-accounted investees .................................................................................. 56 8.1 Investments in associates recognized according to the equity method of accounting ......... 56 8.2 Assets, liabilities, revenue and expenses of associates ........................................................ 57 8.3 Disclosures regarding interests in associates ....................................................................... 58 Note 9 Joint Ventures ....................................................................................................... 59 9.1 Investment in joint ventures accounted for under the equity method of accounting. .......... 59 9.2 Assets, liabilities, revenue and expenses from joint ventures .............................................. 61 9.3 Other Joint Venture disclosures ........................................................................................... 62 9.4 Disclosure of interests in joint ventures ............................................................................... 63 9.5 Joint Operations. .................................................................................................................. 63

Note 10 Cash and cash equivalents ................................................................................. 64 10.1 Types of cash and cash equivalents ..................................................................................... 64 10.2 Short-term investments, classified as cash equivalents ....................................................... 64 10.3 Amount restricted cash balances .......................................................................................... 65 10.4 Short-term deposits, classified as cash equivalents ............................................................. 66 Note 11 Inventories ............................................................................................................ 68 Note 12 Related party disclosures ................................................................................... 70 12.1 Related party disclosures ..................................................................................................... 70 12.2 Relationships between the parent and the entity .................................................................. 70 12.3 Detailed identification of related parties and subsidiaries ................................................... 71 12.4 Detail of related parties and related party transactions ........................................................ 73 12.5 Trade receivables due from related parties, current: ............................................................ 74 12.6 Current trade payables due to related: ................................................................................. 74 12.7 Other disclosures: ................................................................................................................ 74 Note 13 Financial instruments ........................................................................................... 75 13.1 Types of other current and non-current financial assets ...................................................... 75 13.2 Trade and other receivables ................................................................................................. 76 13.3 Hedging assets and liabilities ............................................................................................... 78 13.4 Financial liabilities ............................................................................................................... 80 13.5 Trade and other payables ..................................................................................................... 90 13.6 Financial asset and liability categories ................................................................................ 91 13.7 Fair value measurement of finance assets and liabilities ..................................................... 92 13.8 Reconciliation of net debt and lease liabilities. ................................................................... 95 Note 14 Right-of-use assets and lease liabilities ............................................................... 97 14.1 Right-of-use assets ............................................................................................................... 97 14.2 Lease liabilities .................................................................................................................... 98 Note 15 Intangible assets and goodwill .......................................................................... 103 15.1 Reconciliation of changes in intangible assets and goodwill ............................................. 103 Note 16 Property, plant and equipment ........................................................................ 106 16.1 Types of property, plant and equipment ............................................................................ 106 16.2 Reconciliation of changes in property, plant and equipment by type: ............................... 108 16.3 Detail of property, plant and equipment pledged as guarantee .......................................... 109 16.4 Cost of capitalized interest, property, plant and equipment ............................................... 109 Note 17 Other current and non-current non-financial assets .................................... 110 Note 18 Employee benefits ............................................................................................. 113 18.1 Provisions for employee benefits ....................................................................................... 113 18.2 Policies on defined benefit plan ......................................................................................... 113 18.3 Other long-term benefits .................................................................................................... 114 18.4 Post-employment benefit obligations ................................................................................ 114 18.5 Staff severance indemnities ............................................................................................... 115 18.6 Executive compensation plan ............................................................................................ 116 Note 19 Provisions and other non-financial liabilities .................................................. 117 19.1 Types of provisions ............................................................................................................ 117 19.2 Description of other provisions .......................................................................................... 118 19.3 Changes in provisions ........................................................................................................ 120 19.4 Other non-financial liabilities, current ............................................................................... 121 19.5 Joint Venture Agreement with Codelco ............................................................................. 121 Note 20 Disclosures on equity ......................................................................................... 122 20.1 Capital management .......................................................................................................... 122 20.2 Operational restrictions and financial limits ...................................................................... 123 20.3 Disclosures on share capital ............................................................................................... 124 20.4 Disclosures on reserves in Equity ...................................................................................... 125 20.5 Dividend policies ............................................................................................................... 127 20.6 Final dividends ................................................................................................................... 128 20.7 Potential and provisional dividends ................................................................................... 128 20.8 Dividend distribution to Codelco ....................................................................................... 128 Note 21 Contingencies and restrictions ....................................................................... 129 21.1 Lawsuits and other relevant events .................................................................................... 129 21.2 Administrative - Environmental contingencies ................................................................. 130 21.3 Tax Contingencies ............................................................................................................. 131 21.4 Association with Codelco .................................................................................................. 133 21.5 Other matters ..................................................................................................................... 133 21.6 Indirect guarantees ............................................................................................................. 134 Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature. ................................................................ 135 22.1 Revenue from operating activities customer activities ...................................................... 135 22.2 Cost of sales ....................................................................................................................... 136 22.3 Other income ..................................................................................................................... 137 22.4 Administrative expenses .................................................................................................... 137 22.5 Other expenses ................................................................................................................... 138 22.6 Other losses ........................................................................................................................ 138 22.7 Impairment losses and reversals for financial assets ......................................................... 138 22.8 Summary of expenses by nature ........................................................................................ 139 22.9 Finance expenses ............................................................................................................... 139 22.10 Finance income .................................................................................................................. 139 Note 23 Reportable segments .......................................................................................... 140 23.1 Reportable segments .......................................................................................................... 140 23.2 Reportable segment disclosures: ........................................................................................ 142 23.3 Statement of comprehensive income classified by reportable segments based on groups of products ......................................................................................................................................... 144 23.4 Disclosures on geographical areas ..................................................................................... 146 23.5 Disclosures on main customers .......................................................................................... 146 23.6 Segments by geographical areas ........................................................................................ 147 Note 24 Effect of fluctuations in foreign currency exchange rates ............................ 148 Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates…….. .......................................................................................................................... 149 Note 26 Income tax and deferred taxes ........................................................................ 155 26.1 Current and non-current tax assets ..................................................................................... 155 26.2 Current tax liabilities ......................................................................................................... 156 26.3 Income tax and deferred taxes ........................................................................................... 157 Nota 27 Environment ..................................................................................................... 164 27.1 Disclosures of disbursements related to the environment .................................................. 164 Note 28 Events occurred after the reporting date ....................................................... 174 28.1 Authorization of the financial statements .......................................................................... 174 28.2 Disclosures on events occurring after the reporting date ................................................... 174 Consolidated Interim Financial Statements September 30, 2025 1 Consolidated Interim Statements of Financial Position Assets Note N° As of September 30, 2025 (Unaudited) As of December 31, 2024 (Audited) ThUS$ ThUS$ Current Assets Cash and cash equivalents 10.1 1,491,181 1,377,851 Other current financial assets 13.1 903,251 1,079,595 Other current non-financial assets 17 110,848 200,705 Trade and other receivables, current 13.2 681,202 606,137 Trade receivables due from related parties, current 12.5 34,219 28,706 Current inventories 11 1,843,437 1,702,185 Current tax assets 26.1 457,601 583,143 Total current assets other than those classified as held for sale or disposal 5,521,739 5,578,322 Non-current assets or groups of assets classified as held for sale 118 118 Total non-current assets held for sale 118 118 Total current assets 5,521,857 5,578,440 Non-current assets Other non-current financial assets 13.1 66,962 60,706 Other non-current non-financial assets 17 349,503 364,166 Non-current trade receivables 13.2 3,246 2,727 Investments accounted for under the equity method 8.1-9.1 634,970 585,794 Intangible assets other than goodwill 15.1 162,980 167,968 Goodwill 15.1 958 948 Property, plant and equipment net 16.1 4,704,968 4,433,645 Right-of-use assets 14.1 73,232 84,070 Non-current tax assets 26.1 59,541 59,541 Deferred tax assets 26.3 147,995 157,564 Total non-current assets 6,204,355 5,917,129 Total assets 11,726,212 11,495,569 The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 30, 2025 2 Consolidated Interim Statements of Financial Position Liabilities and Equity Note N° As of September 30, 2025 (Unaudited) As of December 31, 2024 (Audited) ThUS$ ThUS$ Current liabilities Other current financial liabilities 13.4 886,869 1,163,468 Lease liabilities, current 14.2 22,548 23,011 Trade and other payables, current 13.5 413,101 471,449 Current trade payables due to related parties 12.6 10,666 10,265 Other current provisions 19.1 283,786 311,197 Current tax liabilities 26.2 83,387 79,841 Provisions for employee benefits, current 18.1 50,908 31,546 Other current non-financial liabilities 19.4 204,910 128,039 Total current liabilities 1,956,175 2,218,816 Non-current liabilities Other non-current financial liabilities 13.4 3,762,643 3,600,582 Non-current lease liabilities 14.2 52,888 60,801 Other non-current provisions 19.1 61,226 53,317 Deferred tax liabilities 26.3 322,003 298,379 Non-current provisions for employee benefits 18.1 39,404 65,607 Total non-current liabilities 4,238,164 4,078,686 Total liabilities 6,194,339 6,297,502 Equity Equity attributable to owners of the Parent 20 Share capital 1,577,623 1,577,623 Retained earnings 3,903,669 3,620,612 Other reserves 10,290 (37,416) Subtotal Equity attributable to owners of the Parent 5,491,582 5,160,819 Non-controlling interests 40,291 37,248 Total equity 5,531,873 5,198,067 Total liabilities and equity 11,726,212 11,495,569 The accompanying notes form an integral part of these consolidated interim financial statements. Consolidated Interim Financial Statements September 30, 2025 3 Consolidated Interim Statements of Income (Unaudited) Consolidated Interim Statements of Income Note N° For the period from January to September of the year (Unaudited) For the period from July to September (Unaudited) 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Revenue 22.1 3,252,354 3,455,004 1,173,047 1,076,869 Cost of sales 22.2 (2,348,283) (2,421,700) (827,239) (796,040) Gross profit 904,071 1,033,304 345,808 280,829 Other income 22.3 5,753 26,848 1,381 24,284 Administrative expenses 22.4 (140,221) (132,159) (49,267) (48,497) Other expenses 22.5 (61,795) (72,275) (8,792) (29,162) Impairment of financial assets and reversal of impairment losses 22.7 435 1,889 294 408 Other losses 22.6 (7,803) (2,179) (114) (34) Income from operating activities 700,440 855,428 289,310 227,828 Finance income 22.10 62,686 72,544 22,029 23,996 Finance costs 16-22.9 (146,651) (155,389) (47,404) (54,107) Share of profit of associates and joint ventures accounted for using the equity method 8.1-9.3 5,949 9,354 1,784 2,453 Foreign currency translation differences 24 1,899 (1,005) (74) (6,613) Income before taxes 624,323 780,932 265,645 193,557 Income tax expense 26.3 (216,555) (1,301,127) (85,597) (59,892) Net (losses) Income 407,768 (520,195) 180,048 133,665 Net income (losses) attributable to: Net income (losses) attributable to owners of the parent 404,368 (524,489) 178,418 131,428 Net Income attributable to non-controlling interests 3,400 4,294 1,630 2,237 Net income (losses) 407,768 (520,195) 180,048 133,665 Earnings per share Note N° For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Common shares Basic Earnings (losses) per share (US$ per share) 1.4157 (1.8362) 0.6246 0.4601 Diluted common shares Diluted Earnings (losses) per share (US$ per share) 1.4157 (1.8362) 0.6246 0.4601 The accompanying notes form an integral part of these consolidated interim financial statements. Consolidated Interim Financial Statements September 30, 2025 4 Consolidated Interim Statements of Comprehensive Income (Unaudited) Consolidated Interim Statements of Comprehensive Income For the period from January to September of the year (Unaudited) For the period from July to September (Unaudited) 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Net income (losses) 407,768 (520,195) 180,048 133,665 Items of other comprehensive income that will not be reclassified to income for the year, before taxes Gains (Losses) from measurements of defined benefit plans 223 1,835 662 (4,239) Gains from financial assets measured at fair value through other comprehensive income 15,000 10,861 9,549 11,671 Total other comprehensive income (loss) that will not be reclassified to income for the year, before taxes 15,223 12,696 10,211 7,432 Items of other comprehensive income that will be reclassified to income for the year, before taxes Gains from foreign currency exchange 39,109 3,873 4,331 4,947 Cash flow hedges- effective portion of changes in fair value 5,643 5,386 3,068 (1,270) Cash flow hedges-reclassified to income for the period (9,835) 6,730 (2,074) 9,024 Total other comprehensive (losses) that will be reclassified to income for the year 34,917 15,989 5,325 12,701 Other items of other comprehensive (losses), before taxes 50,140 28,685 15,536 20,133 Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year Income tax benefit related to defined benefit plans measured through other comprehensive income (30) (481) (124) 1,132 Income tax expense related to gains on financial assets irrevocably measured at fair value through other comprehensive income (4,050) (4,705) (2,578) (3,151) Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year (4,080) (5,186) (2,702) (2,019) Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year Income tax expense related to gains on cash flow hedges 1,132 (3,271) (268) (2,093) Total income tax benefit relating to components of other comprehensive income that will be reclassified to profit for the year 1,132 (3,271) (268) (2,093) Total other comprehensive (loss) 47,192 20,228 12,566 16,021 Total comprehensive income (loss) 454,960 (499,967) 192,614 149,686 Comprehensive income attributable to Comprehensive income attributable to owners of the parent 451,594 (504,286) 190,909 147,555 Comprehensive income attributable to non-controlling interest 3,366 4,319 1,705 2,131 454,960 (499,967) 192,614 149,686 See note 20. The accompanying notes form an integral part of these consolidated interim financial statements. Consolidated Interim Financial Statements September 30, 2025 5 Consolidated Interim Statements of Cash Flows (Unaudited) Consolidated Interim Statements of Cash Flows Note N° For the period from January to September of the year (Unaudited) 2025 2024 ThUS$ ThUS$ Cash flows generated from (used in) operating activities Classes of cash receipts generated from operating activities Cash receipts from sales of goods and rendering of services 3,455,084 3,975,309 Classes of Payments Cash payments to suppliers for the provision of goods and services (2,624,684) (2,696,880) Cash payments relating to variable leases 22.8 (2,880) (4,558) Other payments related to operating activities (58,325) (59,413) Net cash generated from operating activities 769,195 1,214,458 Dividends received 8.1-9.1 6,096 17,867 Interest paid (191,972) (194,688) Interest paid on lease liabilities 22.9 (2,269) (1,868) Interest received 73,481 74,726 Income taxes paid (55,559) (201,514) Other cash inflows (1) 3.4 157,086 67,655 Net Cash generated from operating activities 756,058 976,636 182,234 Cash flows generated from (used in) investing activities Purchase of ownership interest in associates and joint ventures 9.4 (166) (350,369) Acquisition of equity instruments 13.1 (6,300) (10,077) Acquisition of subsidiaries 2.5 (11,485) (106,522) Proceeds from the sale of property, plant and equipment - 23 Payment of loans from related entities 401 - Acquisition of property, plant and equipment (634,977) (618,319) Proceeds from sales of intangible assets 322 11,026 Proceeds related to futures, forward options and swap contracts - 345 Loans to related parties (9,241) 570 Purchase of other long-term assets 17 - (6,208) Other cash inflows (2) (3) 179,756 329,511 Cash flow (used in) from investing activities (481,690) (750,020) (1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grant. (2) Other cash inflows (outflow) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date. (3) Other cash inflows (outflows) from investing activities include guarantees deposits described in note 13.2. The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 30, 2025 6 Consolidated Interim Statements of Cash Flows (Unaudited) Consolidated Interim Statements of Cash Flows Note N° For the period from January to September of the year (Unaudited) 2025 2024 ThUS$ ThUS$ Cash flows generated from (used in) financing activities Payments of lease liabilities (19,103) (16,394) Proceeds from long-term loans 164,000 850,000 Receipts from short-term loans 650,000 1,250,000 Loan repayments (929,565) (1,714,869) Proceeds from hedges associated to loans 454 759 Dividends paid (5,298) (66,612) Net cash flows generated from (used in) financing activities (139,512) (302,884) Net increase in cash and cash equivalents before the effect of changes in the exchange rate 134,856 529,500 Effects of exchange rate fluctuations on cash and cash equivalents (21,526) (5,504) Increase in cash and cash equivalents 113,330 523,996 Cash and cash equivalents at beginning 1,377,851 1,041,369 Cash and cash equivalents at end 10 1,491,181 1,565,365 The accompanying notes form an integral part of these consolidated interim financial statements. Consolidated Interim Financial Statement September 30, 2025 7 Consolidated Interim Statements of Changes in Equity (Unaudited) Consolidated Statements of Changes in Equity Share capital Foreign currency translation reserves Hedge reserves Gains and losses from financial assets reserve Actuarial gains and losses from defined benefit plans reserve Accumulated other comprehensive income Other miscellaneous reserves Total reserves Retained earnings Equity attributable to owners of the Parent Non- controlling interests Total Equity ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Equity at January 1, 2025 1,577,623 (38,024) 7,314 (5,702) (11,179) (47,591) 10,175 (37,416) 3,620,612 5,160,819 37,248 5,198,067 Net income - - - - - - - - 404,368 404,368 3,400 407,768 Other comprehensive (loss) income - 39,157 (3,060) 10,950 179 47,226 - 47,226 - 47,226 (34) 47,192 Comprehensive income - 39,157 (3,060) 10,950 179 47,226 - 47,226 404,368 451,594 3,366 454,960 Dividends (1) - - - - - - - - (121,311) (121,311) (1,739) (123,050) Other increases (decreases) in equity - - - - - - 480 480 - 480 1,416 1,896 Total changes in equity - 39,157 (3,060) 10,950 179 47,226 480 47,706 283,057 330,763 3,043 333,806 Equity as of September 30, 2025 1,577,623 1,133 4,254 5,248 (11,000) (365) 10,655 10,290 3,903,669 5,491,582 40,291 5,531,873 Consolidated Interim Statements of Changes in Equity Share capital Foreign currency translation reserves Hedge reserves Gains and losses from financial assets reserve Actuarial gains and losses from defined benefit plans reserve Accumulated other comprehensive income Other miscellaneous reserves Total reserves Retained earnings Equity attributable to owners of the Parent Non- controlling interests Total Equity ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Equity at January 1, 2024 1,577,643 (4,921) (930) 122,294 (13,454) 102,989 11,881 114,870 3,838,162 5,530,675 36,230 5,566,905 Net loss - - - - - - - - (524,489) (524,489) 4,294 (520,195) Other comprehensive (loss) income - 3,850 8,845 6,156 1,352 20,203 - 20,203 - 20,203 25 20,228 Comprehensive income - 3,850 8,845 6,156 1,352 20,203 - 20,203 (524,489) (504,286) 4,319 (499,967) Equity instruments irrevocably recognized in other comprehensive income (loss) - - - (128,793) - - - (128,793) 186,809 58,016 - 58,016 Dividends (1) - - - - - - - - - - (1,961) (1,961) Capital decrease (20) - - - - - 20 20 - - - - Other increases in equity - 1,603 - - - - (1,574) 29 - 29 - 29 Total changes in equity (20) 5,453 8,845 (122,637) 1,352 20,203 (1,554) (108,541) (337,680) (446,241) 2,358 (443,883) Equity as of September 30, 2024 1,577,623 532 7,915 (343) (12,102) 123,192 10,327 6,329 3,500,482 5,084,434 38,588 5,123,022 (1) See Note 20.7 The accompanying notes form an integral part of these consolidated interim financial statements. Notes to the Consolidated Interim Financial Statements September 30, 2025 8 Glossary The Following capitalized terms in these financial statements (including their notes) will have the following meaning: “ADS’’ American Depositary Shares; “CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce; “CCHEN’’ Chilean Nuclear Energy Commission; “CCS’’ cross currency swap; “CINIIF’’ International Financial Reporting Interpretations Committee; “CMF’’ Financial Market Commission; “Codelco” Chilean Corporación Nacional del Cobre; “Directors’ Committee” The Company’s Directors’ Committee; “Corporate Governance Committee’’ The Company’s Corporate Governance Committee; “Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee; “Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended; “Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”; “Corfo” Chilean Economic Development Agency; “DCV’’ Central Securities Depository; “DGA’’ General Directorate of Water Resources; “Board” The Company’s Board of Directors; “Dollar’’ o “US$’’ Dollars of the United States of America; “PFIC’’ Passive foreign investment company; “United States” United States of America; “FCPA” Foreign Corrupt Practices Act of the United States of America; “FNE’’ Chilean National Economic Prosecutor's Office; “Management’’ the Company’s management; "SQM Group’’ The corporate group composed of the Company and its subsidiaries “Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada; “IASB’’ International Accounting Standards Board; “SSI’’ Staff severance indemnities; “IFRIC’’ International Financial Reporting Standards Interpretations Committee; “CPI” Consumer Price Index; “IRSW” interest rate swap; “Securities Market Law” Securities Market Law No. 18,045; Notes to the Consolidated Interim Financial Statements September 30, 2025 9 “Corporate Law'' Law 18,046 on corporations; “ThUS$'' thousands of Dollars; “MUS$'' millions of Dollars; “IAS” International Accounting Standard; “IFRS” International Financial Reporting Standards; “ILO” International Labor Organization; “WHO” World Health Organization; “Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile; “SEC’’ Securities and Exchange Commission; “Sernageomin’’ National Geology and Mining Service; “SIC’’ Standard Interpretations Committee; “IRS”Internal Revenue Service of Chile; “SMA” Environmental Superintendent’s Office; “Company” Sociedad Química y Minera de Chile S.A.; “SOFR” Secured overnight financing rate; “SQM Industrial” SQM Industrial S.A.; “SQM NA” SQM North America Corporation; “SQM Nitratos” SQM Nitratos S.A.; “SQM Potasio” SQM Potasio SpA., formerly SQM Potasio S.A.; “SQM Salar” SQM Salar SpA., formerly SQM Salar S.A.; “Tianqi” Tianqi Lithium Corporation; “UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

Notes to the Consolidated Interim Financial Statements September 30, 2025 10 Note 1 Identification and Activities of the Company and Subsidiaries 1.1 Historical background Sociedad Química y Minera de Chile S.A. (the “Company” or “SQM”) is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9. The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000. The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity. 1.2 Main domicile where the Company performs its production activities The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia. 1.3 Codes of main activities The codes of the main activities as established by the CMF, as follows: • 1700 (Mining) • 2200 (Chemical products) • 1300 (Investment) 1.4 Description of the nature of operations and main activities The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed. (a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products. (b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. (c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. Notes to the Consolidated Interim Financial Statements September 30, 2025 11 (d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan. (e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. (f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends. Notes to the Consolidated Interim Financial Statements September 30, 2025 12 1.5 Other background (a) Employees As of September 30, 2025, and December 31, 2024, the workforce was as follows: Employees As of September 30, 2025 As of December 31, 2024 SQM S.A. Other subsidiaries Total SQM S.A. Other subsidiaries Total Executives 27 173 200 25 167 192 Professionals 220 2,930 3,150 211 3,179 3,390 Technicians and operators 418 4,055 4,473 411 4,351 4,762 Total 665 7,158 7,823 647 7,697 8,344 Place of work As of September 30, 2025 As of December 31, 2024 SQM S.A. Other subsidiaries Total SQM S.A. Other subsidiaries Total In Chile 665 6,231 6,896 647 6,611 7,258 Outside Chile - 927 927 - 1,086 1,086 Total 665 7,158 7,823 647 7,697 8,344 (b) Main shareholders As of September 30, 2025, there were 1,068 shareholders. Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of September 30, 2025, and as of December 31, 2024, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange: Shareholders as of September 30, 2025 No, of Series A % of Series A shares No, of Series B % of Series B shares % of total shares Inversiones TLC Spa 62,556,568 43.80% - - 21.90% The Bank Of New York Mellon ADRS - - 49,351,983 34.56% 17.28% Sociedad De Inversiones Pampa Calichera S.A. 41,775,389 29.25% 1,611,227 1.13% 15.19% Potasios De Chile S.A. 18,179,147 12.73% - - 6.36% Banco De Chile on behalf of State Street - - 11,945,333 8.36% 4.18% AFP Habitat S.A. 749,343 0.52% 9,158,340 6.41% 3.47% Global Mining Spa 8,798,539 6.16% - - 3.08% Banco Santander on behalf of foreign investors - - 8,170,861 5.72% 2.86% AFP Capital S.A. - - 6,908,080 4.84% 2.42% AFP Provida S.A. - - 6,855,144 4.80% 2.40% AFP Cuprum S.A. - - 6,193,633 4.34% 2.17% Banco De Chile on behalf of Citi NA New York Clie. 67,463 0.05% 4,947,636 3.46% 1.76% Notes to the Consolidated Interim Financial Statements September 30, 2025 13 Shareholders as of December 31, 2024 No, of Series A % of Series A shares No, of Series B % of Series B shares % of total shares Inversiones TLC SpA 62,556,568 43.80% - - 21.90% Sociedad De Inversiones Pampa Calichera S.A. 41,885,389 29.33% 1,611,227 1.13% 15.23% The Bank Of New York Mellon ADRS - - 42,599,351 29.83% 14.91% Potasios De Chile S.A. 18,179,147 12.73% - - 6.36% Banco De Chile on behalf of State Street - - 11,210,700 7.85% 3.92% AFP Habitat S.A. 614,872 0.43% 9,927,240 6.95% 3.69% Global Mining SpA 8,798,539 6.16% - - 3.08% AFP Provida S.A. - - 8,160,173 5.71% 2.86% AFP Capital S.A. - - 7,924,281 5.55% 2.77% AFP Cuprum S.A. - - 7,867,910 5.51% 2.75% Banco Santander on behalf of foreign investors - - 7,809,941 5.47% 2.73% Banco De Chile on Behalf of Non-Resident Third Parties 55,980 0.04% 4,965,585 3.48% 1.76% (1) As reported by DCV, which records the Company's shareholders' register as of September 30, 2025, and December 31, 2024, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares as of September 30, 2025. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B shares as reported by Inversiones TLC SpA. Accordingly as of September 30, 2025, and December 31, 2024, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares. (2) As September 30, 2025 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,213,842 Series A shares held in custody by stockbrokers and as of December 31, 2024 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,103,842 Series A shares held in custody by stockbrokers 1.6 Dividend payable to Codelco On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement (available at: . https://ir.sqm.com/news- events/information-related-to-negotiations-with-codelco), defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent. As of the publication date of SQM S.A.'s third quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein. The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non-controlling interests. See note 3.25, 19.5 and 20.8.

Notes to the Consolidated Interim Financial Statements September 30, 2025 14 Note 2 Basis of presentation for the consolidated interim financial statements 2.1 Accounting period These consolidated interim financial statements cover the following periods: (a) Consolidated Interim Statements of Financial Position as of September 30, 2025 and December 31, 2024. (b) Consolidated Interim Statements of Income for the three-month and nine-month periods ended September 30, 2025 and 2024. (c) Consolidated Interim Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2025 and 2024. (d) Consolidated Interim Statements of Changes in Equity for the nine-month periods ended September 30, 2025 and 2024. (e) Consolidated Interim Statements of Cash Flows for the nine-month periods ended September 30, 2025 and 2024. 2.2 Consolidated financial statements The interim consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IAS 34 “Interim Financial Reporting” incorporated into IFRS accounting standards. The interim consolidated financial statements should be read in conjunction with the annual financial statements as of December 31, 2024. The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2024. There have been no changes in the methods used to calculate accounting estimates during the periods reported. IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3. Notes to the Consolidated Interim Financial Statements September 30, 2025 15 2.3 Basis of measurement The consolidated interim financial statements have been prepared on the historical cost basis except for the following: (a) Inventories are recorded at the lower of cost and net realizable value. (b) Financial derivatives measured at fair value. (c) Certain financial investments measured at fair value with an offsetting entry in other comprehensive income. 2.4 Accounting pronouncements New accounting pronouncements (a) The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2025: Amendments and improvements Description Mandatory for annual periods beginning on or after Amendments to IAS 21 - Lack of exchangeability currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted. 01-01-2025 Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements. Notes to the Consolidated Interim Financial Statements September 30, 2025 16 (b) Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2025 and which the Company has not adopted early are as follows: Standards and Interpretations Description Mandatory for annual periods beginning on or after Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Issued in May 2024 This amendment: - Clarifies the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, introducing a new exception for certain financial liabilities settled through an electronic cash transfer system; - Clarifies and provides additional guidance for assessing whether a financial asset meets the criterion of solely payment of principal and interest (SPPI); - Adds new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) objectives); and - Updates the disclosures for equity instruments at fair value through other comprehensive income (FVOCI). 01-01-2026 Annual Improvements to IFRSs The following improvements were published in July 2024: -IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 in paragraphs B5-B6 regarding the retrospective application exception for hedge accounting were improved. -IFRS 7 Financial Instruments: Disclosures. In relation to disclosures of gains/losses arising from derecognition of financial assets with continuing involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs with an impact on the fair value and, therefore, on part of the gain/loss from derecognition. -IFRS 9 Financial Instruments. A reference to the initial measurement of receivables was amended by eliminating the term "transaction price". -IFRS 10 Consolidated Financial Statements Some improvements were included in the description of the control assessment when there are “de facto agents”. -IAS 7 Statement of Cash Flows. Paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”. 01-01-2026 IFRS 18 Presentation and Disclosure in Financial Statements The new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: - the structure of the statement of profit or loss; - required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and - enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. 01-01-2027 Amendment to IFRS 9 and IFRS 7: Contracts referencing nature- dependent electricity. Published in December 2024. This amendment includes: - Clarifying the application of the “own-use” requirements; - Permitting hedge accounting if these contracts are used as hedging instruments; - Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. 01-01-2026 Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements. Notes to the Consolidated Interim Financial Statements September 30, 2025 17 2.5 Basis of consolidation (a) Subsidiaries The Company established control as the basis of consolidation for its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost. Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group. Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant. To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

Notes to the Consolidated Interim Financial Statements September 30, 2025 18 The following tables detail general information as of September 30, 2025 on the companies in which the group exercises control: Subsidiaries TAX ID No. Address Country of Incorporation Functional Currency Ownership Interest Direct Indirect Total SQM Nitratos S.A. 96.592.190-7 El Trovador 4285, Las Condes Chile Dollar 99.9999 0.0001 100.0000 SQM Potasio SpA (6) 96.651.060-9 El Trovador 4285, Las Condes Chile Dollar 100.0000 - 100.0000 Serv. Integrales de Tránsito y Transferencias S.A. 79.770.780-5 Arturo Prat 1060, Tocopilla Chile Dollar 0.0003 99.9997 100.0000 Isapre Norte Grande Ltda. 79.906.120-1 Aníbal Pinto 3228, Antofagasta Chile Peso 1.0000 99.0000 100.0000 Ajay SQM Chile S.A. 96.592.180-K Av. Pdte. Eduardo Frei 4900, Santiago Chile Dollar 51.0000 - 51.0000 Almacenes y Depósitos Ltda. (17) 79.876.080-7 El Trovador 4285, Las Condes Chile Peso - - - SQM Salar SpA (7) 79.626.800-K El Trovador 4285, Las Condes Chile Dollar - 100.0000 100.0000 SQM Industrial S.A. 79.947.100-0 El Trovador 4285, Las Condes Chile Dollar 99.0470 0.9530 100.0000 Exploraciones Mineras S.A. 76.425.380-9 El Trovador 4285, Las Condes Chile Dollar 0.2691 99.7309 100.0000 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. 76.534.490-5 Aníbal Pinto 3228, Antofagasta Chile Peso - 100.0000 100.0000 Soquimich Comercial S.A. 79.768.170-9 El Trovador 4285, Las Condes Chile Dollar - 60.6383 60.6383 Comercial Agrorama Ltda. (1) 76.064.419-6 El Trovador 4285, Las Condes Chile Peso - 60.6383 60.6383 Comercial Hydro S.A. 96.801.610-5 El Trovador 4285, Las Condes Chile Dollar - 100.0000 100.0000 Agrorama S.A. 76.145.229-0 El Trovador 4285, Las Condes Chile Peso - 60.6383 60.6383 Orcoma Estudios SpA 76.359.919-1 Apoquindo 3721 OF 131, Las Condes Chile Dollar 100.0000 - 100.0000 Orcoma SpA 76.360.575-2 Los Militares 4290, Las Condes Chile Dollar 100.0000 - 100.0000 SQM MAG SpA 76.686.311-9 Los Militares 4290, Las Condes Chile Dollar - 100.0000 100.0000 Sociedad Contractual Minera Búfalo 77.114.779-8 Los Militares 4290, Las Condes Chile Dollar 99.9000 0.1000 100.0000 SQM Nueva Potasio SpA (8) 76.630.159-2 Los Militares 4290, Las Condes Chile Dollar 99.8369 0.1631 100.0000 SQM Lab SpA (14) 78.009.141-K Los Militares 4290, Las Condes Chile Dollar - 100.0000 100.0000 SQM Industrial III SpA (21) 76.641.889-9 Los Militares 4290, Las Condes Chile Dollar 99.0500 0.9500 100.0000 SQM North America Corp. Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA United States of America Dollar 40.0000 60.0000 100.0000 RS Agro Chemical Trading Corporation A.V.V. (2) Foreign Caya Ernesto O. Petronia 17, Orangestad Aruba Dollar - - - Nitratos Naturais do Chile Ltda. Foreign Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo Brazil Dollar - 100.0000 100.0000 SQM Corporation N.V. Foreign Pietermaai 123, P.O. Box 897, Willemstad, Curacao Curacao Dollar 0.0002 99.9998 100.0000 SQM Ecuador S.A. Foreign Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211 Ecuador Dollar 0.00401 99.9960 100.0000 SQM Brasil Ltda. Foreign Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo Brazil Dollar 0.47000 99.5300 100.0000 SQMC Holding Corporation. Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta United States of America Dollar 0.1000 99.9000 100.0000 SQM Japan Co. Ltd. Foreign From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio Japan Dollar 0.1597 99.8403 100.0000 SQM Europe N.V. Foreign Houtdok-Noordkaai 25a B-2030 Amberes Belgium Dollar 0.5800 99.4200 100.0000 SQM Indonesia S.A. Foreign Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede Indonesia Dollar - 80.0000 80.0000 SQM Comercial de México S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México Mexico Dollar 0.0100 99.9900 100.0000 SQM Investment Corporation N.V. Foreign Pietermaai 123, P.O. Box 897, Willemstad, Curacao Curacao Dollar 1.0000 99.9900 100.0000 Notes to the Consolidated Interim Financial Statements September 30, 2025 19 Subsidiaries TAX ID No. Address Country of Incorporation Functional Currency Ownership Interest Direct Direct Direct Royal Seed Trading Corporation A.V.V. (3) Foreign Caya Ernesto O. Petronia 17, Orangestad Aruba Dollar - - - SQM France S.A. Foreign ZAC des Pommiers 27930 FAUVILLE France Dollar - 100.0000 100.0000 Administración y Servicios Santiago S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México Mexico Dollar - 100.0000 100.0000 SQM Nitratos México S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México Mexico Dollar - 100.0000 100.0000 Soquimich European Holding B.V. Foreign Luna Arena, Herikerbergweg 238 1101 CM Amsterdam Holland Dollar - 100.0000 100.0000 SQM Iberian S.A. Foreign Provenza 251 Principal 1a CP 08008, Barcelona Spain Dollar - 100.0000 100.0000 SQM África Pty Ltd. Foreign Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg South Africa Dollar - 100.0000 100.0000 SQM Oceanía Pty Ltd. Foreign Level 9, 50 Park Street, Sydney NSW 2000, Sydney Australia Dollar - 100.0000 100.0000 SQM Beijing Commercial Co. Ltd. Foreign Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R. China Dollar - 100.0000 100.0000 SQM Thailand Limited (15) Foreign Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok Thailand Dollar - 99.9980 99.9980 SQM Colombia SAS Foreign Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia. Colombia Dollar - 100.0000 100.0000 SQM Australia PTY Foreign Level 16, 201 Elizabeth Street Sydney Australia Dollar - 100.0000 100.0000 SQM (Shanghai) Chemicals Co. Ltd. Foreign Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China China Dollar - 100.0000 100.0000 Soquimich LLC Foreign Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea South Korea Dollar - 100.0000 100.0000 SQM Holland B.V. Foreign Herikerbergweg 238, 1101 CM Amsterdam Zuidoost Holland Dollar - 100.0000 100.0000 Soquimich Comercial Brasil Ltda. Foreign Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá Brazil Dollar - 100.0000 100.0000 Blue Energy Business and Trade (Shanghai) Co., Ltd. (4) Foreign 300 Huaihai Middle Road, distrito de Huangpu, Shanghai China Dollar - 100.0000 100.0000 SQM Comercial Perú S.A.C. (5) Foreign Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima Peru Dollar 0.00001 99.9999 100.0000 SQM India Private Limited (9) Foreign LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra India Indian Rupee 0.0101 99.9899 100.0000 Sichuan Dixin New Energy Co., Ltd. (*) Foreign No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province China Chinese Yuan - 100.0000 100.0000 SQM (Shanghai) Industrial Co, Ltd. (10) Foreign West Nanjing Road Branch, Shanghai. China Dollar - 100.0000 100.0000 Sociedad Química y Minera Maroc (11) Foreign Entrée Ouest, Niveau 1 Anfa Place BD de la corniche Ain diab 20180, Casablanca, Marruecos. Morocco Dollar - 100.0000 100.0000 SQM Lithium North America Corporation (12) Foreign 2727 Paces Ferry Rd SE, Building 2, Suite 1425, Atlanta, GA. United States of America Dollar - 100.0000 100.0000 SQM Lithium Europe NV (13) Foreign Houtdok-Noordkaai 25A, 2030 ANTWERP, Belgica Belgium Dollar - 100.0000 100.0000 SQM Japan Lithium Co. Ltd. (16) Foreign #207 From 1st Bldg., 5-3-10 Minami Aoyama, Minato-ku, Tokyo, 107-00762 Japón Japan Dollar - 100.0000 100.0000 Harding Battery Minerals (Novo JV) Foreign Level 19, 109 St Georges Tce, WA 6000 Australia Australiano Dollar - 75.0000 75.0000 Pirra Lithium Pty Ltd (18) Foreign Suite 12, 11 Ventnor Avenue west Perth WA 6005, Australia Australia Australiano Dollar - 80.0000 80.0000 SQM Hellas A.E. (19) Foreign Dorou 2, 10431 Atenas, Grecia Greece Dollar - 99.9800 99.9800 SQM Canada Inc. (20) Foreign 40 Temperance Street, Suite 3200, Toronto, Ontario, Canada Canada Dollar - 100.0000 100.0000 (1) SQM has control over Comercial Agrorama Ltda.´s management. (2) During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated. (3) During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated. (4) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024. Notes to the Consolidated Interim Financial Statements September 30, 2025 20 (5) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. (6) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA. (7) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA. (8) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA. (9) On April 22, 2024, the subsidiary SQM India Private Limited was incorporated. (10) On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated. (11) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (12) On September 17, 2024, SQM Lithium North America Corporation was incorporated. (13) On September 9, 2024, SQM Lithium Europe NV was incorporated. (14) On December 16, 2024, SQM Lab SpA was incorporated. (15) In the fourth quarter of 2024, SQM Thailand Limited was liquidated. (16) On October of 2024, SQM Japan Lithium Co. Ltd. was incorporated. (17) On January 30, 2025 Almacenes y Depósitos Ltda. was dissolved. (18) On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total shareholding to 80%. (19) On March 12, 2025, SQM Hellas A.E. was incorporated. (20) On May 14, 2025, Sociedad SQM Canada Inc. was incorporated. (21) On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated. (*) On April 30, 2024, the Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of ThUS$ 127,152. The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts. As of December 31, 2024, the Company had ThUS$8,653 recognized as an intangible asset (see note 15) and had the ThUS$12,489 pending payment recorded as a liability. On April 2, 2025, the acquisition agreements were amended to change the purchase price to ThUS$ 125,675. Consequently, the associated intangible asset and liability were updated. The assets and liabilities recognized in the acquisition consider the following (see additional details in note 13.2.): Certain financial statement items ThUS$ Property, plant and equipment 101,357 Intangible assets (including identified intangible assets) 11,384 Cash and cash equivalents 1,093 Current assets 33,056 Total liabilities (21,215) Total 125,675 Notes to the Consolidated Interim Financial Statements September 30, 2025 21 2.6 Investments in associates and joint ventures Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. (a) Joint operations The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement. (b) Joint ventures and investments in associates Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss). Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired. Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded. Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Interim Financial Statements September 30, 2025 22 Note 3 Significant accounting policies 3.1 Classification of balances as current and non-current In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current. The exception to the foregoing relates to deferred taxes, which are classified as non-current regardless of their maturity, and to inventories which are classified as current assets when the company expects to realize the asset or intends to sell or consume it within its normal operating cycle. 3.2 Functional and presentation currency The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar. 3.3 Accounting policy for foreign currency translation (a) SQM group entities: The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows: - Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date. - Revenues and expenses of each statement of income account are converted at monthly average exchange rates. - All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves. In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale. Notes to the Consolidated Interim Financial Statements September 30, 2025 23 The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows: Currencies Closing exchange rates Average exchange rates As of September 30, 2025 As of December 31, 2024 As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ ThUS$ ThUS$ Brazilian real 5.32 6.18 5.37 6.10 New Peruvian sol 3.47 3.77 3.50 3.73 Japanese yen 147.75 157.21 147.82 153.66 Euro 0.85 0.96 0.85 0.95 Mexican peso 18.31 20.55 18.50 20.23 Australian dollar 1.51 1.61 1.52 1.58 Pound Sterling 0.74 0.80 0.74 0.79 South African rand 17.25 18.82 17.44 18.19 Chilean peso 962.39 996.46 960.22 983.24 Chinese yuan 7.13 7.31 7.13 7.29 Indian rupee 88.79 85.53 88.34 84.95 Thai Baht 32.43 34.21 31.99 34.13 Turkish lira 41.57 35.33 41.32 34.96 Korean Won 1,403.81 1,472.30 1,392.71 1,438.07 Indonesian Rupiah 16,661.00 16,138.00 16,511.45 16,035.15 United Arab Emirates dirham 3.67 3.67 3.67 3.67 Polish Zloty 3.63 4.12 3.63 4.07 UF (*) 41.03 38.55 41.12 39.07 (*) US$ per UF (b) Transactions and balances The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined. Notes to the Consolidated Interim Financial Statements September 30, 2025 24 3.4 Consolidated statement of cash flows Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument. For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above. The statement of cash flows present cash transactions performed during the period, determined using the direct method. The Company’s accounting policy is to consider interest paid and finance costs, interest received and dividends received as net cash flows from operations and dividends paid as cash flows from (used in) financing activities. Other inflows (outflows) of cash from operating activities are composed as follows: For the period ended As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ Bank expenses (1,301) (7,119) Fiscal credits (6,431) (5,086) Government grants 1,144 12,745 Value added tax 170,676 85,604 Debt issuance costs (7,002) (18,489) Total 157,086 67,655 3.5 Financial assets accounting policy Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows. The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price. After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows: (a) Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables. (b) Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following: (i) Fair value through Other Comprehensive Income: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are Notes to the Consolidated Interim Financial Statements September 30, 2025 25 measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. (ii) Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income". (c) Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement income but to retained earnings when realized. 3.6 Financial assets impairment The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk. The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment. The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows: - Significant financial hardship - Breach of contract due to default - Probability of going bankrupt The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue. The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses on accounts receivable and contract assets are presented as net impairment losses under “Impairment of financial assets and reversal of impairment losses,” see Note 22.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line. The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.

Notes to the Consolidated Interim Financial Statements September 30, 2025 26 3.7 Financial liabilities Management accounts for its financial liabilities at amortized cost. Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost. Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities. Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate. 3.8 Estimated fair value of financial instruments The fair value of financial assets and liabilities is estimated using the following information. Although the data represents Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics. Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary: Fair value estimation Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF). The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black- Scholes method. In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes. The effects on results from changes in these values are recognized in financial costs, foreign exchange differences, or in the “Cash flow hedges” section of the statement of comprehensive income, depending on the specific case. Notes to the Consolidated Interim Financial Statements September 30, 2025 27 Fair value estimates for disclosure purposes • Cash equivalent approximates fair value due to the short-term maturities of these instruments. • Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term. • Payables, current lease liabilities and other current financial liabilities fair value equal to book value due to the short-term maturity of these accounts. • The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions. 3.9 Reclassification of financial instruments When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified. 3.10 Financial instruments derecognition The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained. The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability. 3.11 Derivative and hedging financial instruments Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows: a) Fair value hedge of assets and liabilities recognized (fair value hedges). b) Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations. The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items. The fair value of derivative instruments used for hedging purposes is shown in Note 13.3. Notes to the Consolidated Interim Financial Statements September 30, 2025 28 Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income. a) Fair value hedge Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in the statement of income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate. b) Cash flow hedges The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income. When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income. 3.12 Derivative financial instruments not considered as hedges Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure. The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of September 30, 2025, and December 31, 2024, the Company does not have any embedded derivatives. 3.13 Deferred acquisition costs from insurance contracts Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current. 3.14 Leases (a) Right-of-use assets The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the Notes to the Consolidated Interim Financial Statements September 30, 2025 29 leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment. (b) Lease liabilities On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment. When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset. Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement. (c) Short-term leases and low-value asset leases The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term. (d) Significant judgments in the determination of the lease term for contracts with renewal options. The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised. The Company has the option, under some of its leases, to lease assets on additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate. 3.15 Inventory measurement The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the

Notes to the Consolidated Interim Financial Statements September 30, 2025 30 condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others. For finished and in-process products, the company has three types of provisions, which are reviewed quarterly: (a) Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications. (b) Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately. (c) Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms. Inventories of raw materials, materials and supplies for production are recorded at acquisition cost and recognized as current inventories when they are expected to be used within 12 months; they are classified as non-current inventories when the expected consumption timeline exceeds 1 year. Cyclical inventory checks are continuously conducted at warehouses, and general inventory checks occur every three years. Any discrepancies are recognized upon detection. The Company has a provision that is calculated quarterly based on percentages related to materials classified by warehouse and turnover. These percentages account for impairment, obsolescence and potential losses. The provision is reviewed at least annually and is based on the historical results of physical inventory checks. 3.16 Non-controlling interests Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent. 3.17 Related party transactions Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction. The definition of related parties is based on IAS 24 “Related Party Disclosures.”. 3.18 Property, plant and equipment Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced. In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable: (a) Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial Notes to the Consolidated Interim Financial Statements September 30, 2025 31 period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company. Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition. (b) The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets. Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date. Spare parts and other materials are recognized as fixed assets when they meet the definition of property, plant, and equipment. Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred. The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements. Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value. The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and comply with the requirements of the required standard. 3.19 Depreciation of property, plant and equipment Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually. Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030. In the case of certain mobile equipment, depreciation is performed depending on the hours of operation. Notes to the Consolidated Interim Financial Statements September 30, 2025 32 The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below: Classes of property, plant and equipment Minimum life or rate (years) Maximum life or rate (years) Life or average rate in years Mining assets (*) 5 10 8 Energy generating assets 5 15 9 Buildings 4 25 14 Supplies and accessories 3 15 7 Office equipment 5 10 7 Transport equipment 7 20 11 Network and communication equipment 4 15 7 IT equipment 4 10 8 Machinery, plant and equipment 3 28 11 Other fixed assets 3 20 10 (*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis. 3.20 Goodwill Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold. This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose. 3.21 Intangible assets other than goodwill Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights. (a) Water rights Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into: i) Finite rights with amortization using the straight-line method, and ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment. (b) Rights of way for electric lines As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land. Notes to the Consolidated Interim Financial Statements September 30, 2025 33 (c) Computer software Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights. Expenses related to the development or maintenance of IT programs are recognized as an expense and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received. The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives. (d) Mining property and concession rights The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets. The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030. Minimum and maximum amortization lives or rates of intangible assets: Estimated useful life or amortization rate Minimum Life or Rate Maximum Life or Rate Water rights 1 year Indefinite Rights of way Indefinite Indefinite Corfo Mining properties (1) 5 years 5 years Mining rights Unit-production method Intellectual property 9 years 14 years IT programs 1 year 7 years (1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030. 3.22 Research and development expenses Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred. 3.23 Exploration and evaluation expenses The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses: Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in

Notes to the Consolidated Interim Financial Statements September 30, 2025 34 progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. (a) Limestone and metallic exploration These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to inventories, if applicable. Costs related to metal exploration are charged the statement of income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage. (b) Exploration and evaluation at the Mt. Holland Project Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment. 3.24 Impairment of non-financial assets Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount. For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated. The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets. In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks. Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function. For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income. Assets with indefinite lives are assessed for impairment annually. Notes to the Consolidated Interim Financial Statements September 30, 2025 35 3.25 Dividends Recognition of a dividend liability A liability for a dividend payment is recognized when the dividend is duly authorized and is not at the entity's discretion. This corresponds to the date on which: (a) The dividend declaration made, for example, by the Board of Directors, receives approval from the appropriate authority, such as the shareholders and/or as defined by contract or (b) The dividend is declared. For disclosures related to the Agreement with Codelco, see notes 1.6, 19.5 and 20.8. Minimum Dividend As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders’ meeting. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 20.5). 3.26 Earnings per share The basic earnings per share amounts are calculated by dividing the net income for the period attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the period. Earnings per Share For the period from January to September of the year 2025 2024 Gains (losses) attributable to the owners of the parent 404,368 (524,489) Weighted average number of shares 285,637,916 285,637,952 Basic earnings (losses) per share (US$) 1.4157 (1.8362) Gains (losses) attributable to the owners of the parent 404,368 (524,489) Weighted average number of shares 285,637,916 285,637,952 Diluted earnings per share (US$) 1.4157 (1.8362) Serie A common share 142,819,012 142,819,048 Serie B common share 142,818,904 142,818,904 Total weighted average number of share 285,637,916 285,637,952 The Company does not have any securities that could potentially dilute earnings per share As of September 30, 2025, and 2024. Notes to the Consolidated Interim Financial Statements September 30, 2025 36 3.27 Other provisions Provisions are recognized when: • The Company has a present, legal or constructive obligation as the result of a past event. • It is more likely than not that certain resources must be used, to settle the obligation. • A reliable estimate can be made of the amount of the obligation. In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income. In the consolidated statement of income, the expense for any provision is presented net of any reimbursement. Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost. The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated. 3.28 Obligations related to employee termination benefits and pension commitments Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment. These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. Actuarial losses and gains that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”. Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions. The above is applicable except in the United States, where our subsidiary, SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 18.4). 3.29 Compensation plans Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income. Notes to the Consolidated Interim Financial Statements September 30, 2025 37 3.30 Revenue recognition Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries. Revenues are recognized when the specific conditions for each income stream are met, as follows: (a) Sale of goods The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met. Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and returns at the date of the sale. Volume discounts are evaluated in consideration of annual expected purchases and in accordance with the criteria defined in agreements. (b) Sale of services Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably. (c) Income from dividends Income from dividends is recognized when the right to receive the payment is established. 3.31 Finance income and finance costs Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method. Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method. 3.32 Current income tax and deferred Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies. Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

Notes to the Consolidated Interim Financial Statements September 30, 2025 38 Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized. In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable. Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized. Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity. The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences. The company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met: (i) the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and (ii) it is probable that the temporary difference will not be reversed in the foreseeable future. Recognized deferred tax assets are income taxes recoverable in future periods related to: a) deductible temporary differences; b) compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and c) compensation for unused credits from prior periods. The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits. Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements: (i) temporary differences are reversed in the foreseeable future; and (ii) there is taxable profit available against which temporary differences can be used. 3.33 Operating segment reporting IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by their operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose. An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments. Notes to the Consolidated Interim Financial Statements September 30, 2025 39 Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments. 3.34 Primary accounting criteria, estimates and assumptions Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full. In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to: • Depreciation expense is determined using useful lives estimated on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16). • Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact on the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16). • Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18). • Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements. • Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance. • Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 11). Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively. Notes to the Consolidated Interim Financial Statements September 30, 2025 40 3.35 Government grants The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received. 3.36 Environment In general, the company follows the criterion that the amounts allocated to environmental protection and impr ovement are considered as environmental expenditure. However, the amounts of certain items are considered as property, plant and equipment where appropriate. 3.37 Prepaid expenses Prepaid expenses correspond to payments for goods, value-added tax to be recovered or services that will be recorded as assets until they are consumed or the associated benefit is used/offset. Notes to the Consolidated Interim Financial Statements September 30, 2025 41 Note 4 Financial risk management 4.1 Financial risk management policy The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components. The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others. The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk. 4.2 Risk Factors (a) Credit risk A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement income of the Company's operations. Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covering the risk of insolvency and unpaid invoices correspond to 90% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6. Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe. No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2024, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2024, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts. The effect of this change was not significant for the financial statements as of December 31, 2024. Bank promissory notes: Negotiable promissory notes issued by a bank, payable upon maturity at the request of clients to guarantee the Company’s collection. Bank promissory notes are accepted based on the classification used by the Industrial and Commercial Bank of China Limited (ICBC), which provides a list of accepted banks for clearing and/or collection of these documents based on their credit rating.

Notes to the Consolidated Interim Financial Statements September 30, 2025 42 The classification used for bank promissory notes is as follows: - S: Large banks - T: Small-to-medium-sized banks - T1: Financial services companies - Others ICBC Classification As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ S 1,863 5,894 T 12,744 13,626 T1 - 12,744 Others - 7,476 Total 14,607 39,740 Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments. The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates. The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents as of September 30, 2025. Financial institution Financial assets Rating As of September 30, 2025 Moody´s S&P Fitch ThUS$ Banco Santander Time deposits P-1 A-1 F1 96,488 Scotiabank Chile Time deposits - - F1+ 60,348 Banco Crédito e Inversiones Time deposits P-1 A-2 F2 15,257 Banco Itaú CorpBanca Time deposits P-1 A-2 - 88,294 HDFC Bank Ltd. Time deposits - - - 619 KBC Bank N.V. Time deposits P-2 A-2 F1 26,054 Banco Estado Time deposits P-1 A-1 F2 2,079 Banco Itaú Brasil Time deposits - - B 1,162 Banco Crédito e Inversiones Investment fund AA+ - - 637 JP Morgan US dollar Liquidity Fund Institutional Investment fund Aaa-mf - - 2,775 Legg Mason - Western Asset Institutional cash reserves Investment fund - - AAAmmf 126,352 Total 420,065 Notes to the Consolidated Interim Financial Statements September 30, 2025 43 The following financial assets correspond to term deposits over 90 days and margin call as of September 30, 2025: Financial institution Financial assets Rating As of September 30, 2025 Moody´s S&P Fitch ThUS$ Banco Crédito e Inversiones Time deposits P-1 A-2 F2 19,322 Banco Santander Time deposits P-1 A-1 F1 190,280 Banco Itaú CorpBanca Time deposits P-1 A-2 - 131,016 Scotiabank Chile Time deposits - - F1+ 331,700 Banco de Crédito e inversiones Miami Time deposits P-2 A-2 F1 133,465 Santander US Time deposits P-1 A-1 F1 41,262 Banco Itaú Brasil Time deposits - - B 68 Banco Estado Time deposits P-1 A-1 F2 30,196 Banco Consorcio Time deposits - BBB F3 17,184 Total 894,493 The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents of December 31, 2024: Financial institution Financial assets Rating As of December 31, 2024 Moody´s S&P Fitch ThUS$ Banco Santander Time deposits P-1 A-1 F1 104,542 Scotiabank Chile Time deposits - - F1+ 106,564 Banco Estado Time deposits P-1 A-1 F2 104,084 Banco Crédito e Inversiones Time deposits P-1 A-2 F2 1,003 Banco de Chile Time deposits P-1 A-1 - 6,307 Banco Crédito e Inversiones Investment fund AA+ - - 4,997 JP Morgan US dollar Liquidity Fund Institutional Investment fund Aaa-mf - - 1,974 Legg Mason - Western Asset Institutional cash reserves Investment fund - - AAAmmf 122,337 Total 451,808 The following financial assets correspond to term deposits over 90 days and margin call as of December 31, 2024: Financial institution Financial assets Rating As of December 31, 2024 Moody´s S&P Fitch ThUS$ Banco Crédito e Inversiones Time deposits P-1 A-2 F2 174,684 Banco Estado Time deposits P-1 A-2 F2 90,975 Banco Santander Time deposits P-1 A-1 F1 415,851 Banco Itaú CorpBanca Time deposits P-1 A-2 - 66,166 Scotiabank Chile Time deposits - - F1+ 240,164 Bank of Nova Scotia Time deposits P-1 A-1 F1+ 51,025 KBC Bank Time deposits - A-2 F1 22,397 Total 1,061,262 (b) Exchange risk The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatches to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar. Notes to the Consolidated Interim Financial Statements September 30, 2025 44 A significant portion of the Company’s costs, especially salary payments, are associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase in these accounting costs, which would be reflected in the Company’s statement income. By the third quarter of 2025, approximately US$ 723 million accumulated in expenses are associated with the Peso. As of September 30, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$ 8.16 million. This air is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2024, this value corresponds to a net liability amounting US$ 25.83 million. Furthermore, as of September 30, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative time deposits in UF and in pesos, at a net liability fair value of US 4.13 million. As of December 31, 2024, a net liability fair value was recognized for an amount of US$15.40 million of net asset. To ensure the difference between its assets and liabilities, the Company held the following derivative contracts as of September 30, 2025 (as the absolute value of the sum of their notional amounts): US$ 122.60 million in Chilean peso/dollar derivative contracts, US$ 45.18 million in euro/dollar derivative contracts, US$ 23.53 million in South African rand/dollar derivative contracts, US$ 365.91 million in Chinese renminbi/dollar derivative contracts, US$ 48.12 million in Australian dollar/dollar derivative contracts and US$ 6.94 million in other currencies. Notes to the Consolidated Interim Financial Statements September 30, 2025 45 These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of September 30, 2025: Financial institution Financial assets Rating Moody´s S&P Fitch MUFG Derivative P-1 - F1 Merrill Lynch International Derivative P-1 A-2 F1+ JP Morgan Derivative P-1 A-1 F1+ Morgan Stanley Derivative P-1 A-2 F1 The Bank of Nova Scotia Derivative P-1 A-1 F1+ Banco Itaú Corpbanca Derivative P-1 A-2 - Banco de Chile Derivative P-1 A-1 - Barclays Derivative P-2 A-2 F1 HSBC Derivative P-2 A-2 F1+ (c) Interest rate risk Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects. The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread. As of September 30, 2025, approximately 10.8% of the Company's financial obligations are subject to variations in the SOFR rate. The long-term loans subject to SOFR plus a spread are held with Bank of Nova Scotia and Banco Santander/Kexim. The SOFR exposure is being hedged through derivatives. (d) Liquidity risk Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short-term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of September 30, 2025, this was 2.82 and 2.51 for December 31, 2024). The Company has an important capital expense program which is subject to change over time. On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations. The Company constantly monitors the matching of its obligations with its investments, taking due care of the maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2025, the Company had unused, available revolving credit facilities with banks, for a total of US$1,738 million. Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating. 1 All current assets divided by all current liabilities.

Notes to the Consolidated Interim Financial Statements September 30, 2025 46 The following table shows the maturity profile of the financial liabilities according to their contractual flows. As of September 30, 2025 (Figures expressed in millions of US dollars) Nature of undiscounted cash flows Carrying amount Less than 1 year 1 to 5 years Over 5 years Total Bank borrowings 1,132.07 866.65 205.54 88.34 1,160.53 Unsecured obligations 3,562.35 179.53 1,248.26 3,248.61 4,676.4 Sub total 4,694.42 1,046.18 1,453.8 3,336.95 5,836.93 Hedging liabilities 14.60 2.73 25.04 - 27.77 Derivative financial instruments 1.30 1.30 - - 1.30 Sub total 15.9 4.03 25.04 - 29.07 Current and non-current lease liabilities (1) 75.44 24.02 53.21 0.37 77.6 Trade accounts payable and other accounts payable 413.10 413.10 - - 413.10 Total 5,198.86 1,487.33 1,532.05 3,337.32 6,356.70 (1) Leases subject to variability are not included. As of December 31, 2024 (Figures expressed in millions of US dollars) Nature of undiscounted cash flows Carrying amount Less than 1 year 1 to 5 years Over 5 years Total Bank borrowings 984.80 907.07 77.49 71.89 1,056.45 Unsecured obligations 3,815.34 433.76 1,258.08 3,355.57 5,047.41 Sub total 4,800.14 1,340.83 1,335.57 3,427.46 6,103.86 Hedging liabilities 28.76 6.4 40.33 10.34 57.07 Derivative financial instruments 0.16 0.16 - - 0.16 Sub total 28.92 6.56 40.33 10.34 57.23 Current and non-current lease liabilities (1) 83.81 25.12 62.49 0.67 88.28 Trade accounts payable and other accounts payable 471.45 471.45 - - 471.45 Total 5,384.32 1,843.96 1,438.39 3,438.47 6,720.82 (1) Leases subject to variability are not included. As of September 30, 2025, the nominal value of the contracted cash flows in US dollars of the CCS contracts were ThUS$ 359,179 (ThUS$ 374,140 as of December 31, 2024). 4.3 Financial risk management The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile. Notes to the Consolidated Interim Financial Statements September 30, 2025 47 Note 5 Separate information on the main office, parent entity and joint action agreements 5.1 Parent’s stand-alone assets and liabilities Parent’s stand-alone assets and liabilities As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Assets 10,810,319 9,794,433 Liabilities (5,318,737) (4,633,614) Equity 5,491,582 5,160,819 5.2 Parent entity Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure. Notes to the Consolidated Interim Financial Statements September 30, 2025 48 Note 6 Board of Directors, Senior Management and Key management personnel 6.1 Remuneration of the Board of Directors and Senior Management (a) Board of directors SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three- year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2024, which included the election of two independent directors. Subsequent to such election, the following is the integration of the Company's committees: - Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members. - The Company’s Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto. - Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying. During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management between January and September 2025. (b) Board of Directors’ Compensation Board members’ compensation for 2025, that is from April 25, 2025 to April 24, 2026, was determined by the Annual General Shareholders Meeting held on April 24, 2025. It is as follows: (i) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month. (ii) A variable gross amount payable to the Chairman and Vice President of the board of Directors, equivalent to 0.12% of net income before tax earned by the Company (the “Profit”) during the respective business year for each; and (iii) A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net income for the respective fiscal year. Compensation of the Board for 2024, that is from April 25, 2024 to April 24, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows: (iv) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month. (v) A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and (vi) A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year. The maximum limit on directors’ 2024 variable compensation will be set at 110% of the amount of variable compensation paid to the Company's directors for the 2023 fiscal year. The aforementioned fixed and variable amounts shall not be challenged, and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. Notes to the Consolidated Interim Financial Statements September 30, 2025 49 Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of September 30, 2025, amounted to ThUS$ 7,466 and as of September 30, 2024 to ThUS$ 6,960. (c) Directors’ Committee compensation Compensation for the Board of Directors is the same for both 2024 and 2025, as follows: (i) The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned. (ii) The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2024 business year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2025. For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year. These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. (d) Health, Safety and Environmental Matters Committee: The remuneration of this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged. (e) Corporate Governance Committee The remuneration for this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged. (f) Guarantees constituted in favor of the directors No guarantees have been constituted in favor of the directors. (g) Senior management compensation: (i) This includes a monthly fixed salary and variable performance bonuses. (See Note 6.2) (ii) The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year. (iii) In addition, there are retention bonuses for its executives (see Note 18.6) (h) Guarantees pledged in favor of the Company’s management No guarantees have been pledged in favor of the Company’s management. (i) Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points. The executives and Directors do not receive or have not received any benefit during the ended September 30, 2025 and the year ended December 31, 2024 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

Notes to the Consolidated Interim Financial Statements September 30, 2025 50 6.2 Key management personnel compensation As of September 30, 2025 and 2024, the number of the key management personnel is 185 and 174, respectively. Key management personnel compensation For the period ended September 30, 2025 For the period ended September 30, 2024 ThUS$ ThUS$ Key management personnel compensation 39,157 23,984 Please also see the description of the compensation for executives in Note 18.6. Notes to the Consolidated Interim Financial Statements September 30, 2025 51 Nota 7 Background on companies included in consolidation and non-controlling interests 7.1 Assets, liabilities and profit of consolidated subsidiaries as of September 30, 2025. Subsidiaries Assets Liabilities Revenue Net profit (loss) Comprehensive income (loss) Currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Nitratos S.A. 786,475 136,798 637,457 14,627 171,234 10,737 10,017 SQM Potasio SpA 8,987 1,709,642 85,672 818 1,601 (48,479) (48,367) Serv. Integrales de Tránsito y Transferencia S.A. 17,465 28,575 26,493 5,626 13,571 (2,641) (2,588) Isapre Norte Grande Ltda. 937 1,216 1,082 283 3,309 77 51 Ajay SQM Chile S.A. 51,362 2,805 28,316 806 56,576 3,391 3,391 Almacenes y Depósitos Ltda. - - - - - 1,962 2,007 SQM Salar SpA 2,192,494 3,202,163 2,641,441 298,417 1,401,834 197,817 198,008 SQM Industrial S.A. 1,639,618 1,113,622 1,008,329 103,297 775,518 25,237 26,481 Exploraciones Mineras S.A. 8,611 22,710 326 - - 94 94 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. 516 275 281 279 2,063 (12) 46 Soquimich Comercial S.A. 129,628 12,799 68,416 6,442 97,269 4,417 4,450 Comercial Agrorama Ltda. 534 1 522 12 596 47 49 Comercial Hydro S.A. 4,770 - 1 - 26 20 20 Agrorama S.A. 190 - 4,123 - 121 1 2 Orcoma SpA 4,719 8,508 12,217 52 - 90 90 Orcoma Estudio SpA 7,336 - 2,675 - - 1 1 SQM MAG SpA 3,765 375 793 5 4,322 642 641 Sociedad Contractual Minera Búfalo 5,642 50,846 59,881 - - (2,374) (2,374) SQM Nueva Potasio SpA 2 2,454,800 2 - - 281,931 282,122 SQM Lab SpA 66 284 - - - - - SQM North America Corp. 146,946 17,448 138,528 414 245,129 4,892 4,892 RS Agro Chemical Trading Corporation A.V.V. - - - - - - - Nitratos Naturais do Chile Ltda. 160 108 2,910 - - (33) (33) SQM Corporation N.V. 631 150,949 3,669 - - 13,087 13,087 SQM Ecuador S.A. 27,149 937 17,768 246 33,425 54 54 SQM Brasil Ltda. 195 - 241 1,871 - (98) (98) Subtotal 5,038,198 8,914,861 4,741,143 433,195 2,806,594 490,860 492,043 * Information based on the stand-alone financial statements of each subsidiary. Notes to the Consolidated Interim Financial Statements September 30, 2025 52 Subsidiaries Assets Liabilities Revenue Net profit (loss) Comprehensive income (loss) Currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQMC Holding Corporation L.L.P. 42,615 25,400 1,352 - - 4,886 4,886 SQM Japan Co. Ltd. 4,248 83 1,098 22 2,621 262 262 SQM Europe N.V. 552,320 4,427 94,389 2,521 751,675 42,029 42,029 SQM Indonesia S.A. - - - - - 24 24 SQM Comercial de México S.A. de C.V. 149,453 16,952 49,503 4,938 229,919 (711) (711) SQM Investment Corporation N.V. 6,603 447,429 116 - - 38,170 38,170 SQM France S.A. - - - - - (18) (18) Administración y Servicios Santiago S.A. de C.V. 117 - 374 - - (26) (26) SQM Nitratos México S.A. de C.V. 104 - 15 - - 7 7 Soquimich European Holding B.V. 26,635 571,942 256 28 - 50,572 50,572 SQM Iberian S.A. 76,922 4,850 40,980 96 100,037 1,623 1,623 SQM Africa Pty Ltd. 53,125 2,216 35,544 829 42,608 1,856 1,856 SQM Oceania Pty Ltd. 5,315 87 1,738 - 5,232 830 830 SQM Beijing Commercial Co. Ltd. 1,441 - 30 - - 51 51 SQM Colombia SAS 16,139 2,495 13,747 1,957 16,803 (65) (65) SQM Shanghai Chemicals Co. Ltd. 498,630 283,068 286,178 566 980,752 14,887 14,887 SQM Australia Pty Ltd. ** 186,760 1,625,196 699,133 31,448 74,087 (61,371) (61,371) Soquimich LLC 153,447 914 121,995 - 203,662 (3,444) (3,444) SQM Holland B.V. 13,340 10,837 1,164 - 22,783 641 641 Soquimich Comercial Brasil Ltda. 3,073 182 1,397 10 585 (105) (105) SQM Comercial Perú S.A.C. 46,944 6,922 37,002 96 53,153 1,231 1,231 SQM India Private Limited 3,628 129 2,992 - 916 (132) (132) Sichuan Dixin New Energy Co., LTD 17,777 101,451 4,968 - 39,067 1,447 1,447 SQM (Shanghai) Industrial Co, Ltd. 22,842 955 18,937 140 92,929 2,946 2,946 SQM Lithium Europe NV 133,638 932 119,869 - 255,825 9,746 9,746 SQM Japan Lithium Co. Ltd. 180 165 60 72 - 23 23 SQM Lithium North America Corporation 26,224 245 21,285 - 45,509 203 203 Sociedad Química y Minera Maroc 337 73 475 - - (291) (291) SQM Hellas A.E. 575 - - - - - - Subtotal 2,042,432 3,106,950 1,554,597 42,723 2,918,163 105,271 105,271 Total 7,080,630 12,021,811 6,295,740 475,918 5,724,757 596,131 597,314 * Information based on the stand-alone financial statements of each subsidiary. ** Pirra Lithium Pty Ltd and SQM Canada Inc. is included within SQM Australia Pty Ltd. Notes to the Consolidated Interim Financial Statements September 30, 2025 53 Assets and, liabilities of consolidated subsidiaries as of December 31, 2024 and profit of consolidated subsidiaries for the period ended September 30, 2024 Subsidiaries Assets Liabilities Revenue Net profit (loss) Currents Comprehensive income (loss) Currents Non-currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Nitratos S.A. 565,757 118,494 409,379 13,700 164,895 17,712 17,620 SQM Potasio SpA 3,064 1,594,356 967,034 1,985 1,781 (893,591) (890,264) Serv. Integrales de Tránsito y Transferencia S.A. 5,017 30,478 12,895 6,090 19,559 1,964 1,944 Isapre Norte Grande Ltda. 756 1,112 937 213 2,992 37 30 Ajay SQM Chile S.A. 55,487 2,452 35,622 663 62,911 4,763 4,763 Almacenes y Depósitos Ltda. 182 - - - - (79) (112) SQM Salar SpA 2,178,964 2,977,590 3,058,299 293,438 1,319,079 (1,109,252) (1,110,874) SQM Industrial S.A. 1,657,901 1,143,004 969,152 100,780 840,793 (21,234) (18,788) Exploraciones Mineras S.A. 8,250 22,710 58 - - 158 158 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. 505 321 349 297 1,909 59 52 Soquimich Comercial S.A. 107,001 12,824 45,370 6,783 90,184 4,981 4,988 Comercial Agrorama Ltda. 378 1 412 12 344 10 9 Comercial Hydro S.A. 4,764 - 1 14 26 9 9 Agrorama S.A. 2 - 3,804 - 64 17 19 Orcoma SpA 451 12,638 12,163 56 - (1,364) (1,364) Orcoma Estudio SpA 7,334 - 2,675 - - 20 20 SQM MAG SpA 3,789 384 1,467 5 3,583 692 691 Sociedad Contractual Minera Búfalo 4,144 50,792 55,954 - - (210) (210) SQM Nueva Potasio SpA - 1,804,818 - - - (53,484) (58,113) SQM Lab SpA 350 - - - - - - SQM North America Corp. 194,583 15,855 189,327 550 328,608 (6,565) (6,565) RS Agro Chemical Trading Corporation A.V.V. - - - - - 163 163 Nitratos Naturais do Chile Ltda. 125 139 2,873 - - 513 513 SQM Corporation N.V. 290 137,605 3,655 - - 6,228 6,228 SQM Ecuador S.A. 27,347 818 18,076 72 38,899 (70) (70) SQM Brasil Ltda. 266 - 237 1,848 - 185 185 Subtotal 4,826,707 7,926,391 5,789,739 426,506 2,875,627 (2,048,338) (2,048,968) * Information based on the stand-alone financial statements of each subsidiary.

Notes to the Consolidated Interim Financial Statements September 30, 2025 54 Subsidiaries Assets Liabilities Revenue Net profit (loss) Currents Comprehensive income (loss) Currents Non-currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQMC Holding Corporation L.L.P. 38,606 24,400 1,229 - - 3,891 3,891 SQM Japan Co. Ltd. 3,928 100 1,045 35 30,204 (91) (91) SQM Europe N.V. 526,471 4,961 110,750 2,874 996,847 27,917 27,917 SQM Indonesia S.A. 3 - - - - - - SQM Comercial de México S.A. de C.V. 168,365 13,476 66,172 2,995 220,668 (47) (47) SQM Investment Corporation N.V. 6,240 407,883 110 - - 16,787 16,787 Royal Seed Trading Corporation A.V.V. - - - - - 13,829 13,829 SQM France S.A. 345 6 114 - - - - Administración y Servicios Santiago S.A. de C.V. 107 - 338 - - 42 42 SQM Nitratos México S.A. de C.V. 97 - 14 - - (15) (15) Soquimich European Holding B.V. 23,624 522,085 276 31 - 24,702 24,702 SQM Iberian S.A. 57,855 4,736 23,461 76 108,778 (3,516) (3,516) SQM Africa Pty Ltd. 39,347 3,085 24,213 1,105 48,821 (2,251) (2,251) SQM Oceania Pty Ltd. 6,876 88 4,129 - 4,940 417 417 SQM Beijing Commercial Co. Ltd. 1,390 - 29 - - 53 53 SQM Thailand Limited - - - - - (12) (12) SQM Colombia SAS 14,082 2,721 12,132 1,677 22,050 (2,309) (2,309) SQM Shanghai Chemicals Co. Ltd. 448,376 293,372 248,486 - 1,260,543 34,249 34,249 SQM Australia Pty Ltd. 180,440 1,536,559 679,055 29,262 16,827 (52,565) (52,565) Soquimich LLC 117,931 1,346 83,467 - 178,543 (14,518) (14,518) SQM Holland B.V. 13,948 11,301 2,876 - 18,940 (25) (25) Soquimich Comercial Brasil Ltda. 63 38 25 21 - (172) (172) SQM Comercial Perú S.A.C. 50,530 7,271 42,170 94 33,053 (116) (116) SQM India Private Limited 879 79 512 18 - (89) (89) Sichuan Dixin New Energy Co., LTD 34,145 102,924 27,136 - 23,992 (6,154) (6,154) SQM (Shanghai) Industrial Co, Ltd. 36,614 1,150 35,763 227 3,593 202 202 SQM Lithium Europe NV 129,572 1,187 125,803 - - - - SQM Japan Lithium Co. Ltd. 442 118 177 193 - - - SQM Lithium North America Corporation 28,228 288 23,535 - - - - Sociedad Química y Minera Maroc 207 - - - - - - Subtotal 1,928,711 2,939,174 1,513,017 38,608 2,967,799 40,209 40,209 Total 6,755,418 10,865,565 7,302,756 465,114 5,843,426 (2,008,129) (2,008,759) * Information based on the stand-alone financial statements of each subsidiary. Notes to the Consolidated Interim Financial Statements September 30, 2025 55 7.2 Non-controlling interests Subsidiary % of interests in the ownership held by non- controlling interests Profit (loss) attributable to non-controlling interests for the period ended Equity, non-controlling interests for the period ended Dividends paid to non-controlling interests for the period ended As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Potasio SpA 0.0000001% - - - - - - Ajay SQM Chile S.A. 49.00000% 1,662 2,334 12,272 12,128 3,463 1,821 Soquimich Comercial S.A. 39.36168% 1,738 1,960 26,597 26,460 1,834 1,961 Comercial Agrorama Ltda. 30.00000% - - - - - - SQM Indonesia S.A. 20.00000% - - - - - - Pirra Lithium Pty Ltd. 20.00000% - - 1,422 - - - SQM Thailand Limited 25.00000% - - - - - - Total 3,400 4,294 40,291 38,588 5,297 3,782 * For disclosures related to the Agreement with Codelco see notes 1.6, 3.25, 19.5 and 20.8. Notes to the Consolidated Interim Financial Statements September 30, 2025 56 Note 8 Equity-accounted investees 8.1 Investments in associates recognized according to the equity method of accounting As of September 30, 2025, and December 31, 2024, in accordance with criteria established in Note 2: Associates Equity-accounted investees Share in income of associates accounted for using the equity method for the period ended Share in other comprehensive income of associates accounted for using the equity method for the period ended Share in total other comprehensive income of associates accounted for using the equity method for the period ended As of September 30, 2025 As of December 31, 2024 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 20,832 17,470 4,219 4,523 - - 4,219 4,523 Ajay Europe SARL 8,329 6,403 2,316 2,950 1,675 94 3,991 3,044 SAS Adionics * 17,582 - (722) (763) 2,427 - 1,705 (763) Total 46,743 23,873 5,813 6,710 4,102 94 9,915 6,804 *See Notes 8.3 a) and 13.1 Associate Description of the nature of the relationship Address Country of incorporation Share of ownership in associates Dividends received for the period ending September 30, 2025 September 30, 2024 ThUS$ ThUS$ Abu Dhabi Fertilizer Industries WWL Distribution and commercialization of specialty plant nutrients in the Middle East. PO Box 71871, Abu Dhabi United Arab Emirates 37% - - Ajay North America Production and distribution of iodine and iodine derivatives. 1400 Industry RD Power Springs GA 30129 United States of America 49% 3,219 2,100 Ajay Europe SARL Production and distribution of iodine and iodine derivatives. Z.I. du Grand Verger BP 227 53602 Evron Cedex France 50% 2,877 3,049 SAS Adionics Lithium extraction, salt separation, water treatment for production and lithium cleaning. 17 bis Avenue des Andes Les Ulis, 91940 France 20% - - Total 6,096 5,149 Notes to the Consolidated Interim Financial Statements September 30, 2025 57 8.2 Assets, liabilities, revenue and expenses of associates Associate As of September 30, 2025 For the period ended September 30, 2025 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 34,745 17,508 7,373 - 55,752 8,610 - 8,610 Ajay Europe SARL 27,983 5,183 16,432 - 52,519 4,632 47 4,679 SAS Adionics 9,679 12,655 3,722 2,390 974 (5,514) - (5,514) Total 72,407 35,346 27,527 2,390 109,245 7,728 47 7,775 Associate As of December 31, 2024 For the period ended September 30, 2024 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 28,246 16,438 9,032 - 58,714 9,232 - 9,232 Ajay Europe SARL 27,615 3,953 18,762 - 56,394 5,898 3 5,901 SAS Adionics - - - - - - - - Total 55,861 20,391 27,794 - 115,108 15,130 3 15,133

Notes to the Consolidated Interim Financial Statements September 30, 2025 58 8.3 Disclosures regarding interests in associates (a) Operations for the period ended September 30, 2025: • As of September 30, 2025, the Company reclassified the investment held in SAS Adionics from "Other non-current financial assets" to "Investment accounted for under the equity method." (b) Transactions for the period ended December 31, 2024 • As of December 31, 2024, the investment held in SAS Adionics, amounting to ThUS$18,756, was presented under "Other non-current financial assets." Notes to the Consolidated Interim Financial Statements September 30, 2025 59 Note 9 Joint Ventures 9.1 Investment in joint ventures accounted for under the equity method of accounting. Joint Venture Equity-accounted investees Share in income (loss) of joint ventures accounted for using the equity method for the period ended Share on other comprehensive income joint ventures accounted for using the equity method for the period ended Share on total comprehensive income of joint ventures accounted for using the equity method for the period ended As of September 30, 2025 As of December 31, 2024 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. 8,570 8,422 148 2,439 - (577) 148 1,862 Pavoni & C. SpA 8,515 7,508 369 205 584 33 953 238 Covalent Lithium Pty Ltd. (1) - - - (760) (13) 90 (13) (670) Pirra Lithium Pty Ltd. - 3,535 - - 7 - 7 - Azure Minerals 569,882 542,456 - - 31,940 - 31,940 - SH Mining Pty 1,260 - - - - - - - Total 588,227 561,921 517 1,884 32,518 (454) 33,035 1,430 (1) Investments accounted for using the equity method with a negative value are included within “Other non-current provisions” in the amount of ThUS$ 1,437. The effects resulting from the share in the profit (loss) of this joint venture as of September 30, 2025, amount to ThUS$ (283), and are included within “other (losses) gains”. Notes to the Consolidated Interim Financial Statements September 30, 2025 60 (1) The amounts shown in the following table represent those used in the recognition of the equity method for SQM Vitas Fzco: Joint Venture Equity-accounted investees Share in income (loss) of joint ventures accounted for using the equity method, for the period ended Share on other comprehensive income of joint ventures accounted for using the equity method, for the period ended Share on total comprehensive income of joint ventures accounted for using the equity method, for the period ended As of September 30, 2025 As of December 31, 2025 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Perú S.A.C. (*) - - - (866) - - - (866) Total - - - (866) - - - (866) Joint venture Description of the nature of the relationship Domicile Country of incorporation Share of interest in ownership Dividends received for the year ending As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ SQM Vitas Fzco. Production and commercialization of specialty plant, animal nutrition and industrial hygiene. Jebel ALI Free Zone P.O. Box 18222, Dubai United Arab Emirates 50% - 12,500 Pavoni & C. SpA Production of specialty fertilizers and others for distribution in Italy and other countries. Corso Italia 172, 95129 Catania (CT), Sicilia Italy 50% - 218 Covalent Lithium Pty Ltd. Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine. L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831 Australia 50% - - SQM Vitas Perú S.A.C. (*) Production and trading of specialty vegetable and animal nutrition and industrial hygiene. Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima Peru 0% - - Pirra Lithium Pty Ltd. Exploration and development of lithium assets. Suite 12, 11 Ventnor Avenue, West Perth, WA 6605. Australia 40% - - Azure Minerals (**) In charge of the development of the Andover lithium deposits. 51 Point Samson-Roebourne Rd, Roebourne WA 6718 Australia 50% - - Total - 12,718 (*) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company. (**) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals. Notes to the Consolidated Interim Financial Statements September 30, 2025 61 9.2 Assets, liabilities, revenue and expenses from joint ventures Joint Venture As of September 30, 2025 For the period ended September 30, 2025 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. (*) 17,155 - 16 - - 295 - 295 Pavoni & C. Spa (*) 16,918 7,112 12,661 935 20,945 738 599 1,337 Covalent Lithium Pty Ltd. 13,220 808 13,022 2,437 - 604 - 604 Azure Minerals 24,170 7,167 3,206 43,429 - (2,390) - (2,390) Total 71,463 15,087 28,905 46,801 20,945 (753) 599 (154) Joint Venture As of December 31, 2024 For the period ended September 30, 2024 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. (*) 16,882 - 38 - - (6,074) (1,099) (7,173) SQM Vitas Perú S.A.C. (*) - - - - 17,672 1,731 - 1,731 Pavoni & C. Spa (*) 11,416 5,919 7,855 877 19,571 411 5 416 Covalent Lithium Pty Ltd. 10,576 915 11,868 2,141 - (1,521) - (1,521) Pirra Lithium Pty Ltd. 2,720 2,006 10 - - - - - Azure Minerals 32,907 9,071 3,561 24,254 - - - - Total 74,501 17,911 23,332 27,272 37,243 (5,453) (1,094) (6,547) (*) The financial figures exclude consolidation adjustments (unrealized gains and losses).

Notes to the Consolidated Interim Financial Statements September 30, 2025 62 9.3 Other Joint Venture disclosures Joint Venture Cash and cash equivalents Other current financial liabilities Other non-current financial liabilities As of September 30, 2025 As of December 31, 2024 As of September 30, 2025 As of December 31, 2024 As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. 11,083 10,807 - - - - Pavoni & C. Spa 476 493 5,488 2,809 - - Covalent Lithium Pty Ltd. 2,716 1,403 - - - - Pirra Lithium Pty Ltd. - 2,718 - - - - Azure Minerals 23,403 26,678 - - - - Total 37,678 42,099 5,488 2,809 - - Joint Venture Depreciation and amortization expense for the period ending Interest expense for the period ending Income tax benefit (expense) for the period ending As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. - - (1) (1) - - SQM Vitas Perú S.A.C. - (109) - (70) - (342) Pavoni & C. Spa (161) (78) (393) (376) (317) (182) Covalent Lithium Pty Ltd. (20) (212) (10) (16) - (1,406) Azure Minerals - - - - - - Total (181) (399) (404) (463) (317) (1,930) Notes to the Consolidated Interim Financial Statements September 30, 2025 63 9.4 Disclosure of interests in joint ventures a) Transactions conducted in 2025 • On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total to 80% capital interest and making it a subsidiary. b) Transactions conducted in 2024 • On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116. • During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40% for an amount of ThUS$ 3,544. • On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$356,846 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2023, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 13.1. 9.5 Joint Operations. In 2017, the Company acquired 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide. See note 2.6 letter a). Notes to the Consolidated Interim Financial Statements September 30, 2025 64 Note 10 Cash and cash equivalents 10.1 Types of cash and cash equivalents As of September 30, 2025, and December 31, 2024, cash and cash equivalents are detailed as follows: Cash As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Cash on hand 8 663 Cash in banks 1,071,108 925,380 Total Cash 1,071,116 926,043 Cash equivalents As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Short-term deposits, classified as cash equivalents 290,301 322,500 Short-term investments, classified as cash equivalents 129,764 129,308 Total cash equivalents 420,065 451,808 Total cash and cash equivalents 1,491,181 1,377,851 10.2 Short-term investments, classified as cash equivalents As of September 30, 2025, and December 31, 2024, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in: Institution As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Legg Mason - Western Asset Institutional Cash Reserves 126,352 122,337 JP Morgan US dollar Liquidity Fund Institutional 2,775 1,974 Banco Crédito e Inversiones 637 4,997 Total 129,764 129,308 Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market. Notes to the Consolidated Interim Financial Statements September 30, 2025 65 10.3 Amount restricted cash balances The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions. According to the regulations of the Superintendence of Health, this guarantee is for the total amount payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis. As of September 30, 2025, and December 31, 2024 pledged assets are as follows: Restricted cash balances As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Isapre Norte Grande Ltda. 1,039 942 Total 1,039 942

Notes to the Consolidated Interim Financial Statements September 30, 2025 66 10.4 Short-term deposits, classified as cash equivalents The detail at the end of each balance date is as follows: Receiver of the deposit Type of deposit Original Currency Interest Rate Placement date Expiration date Principal Interest accrued to- date As of September 30, 2025 ThUS$ ThUS$ ThUS$ Banco Crédito e Inversiones Fixed term Dollar 0.42% 07-28-2025 10-23-2025 15,119 138 15,257 Banco Estado Fixed term Peso 0.43% 09-30-2025 10-07-2025 2,078 1 2,079 Banco Itaú Brasil Fixed term Dollar 0.90% 09-01-2025 10-31-2025 61 9 70 Banco Itaú Brasil Fixed term Dollar 1.08% 08-18-2025 10-09-2025 1,072 20 1,092 Banco Itaú CorpBanca Fixed term Dollar 0.41% 08-05-2025 10-28-2025 10,038 77 10,115 Banco Itaú CorpBanca Fixed term Dollar 0.42% 08-27-2025 10-28-2025 19,130 94 19,224 Banco Itaú CorpBanca Fixed term Dollar 0.41% 09-29-2025 11-26-2025 24,936 7 24,943 Banco Itaú CorpBanca Fixed term Dollar 0.41% 09-29-2025 12-04-2025 19,982 5 19,987 Banco Itaú CorpBanca Fixed term Dollar 0.41% 09-30-2025 12-11-2025 14,023 2 14,025 Banco Santander Fixed term Dollar 0.41% 08-04-2025 10-28-2025 20,037 158 20,195 Banco Santander Fixed term Dollar 0.41% 08-05-2025 10-28-2025 10,038 78 10,116 Banco Santander Fixed term Dollar 0.40% 08-22-2025 11-20-2025 18,953 101 19,054 Banco Santander Fixed term Dollar 0.41% 09-30-2025 12-11-2025 6,010 1 6,011 Banco Santander Fixed term Dollar 0.41% 09-30-2025 12-18-2025 20,033 3 20,036 Banco Santander Fixed term Dollar 0.41% 09-30-2025 12-23-2025 20,033 3 20,036 Banco Santander Fixed term Dollar 0.48% 09-26-2025 10-03-2025 1,039 1 1,040 HDFC Bank Ltd. Fixed term Dollar 0.35% 08-01-2025 10-29-2025 113 1 114 HDFC Bank Ltd. Fixed term Dollar 0.46% 09-03-2025 12-02-2025 504 1 505 KBC Bank Fixed term Euro 0.14% 09-30-2025 12-31-2025 5,054 - 5,054 KBC Bank Fixed term Dollar 0.31% 09-30-2025 12-31-2025 21,000 - 21,000 Scotiabank Chile Fixed term Dollar 0.43% 07-22-2025 10-09-2025 14,885 150 15,035 Scotiabank Chile Fixed term Dollar 0.42% 07-22-2025 10-16-2025 14,885 149 15,034 Scotiabank Chile Fixed term Dollar 0.41% 08-11-2025 10-09-2025 10,058 71 10,129 Scotiabank Chile Fixed term Dollar 0.41% 08-12-2025 10-23-2025 10,006 69 10,075 Scotiabank Chile Fixed term Dollar 0.41% 08-12-2025 10-16-2025 10,006 69 10,075 Total 289,093 1,208 290,301 Notes to the Consolidated Interim Financial Statements September 30, 2025 67 Receiver of the deposit Type of deposit Original Currency Interest Rate Placement date Expiration date Principal Interest accrued to- date As of December 31, 2024 ThUS$ ThUS$ ThUS$ Banco de Chile Fixed term Dollar 0.43% 12-03-2024 01-06-2025 1,000 4 1,004 Banco de Chile Fixed term Dollar 0.08% 12-27-2024 01-03-2025 5,300 3 5,303 Banco Estado Fixed term Dollar 0.45% 12-10-2024 01-13-2025 500 1 501 Banco Estado Fixed term Dollar 0.40% 12-13-2024 01-13-2025 1,000 2 1,002 Banco Estado Fixed term Dollar 0.36% 12-16-2024 01-13-2025 500 1 501 Banco Estado Fixed term Dollar 0.27% 12-23-2024 01-13-2025 2,000 2 2,002 Banco Estado Fixed term Dollar 0.34% 12-26-2024 01-21-2025 50,000 39 50,039 Banco Estado Fixed term Dollar 0.34% 12-26-2024 01-21-2025 50,000 39 50,039 Banco Crédito e Inversiones Fixed term Dollar 0.46% 12-09-2024 01-13-2025 1,000 3 1,003 Banco Santander Fixed term Dollar 0.25% 12-24-2024 01-13-2025 500 - 500 Banco Santander Fixed term Dollar 0.09% 12-27-2024 01-03-2025 4,500 2 4,502 Banco Santander Fixed term Peso 0.44% 12-26-2024 01-14-2025 99,452 88 99,540 Scotiabank Chile Fixed term Dollar 0.32% 12-19-2024 01-13-2025 500 1 501 Scotiabank Chile Fixed term Dollar 0.18% 12-30-2024 01-13-2025 800 - 800 Scotiabank Chile Fixed term Peso 0.10% 12-26-2024 01-02-2025 2,509 2 2,511 Scotiabank Chile Fixed term Peso 0.10% 12-27-2024 01-03-2025 1,806 1 1,807 Scotiabank Chile Fixed term Peso 0.10% 12-30-2024 01-06-2025 1,505 - 1,505 Scotiabank Chile Fixed term Peso 0.45% 12-26-2024 01-28-2025 99,352 88 99,440 Total 322,224 276 322,500 Notes to the Consolidated Interim Financial Statements September 30, 2025 68 Note 11 Inventories The composition of inventory at each period-end is as follows: Type of inventory As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Raw material and supplies for production 314,560 150,126 Products-in-progress 624,635 698,134 Finished product 904,242 853,925 Total 1,843,437 1,702,185 As of September 30, 2025, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 465,061 and as of December 31, 2024 was ThUS$ 462,451 (including products in progress), As of September 30, 2025, bulk inventories recognized within work in progress were ThUS$ 190,341, while as of December 31, 2024 this value amounted to ThUS$ 249,105. As of September 30, 2025, bulk inventories recognized as part of finished products amounted to ThUS$ 204,550, while as of December 31, 2024, this balance was ThUS$ 138,625. Current inventory provisions recognized at September 30, 2025 amount to ThUS$120,765 and ThUS$114,632 at December 31, 2024. For finished goods and work in progress, the provisions recorded include those associated with the lower value of the inventory (considering lower realizable value, uncertain future use, reprocessing costs for products outside specification, etc.), which differs from inventories and potential errors in inventory determination (e.g., errors of topography, grade, humidity, etc.). (See Note 3.15) For raw materials, supplies, materials and parts, the lower value provision was associated with the proportion of defective materials and potential differences. The breakdown of inventory allowances is detailed as follows: Type of inventory As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Raw material and supplies for production 17,659 5,082 Products in progress 74,464 75,100 Finished product 28,642 34,450 Total 120,765 114,632 The Company has not pledged inventory as collateral for the periods indicated above. Notes to the Consolidated Interim Financial Statements September 30, 2025 69 As of September 30, 2025, and December 31, 2024, movements in provisions are detailed as follows: Reconciliation As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Beginning balance 114,632 133,768 Increase (decrease) in carrying amount (4,204) (14,517) Additional provision for differences in inventories - 171 Reclassifications provision fixed assets to inventory of materials and supplies 12,361 - Provision used (2,024) (4,790) Total changes 6,133 (19,136) Final balance 120,765 114,632 For further details, see accounting policy for inventory measurement in Note 3.15

Notes to the Consolidated Interim Financial Statements September 30, 2025 70 Note 12 Related party disclosures 12.1 Related party disclosures Balances pending at the period end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. 12.2 Relationships between the parent and the entity Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure. Notes to the Consolidated Interim Financial Statements September 30, 2025 71 12.3 Detailed identification of related parties and subsidiaries As of September 30, 2025, and December 31, 2024, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows: Tax ID No Name Country of origin Functional currency Nature 96.592.190-7 SQM Nitratos S.A. Chile Dollar Subsidiary 96.651.060-9 SQM Potasio SpA (6) Chile Dollar Subsidiary 79.770.780-5 Serv. Integrales de Tránsito y Transferencia S.A. Chile Dollar Subsidiary 79.906.120-1 Isapre Norte Grande Ltda. Chile Peso Subsidiary 96.592.180-K Ajay SQM Chile S.A. Chile Dollar Subsidiary 79.876.080-7 Almacenes y Depósitos Ltda. (18) Chile Peso Subsidiary 79.626.800-K SQM Salar SpA (7) Chile Dollar Subsidiary 79.947.100-0 SQM Industrial S.A. Chile Dollar Subsidiary 76.425.380-9 Exploraciones Mineras S.A. Chile Dollar Subsidiary 76.534.490-5 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. Chile Peso Subsidiary 79.768.170-9 Soquimich Comercial S.A. Chile Dollar Subsidiary 76.064.419-6 Comercial Agrorama Ltda. (1) Chile Peso Subsidiary 96.801.610-5 Comercial Hydro S.A. Chile Dollar Subsidiary 76.145.229-0 Agrorama S.A. Chile Peso Subsidiary 76.359.919-1 Orcoma Estudios SpA Chile Dollar Subsidiary 76.360.575-2 Orcoma SpA Chile Dollar Subsidiary 76.686.311-9 SQM MAG SpA Chile Dollar Subsidiary 77.114.779-8 Sociedad Contractual Minera Búfalo Chile Dollar Subsidiary 76.630.159-2 SQM Nueva Potasio SpA (8) Chile Dollar Subsidiary 78.009.141-K SQM Lab SpA (17) Chile Dollar Subsidiary 76.641.889-9 SQM Nueva Industrial III SpA (22) Chile Dollar Subsidiary Foreign SQM North America Corp. United States of America Dollar Subsidiary Foreign RS Agro Chemical Trading Corporation A.V.V. (2) Aruba Dollar Subsidiary Foreign Nitratos Naturais do Chile Ltda. Brazil Dollar Subsidiary Foreign SQM Corporation N.V. Curacao Dollar Subsidiary Foreign SQM Ecuador S.A. Ecuador Dollar Subsidiary Foreign SQM Brasil Ltda. Brazil Dollar Subsidiary Foreign SQMC Holding Corporation. United States of America Dollar Subsidiary Foreign SQM Japan Co. Ltd. Japan Dollar Subsidiary Foreign SQM Europe N.V. Belgium Dollar Subsidiary Foreign SQM Indonesia S.A. Indonesia Dollar Subsidiary Foreign SQM Comercial de México S.A. de C.V. Mexico Dollar Subsidiary Foreign SQM Investment Corporation N.V. Curacao Dollar Subsidiary Foreign Royal Seed Trading Corporation A.V.V. (3) Aruba Dollar Subsidiary Foreign SQM France S.A. France Dollar Subsidiary Foreign Administración y Servicios Santiago S.A. de C.V. Mexico Dollar Subsidiary Foreign SQM Nitratos México S.A. de C.V. Mexico Dollar Subsidiary Foreign Soquimich European Holding B.V. Holland Dollar Subsidiary Foreign SQM Iberian S.A. Spain Dollar Subsidiary Notes to the Consolidated Interim Financial Statements September 30, 2025 72 (1) SQM has control over the management of Comercial Agrorama Ltda. (2) RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024. (3) Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024. (4) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024. (5) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C. (6) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA. (7) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA. (8) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA. (9) The subsidiary SQM India Private Limited was incorporated on April 22, 2024. (10) The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024. (11) SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024. (12) On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated. (13) On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated. (14) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (15) In the fourth quarter of 2024, SQM Thailand Limited was liquidated. (16) On October 2024 the subsidiary SQM Japan Lithium Co. Ltd. was incorporated. (17) On December 16, 2024, the subsidiary SQM Lab SpA was incorporated. (18) On february 21, 2025 Almacenes y Depósitos Ltda. was dissolved. (19) On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total capital interest to 80%. (20) On March 12, 2025, SQM Hellas A.E. was incorporated. (21) On May 14, 2025, Sociedad SQM Canada Inc. was incorporated. (22) On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated. Tax ID No Name Country of origin Functional currency Nature Foreign SQM África Pty Ltd. South Africa Dollar Subsidiary Foreign SQM Oceanía Pty Ltd. Australia Dollar Subsidiary Foreign SQM Beijing Commercial Co. Ltd. China Dollar Subsidiary Foreign SQM Thailand Limited (15) Thailand Dollar Subsidiary Foreign SQM Colombia SAS Colombia Dollar Subsidiary Foreign SQM Australia Pty Australia Dollar Subsidiary Foreign SQM (Shanghai) Chemicals Co. Ltd. China Dollar Subsidiary Foreign Soquimich LLC South Korea Dollar Subsidiary Foreign SQM Holland B.V. Holland Dollar Subsidiary Foreign Soquimich Comercial Brasil Ltda. Brazil Dollar Subsidiary Foreign Blue Energy Business and Trade (Shanghai) Co., Ltd. (4) China Dollar Subsidiary Foreign SQM Comercial Perú S.A.C. (5) Peru Dollar Subsidiary Foreign SQM India Private Limited (9) India Indian Rupee Subsidiary Foreign Sichuan Dixin New Energy Co., Ltd. (10) China Chinese Yuan Subsidiary Foreign SQM (Shanghai) Industrial Co, Ltd. (11) China Dollar Subsidiary Foreign SQM Lithium Europe NV (12) Belgium Dollar Subsidiary Foreign SQM Lithium North America Corporation (13) United States of America Dollar Subsidiary Foreign Sociedad Química y Minera Maroc (14) Morocco Moroccan Dirham Subsidiary Foreign SQM Japan Lithium Co. Ltd. (16) Japan Dollar Subsidiary Foreign Harding Battery Minerals (Novo JV) Australia Dollar Subsidiary Foreign Pirra Lithium Pty Ltd (19) Australia Australian Dollar Subsidiary Foreign SQM Hellas A.E. (20) Grecee Dollar Subsidiary Foreign SQM Canada Inc. (21) Canada Dollar Subsidiary Foreign Ajay North America United States of America Dollar Associate Foreign Ajay Europe SARL France Euro Associate Foreign SAS Adionics France Euro Associate Foreign Abu Dhabi Fertilizer Industries WWL United Arab Emirates Arab Emirates dirham Associate Foreign SQM Vitas Fzco United Arab Emirates Arab Emirates dirham Joint venture Foreign Pavoni & C, SpA. Italy Euro Joint venture Foreign Covalent Lithium Pty Ltd. Australia Australian Dollar Joint venture Foreign Azure Minerals Australia Australian Dollar Joint venture Foreign SH Mining Pty Ltd Australia Australian Dollar Joint venture Foreign SQM Vitas Brasil Agroindustria Brazil Brazilian real Other related parties Notes to the Consolidated Interim Financial Statements September 30, 2025 73 The following other related parties correspond to mining contractual corporations. Tax ID No. Name Country of origin Functional currency Relationship N/A Sociedad Contractual Minera Pampa Unión Chile Peso Other related parties N/A Sociedad Contractual Minera Capricornio Chile Peso Other related parties 12.4 Detail of related parties and related party transactions Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customaries for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them. For the period ended September 30, 2025 and 2024, the detail of significant transactions involving amounts greater than ThUS$1,000 with "Other related parties" is as follows: Tax ID No Name Nature Country of origin Transaction As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ Foreign Ajay Europe S.A.R.L. Associate France Sale of products 30,107 36,664 Foreign Ajay Europe S.A.R.L. Associate France Dividends 2,877 3,049 Foreign Ajay North America LL.C. Associate United States of America Sale of products 23,162 36,784 Foreign Ajay North America LL.C. Associate United States of America Dividends 3,219 2,100 Foreign SQM Vitas Brasil Agroindustria Other related parties Brazil Sale of products - - Foreign SQM Vitas Perú S.A.C. Other related parties Peru Sale of products - 6,577 Foreign Pavoni & CPA Joint venture Italy Sale of products 4,521 5,345 Foreign Pavoni & CPA Joint venture Italy Dividends - 218 Foreign SQM Vitas Fzco Joint venture United Arab Emirates Dividends - 12,500

Notes to the Consolidated Interim Financial Statements September 30, 2025 74 12.5 Trade receivables due from related parties, current: Tax ID No Name Nature Country of origin Currency As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Foreign Ajay Europe S.A.R.L. Associate France Euro 10,253 13,213 Foreign Ajay North America LL.C. Associate United States of America Dollar 4,906 7,232 96.511.530-7 Soc. de Inversiones Pampa Calichera Other related parties Chile Dollar - 4 Foreign Pavoni & C. SpA Joint venture Italy Euro 3,074 1,511 Foreign Azure Minerals Joint venture Australia Australian dollar 8,437 4,713 Foreign SH Mining Pty Ltd Joint venture Australia Australian dollar 7,549 2,033 Total 34,219 28,706 As of September 30, 2025, and December 31, 2024, receivables are net of provision for ThUS$ 256 and ThUS$ 668, respectively. 12.6 Current trade payables due to related: Tax ID No Name Nature Country of origin Currency As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Foreign Covalent Lithium Pty Ltd. Joint venture Australia Australian dollar 4,839 4,438 Foreign SQM Vitas Fzco Joint venture United Arab Emirates Dollar 5,827 5,827 Total 10,666 10,265 12.7 Other disclosures: Note 6 describes the remuneration of the board of directors, administration and key management personnel. Notes to the Consolidated Interim Financial Statements September 30, 2025 75 Note 13 Financial instruments 13.1 Types of other current and non-current financial assets Description of other financial assets As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Financial assets at amortized cost (1) 894,493 1,061,262 Derivative financial instruments - For hedging 4,134 15,405 - Non-hedging (2) 2,268 2,928 - Other financial instruments 2,356 - Total other current financial assets 903,251 1,079,595 Financial assets at fair value through other comprehensive income (3) (4) (5) (6) 60,500 57,756 Derivative financial instruments - For hedging 6,442 2,930 Other financial assets at amortized cost 20 20 Total other non-current financial assets 66,962 60,706 Institution As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Banco de Crédito e Inversiones 19,322 174,684 Banco Santander 190,280 415,851 Banco Itaú CorpBanca 131,016 66,166 Banco de Crédito e inversiones Miami 133,465 - Banco Itaú Brasil 68 - Scotiabank Chile 331,700 240,164 Santander US 41,262 - Bank of Nova Scotia - 51,025 KBC Bank - 22,397 Banco Estado 30,196 90,975 Banco Consorcio 17,184 - Total 894,493 1,061,262 (1) Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions. (2) Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3). (3) During the first quarter of 2023, the Company made an investment of ThUS$30,701 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). On May 9, 2024, the Company acquired an additional share in this entity, reaching a 50% ownership stake (for more details, see Note 9.4, section (a)). Consequently, this investment was reclassified under the joint ventures category. At the time of reclassification, the cumulative valuation recorded in the reserve for gains and losses on financial assets was transferred to retained earnings, totaling ThU$ 186,809. This amount reflects the total change in the fair value assessment from the initial acquisition of 19.99% to reaching the 50% ownership stake. (4) In the first quarter of 2024, the Company invested an additional ThUS$ 4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in the associate to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd. (5) In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. During the second quarter of 2025, investments were acquired in Kite Magnetic Investment and Optigun OU for ThUS$ 2,315 and ThUS$ 3,195, respectively. (6) As of December 31, 2024, the investment in SAS Adionics was classified as other non-current financial assets. During the first quarter of 2025, this investment was reclassified to investments accounted for using the equity method. See note 8. Considering that these investments (4) (5) and (6) are recent, their carrying amount is estimated to approximate their fair value. Notes to the Consolidated Interim Financial Statements September 30, 2025 76 13.2 Trade and other receivables Trade and other receivables As of September 30, 2025 As of December 31, 2024 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Trade receivables, current 578,919 - 578,919 537,552 - 537,552 Prepayments, current 84,927 - 84,927 33,737 - 33,737 Other receivables, current 15,657 3,246 18,903 23,063 2,727 25,790 Guarantee deposits (1) 1,699 - 1,699 11,785 - 11,785 Total trade and other receivables 681,202 3,246 684,448 606,137 2,727 608,864 See discussion about credit risk in Note 4.2. Trade and other receivables As of September 30, 2025 As of December 31, 2024 Gross receivables Impairment provision for doubtful receivables Trade receivables, net Gross receivables Impairment provision for doubtful receivables Trade receivables, net ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Trade receivables, current 580,523 (1,604) 578,919 539,948 (2,396) 537,552 Prepayments, current 85,711 (784) 84,927 34,521 (784) 33,737 Other receivables, current 18,866 (3,209) 15,657 25,712 (2,649) 23,063 Guarantee deposits (1) 1,699 - 1,699 11,785 - 11,785 Other receivables, non-current 3,246 - 3,246 2,727 - 2,727 Total trade and other receivables 690,045 (5,597) 684,448 614,693 (5,829) 608,864 (1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion. The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 8,653 (see note 15, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$ 16,071 has been reimbursed. During April 2025, a total of CNY 80 million (ThUS$ 11,176) was repaid. Notes to the Consolidated Interim Financial Statements September 30, 2025 77 As of September 30, 2025, and December 31, 2024, the renegotiated portfolio represented 0% of total trade receivables. (a) Impairment provision for doubtful receivables As of September 30, 2025 Trade and other receivables Trade accounts receivable days past due Trade Trade receivables due from related parties Current 1 to 30 days 31 to 60 days 61 to 90 days Over 90 days ThUS$ ThUS$ Expected Loss Rate on 0% 1% 2% 5% 72% - - Total Gross Book Value 550,547 26,333 1,657 792 1,194 580,523 34,475 Impairment Estimate 484 188 36 40 856 1,604 256 As of December 31, 2024 Trade and other receivables Trade accounts receivable days past due Trade Trade receivables due from related parties Current 1 to 30 days 31 to 60 days 61 to 90 days Over 90 days ThUS$ ThUS$ Expected Loss Rate on 0% 1% 2% 5% 27% - - Total Gross Book Value 512,474 16,619 6,294 558 4,003 539,948 29,374 Impairment Estimate 989 163 138 26 1,080 2,396 668 As of September 30, 2025, and December 31, 2024, movements in provisions are as follows: Provisions As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Impairment provision of accounts receivable at the beginning of the year 6,497 7,875 Impairment loss on accounts receivable for the period recognized in results (435) (639) Write-off of receivables - (2,154) Difference in exchange rate (209) 1,415 Impairment provision of accounts receivable at the reporting date 5,853 6,497 The allowance for impairment of accounts receivable is analyzed below Trade and other receivables 1,604 2,396 Current other receivables 3,993 3,433 Trade receivables with related parties 256 668 Impairment provision of Accounts Receivable 5,853 6,497

Notes to the Consolidated Interim Financial Statements September 30, 2025 78 13.3 Hedging assets and liabilities The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b). As of September 30, 2025 Assets Liabilities Total Realized (*) Hedging Reserve in Gross Equity Type of Instrument: Cross currency interest rate swaps and Forwards Cash flow hedge derivatives Short term 4,134 6,515 - - Long term 6,442 8,838 - - Subtotal 10,576 15,353 (10,603) 5,826 Type of Instrument: Forwards Non-hedging derivatives disbursement SQM Australia Pty Short term - - - - Long term - - - - Subtotal - - - - Underlying Investments Hedge 10,576 15,353 (10,603) 5,826 Type of Instrument: Forwards/Options Non-hedge derivatives with effect on income Short term 2,268 1,381 - - Underlying Investments Hedge 2,268 1,381 (1,624) - Total Instruments 12,844 16,734 (12,227) 5,826 As of December 31, 2024 Assets Liabilities Total Realized (*) Hedging Reserve in Gross Equity Type of Instrument: Cross currency interest rate swaps and Forwards Cash flow hedge derivatives Short term 15,405 7,316 - - Long term 2,930 21,440 - - Subtotal 18,335 28,756 10,018 (20,439) Type of Instrument: Forwards Non-hedging derivatives disbursement SQM Australia Pty Short term - - - - Long term - - - - Subtotal - - - - Underlying Investments Hedge 18,335 28,756 10,018 (20,439) Type of Instrument: Forwards/Options Non-hedge derivatives with effect on income Short term 2,928 418 - - Underlying Investments Hedge 2,928 418 17,131 - Total Instruments 21,263 29,174 27,149 (20,439) Notes to the Consolidated Interim Financial Statements September 30, 2025 79 (*) The balances in the “Total Realized” column consider the effects of the contracts in effect from January 1 to September 30, 2025, and from January 1 to December 31, 2024. Reconciliation of asset and liability hedging derivatives As of December 31, 2024 Cash flow Profit (loss) Equity and other As of September 30, 2025 Debt hedging derivatives (25,826) 4,447 21,957 (9,489) (8,911) Investment hedging derivatives 15,405 1,526 (17,627) 4,830 4,134 Hedging derivatives – cash requirements for Australia’s business - - - - - Non-hedging derivatives 2,510 - (1,623) - 887 Reconciliation of asset and liability hedging derivatives As of December 31, 2023 Cash Flow Profit (loss) Equity and other As of December 31, 2024 Debt hedging derivatives 2,520 6,298 (47,238) 12,594 (25,826) Investment hedging derivatives (18,300) (4,368) 37,938 135 15,405 Hedging derivatives – cash requirements for Australia’s business 1,437 - - (1,437) - Non-hedging derivatives (14,275) (345) 17,130 - 2,510 Derivative contract maturities are detailed as follows: Series Contract amount Currency Maturity date ThUS$ O 58,748 UF 02-01-2030 P 134,228 UF 01-15-2028 Q 123,370 UF 06-01-2030 Effectiveness The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms. The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship. Notes to the Consolidated Interim Financial Statements September 30, 2025 80 13.4 Financial liabilities Other current and non-current financial liabilities As of September 30, 2025, and December 31, 2024, the detail is as follows: Other current and non-current financial liabilities As of September 30, 2025 As of December 31, 2024 Currents Non-Current Total Currents Non-Current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Liabilities at amortized cost Bank borrowings 831,861 293,051 1,124,912 847,963 129,683 977,646 Unsecured obligations 47,112 3,460,754 3,507,866 307,771 3,449,459 3,757,230 Derivative financial instruments For hedging 6,515 8,838 15,353 7,316 21,440 28,756 Non-hedging 1,381 - 1,381 418 - 418 Total 886,869 3,762,643 4,649,512 1,163,468 3,600,582 4,764,050 Notes to the Consolidated Interim Financial Statements September 30, 2025 81 a) Bank borrowings, current: As of September 30, 2025 the detail of this caption is as follows: Debtor Creditor Currency Payment of interest Repayment Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Bank of Nova Scotia United States of America Dollar Upon maturity 12-19-2025 6.08% 4.24% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 12-22-2025 4.51% 4.25% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 12-22-2025 4.62% 4.25% 93.007.000-9 SQM S.A. Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 03-19-2026 4.74% 4.74% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 10-21-2025 4.95% 4.95% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 08-28-2026 4.56% 4.56% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 11-17-2025 4.80% 4.80% 93.007.000-9 SQM S.A. Chile 97.043.000-8 JPMorgan Chile Dollar Upon maturity 08-28-2026 4.37% 4.37% 93.007.000-9 SQM S.A. Chile 97.006.000-6 Banco BCI Chile Dollar Upon maturity 06-12-2026 4.80% 4.80% 93.007.000-9 SQM S.A. Chile 97.006.000-6 Banco BCI Chile Dollar Upon maturity 08-03-2026 4.48% 4.48% 93.007.000-9 SQM S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 07-06-2026 4.66% 4.66% 93.007.000-9 SQM S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 08-18-2026 4.62% 4.62% 79.947.100-0 SQM Industrial S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 02-02-2026 4.73% 4.73% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 07-02-2026 4.66% 4.66% 79.626.800-K SQM Salar SpA Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 04-21-2026 4.72% 4.72% 79.626.800-K SQM Salar SpA Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 03-18-2026 4.74% 4.74% 79.626.800-K SQM Salar SpA Chile 97.006.000-6 Banco BCI Chile Dollar Upon maturity 06-11-2026 4.79% 4.79% 79.626.800-K SQM Salar SpA Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 01-27-2026 4.85% 4.85% 79.626.800-K SQM Salar SpA Chile 97.006.000-6 Banco BCI Chile Dollar Upon maturity 07-21-2026 4.58% 4.58% 79.626.800-K SQM Salar SpA Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 07-21-2026 4.68% 4.68%

Notes to the Consolidated Interim Financial Statements September 30, 2025 82 Debtor Creditor Nominal amounts as of September 30, 2025 Current amounts as of September 30, 2025 Company Financial institution Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Bank of Nova Scotia 200,000 - 200,000 203,189 - 203,189 (208) 202,981 SQM S.A. Banco Santander/Kexim - - - 1,473 - 1,473 - 1,473 SQM S.A. Banco Santander/Kexim - - - 3,091 - 3,091 - 3,091 SQM S.A. Scotiabank Chile - 25,000 25,000 - 25,619 25,619 - 25,619 SQM S.A. Banco Estado 40,000 - 40,000 41,199 - 41,199 - 41,199 SQM S.A. Banco Estado - 30,000 30,000 - 30,106 30,106 - 30,106 SQM S.A. Banco Estado 30,000 - 30,000 30,836 - 30,836 - 30,836 SQM S.A. Banco BCI - 30,000 30,000 - 30,416 30,416 - 30,416 SQM S.A. Banco BCI - 30,000 30,000 - 30,198 30,198 - 30,198 SQM S.A. JPMorgan - 50,000 50,000 - 50,170 50,170 - 50,170 SQM S.A. Banco Itau - 50,000 50,000 - 50,524 50,524 - 50,524 SQM S.A. Banco Itau - 30,000 30,000 - 30,154 30,154 - 30,154 SQM Industrial S.A. Banco Estado - 20,000 20,000 - 20,620 20,620 - 20,620 SQM Industrial S.A. Banco Itau - 50,000 50,000 - 50,524 50,524 - 50,524 SQM Salar SpA Banco BCI - 70,000 70,000 - 70,987 70,987 - 70,987 SQM Salar SpA Banco BCI - 14,000 14,000 - 14,094 14,094 - 14,094 SQM Salar SpA Scotiabank Chile - 50,000 50,000 - 50,964 50,964 - 50,964 SQM Salar SpA Scotiabank Chile - 50,000 50,000 - 51,238 51,238 - 51,238 SQM Salar SpA Banco Itau - 26,000 26,000 - 26,179 26,179 - 26,179 SQM Salar SpA Banco Itau - 20,000 20,000 - 20,488 20,488 - 20,488 Total 270,000 545,000 815,000 279,788 552,281 832,069 (208) 831,861 Notes to the Consolidated Interim Financial Statements September 30, 2025 83 As of December 31, 2024 Debtor Creditor Currency Payment of interest Repayment Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Bank of Nova Scotia United States of America Dollar Upon maturity 06-20-2025 5.93% 4.28% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 06-23-2025 4.73% 4.28% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 06-23-2025 4.27% 4.29% 93.007.000-9 SQM S.A. Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 03-26-2025 6.10% 6.10% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 02-14-2025 5.95% 5.95% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 08-21-2025 5.27% 5.27% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 09-02-2025 4.95% 4.95% 93.007.000-9 SQM S.A. Chile 97.043.000-8 JPMorgan Chile Dollar Upon maturity 07-10-2025 5.77% 5.77% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 03-07-2025 6.11% 6.11% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 03-07-2025 6.11% 6.11% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 02-25-2025 5.84% 5.84% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 06-19-2025 5.89% 5.89% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 02-07-2025 5.89% 5.89% 79.947.100-0 SQM Industrial S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 07-11-2025 5.53% 5.53% 79.947.100-0 SQM Industrial S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 08-08-2025 5.22% 5.22% 79.626.800-K SQM Salar SpA Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 02-17-2025 5.86% 5.86% 79.626.800-K SQM Salar SpA Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 05-06-2025 6.06% 6.06% 79.626.800-K SQM Salar SpA Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 03-26-2025 6.10% 6.10% 79.626.800-K SQM Salar SpA Chile 97.004.000-5 Banco de Chile Chile Dollar Upon maturity 08-08-2025 5.34% 5.34% 79.626.800-K SQM Salar SpA Chile 97.004.000-5 Banco de Chile Chile Dollar Upon maturity 06-16-2025 5.90% 5.90% Notes to the Consolidated Interim Financial Statements September 30, 2025 84 Debtor Creditor Nominal amounts as of December 31, 2024 Current amounts as of December 31, 2024 Company Financial institution Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Bank of Nova Scotia - 200,000 200,000 - 200,346 200,346 (839) 199,507 SQM S.A. Banco Santander/Kexim - - - - 150 150 - 150 SQM S.A. Banco Santander/Kexim - - - - 23 23 - 23 SQM S.A. Scotiabank Chile - 25,000 25,000 25,911 - 25,911 - 25,911 SQM S.A. Banco Estado 15,000 - 15,000 15,781 - 15,781 - 15,781 SQM S.A. Banco Estado - 30,000 30,000 - 30,558 30,558 - 30,558 SQM S.A. Banco Estado - 80,000 80,000 - 81,287 81,287 - 81,287 SQM S.A. JPMorgan - 50,000 50,000 - 51,395 51,395 - 51,395 SQM Industrial S.A. Banco Itau 20,000 - 20,000 20,859 - 20,859 - 20,859 SQM Industrial S.A. Banco Itau 20,000 - 20,000 20,586 - 20,586 - 20,586 SQM Industrial S.A. Banco Itau 10,000 - 10,000 10,429 - 10,429 - 10,429 SQM Industrial S.A. Banco Itau 40,000 - 40,000 41,226 - 41,226 - 41,226 SQM Industrial S.A. Banco Itau - 30,000 30,000 - 30,928 30,928 - 30,928 SQM Industrial S.A. Banco Estado - 30,000 30,000 - 30,605 30,605 - 30,605 SQM Industrial S.A. Banco Estado - 50,000 50,000 - 51,275 51,275 - 51,275 SQM Salar SpA Banco Itau 20,000 - 20,000 20,664 - 20,664 - 20,664 SQM Salar SpA Scotiabank Chile - 50,000 50,000 - 51,918 51,918 - 51,918 SQM Salar SpA Scotiabank Chile 50,000 - 50,000 51,822 - 51,822 - 51,822 SQM Salar SpA Banco de Chile - 40,000 40,000 - 40,825 40,825 - 40,825 SQM Salar SpA Banco de Chile - 70,000 70,000 - 72,214 72,214 - 72,214 Total 175,000 655,000 830,000 207,278 641,524 848,802 (839) 847,963 Notes to the Consolidated Interim Financial Statements September 30, 2025 85 b) Unsecured obligations, current: As of September 30, 2025, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows: Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$450,000 11-07-2025 Dollar Semiannual Upon maturity 1.78% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01-22-2026 Dollar Semiannual Upon maturity 3.25% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 03-10-2026 Dollar Semiannual Upon maturity 2.98% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 11-07-2025 Dollar Semiannual Upon maturity 5.64% 6.50% 93.007.000-9 SQM S.A. Chile - ThUS$850,000 03-10-2026 Dollar Semiannual Upon maturity 5.17% 5.50% 93.007.000-9 SQM S.A. Chile 564 H 01-05-2026 UF Semiannual Semiannual 0.91% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02-01-2026 UF Semiannual Upon maturity 1.35% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01-15-2026 UF Semiannual Upon maturity 0.79% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 12-01-2025 UF Semiannual Upon maturity 2.14% 3.45% Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements. Company Country Series Nominal amounts as of September 30, 2025 Carrying amounts of maturities as of September 30, 2025 Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Chile ThUS$450,000 7,597 - 7,597 7,597 - 7,597 (679) 6,918 SQM S.A. Chile ThUS$400,000 - 3,211 3,211 - 3,211 3,211 (235) 2,976 SQM S.A. Chile ThUS$700,000 - 1,361 1,361 - 1,361 1,361 (555) 806 SQM S.A. Chile ThUS$750,000 19,365 - 19,365 19,365 - 19,365 (1,612) 17,753 SQM S.A. Chile ThUS$850,000 - 2,597 2,597 - 2,597 2,597 (1,937) 660 SQM S.A. Chile H - 15,687 15,687 - 15,687 15,687 (172) 15,515 SQM S.A. Chile O - 380 380 - 380 380 (81) 299 SQM S.A. Chile P - 827 827 - 827 827 (12) 815 SQM S.A. Chile Q 1,392 - 1,392 1,392 - 1,392 (22) 1,370 Total 28,354 24,063 52,417 28,354 24,063 52,417 (5,305) 47,112

Notes to the Consolidated Interim Financial Statements September 30, 2025 86 As of December 31, 2024 Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$250,000 01-28-2025 Dollar Semiannual Upon maturity 0.39% 4.38% 93.007.000-9 SQM S.A. Chile - ThUS$450,000 05-07-2025 Dollar Semiannual Upon maturity 1.98% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01-22-2025 Dollar Semiannual Upon maturity 3.43% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 03-10-2025 Dollar Semiannual Upon maturity 3.14% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 05-07-2025 Dollar Semiannual Upon maturity 6.02% 6.50% 93.007.000-9 SQM S.A. Chile - ThUS$850,000 03-10-2025 Dollar Semiannual Upon maturity 5.86% 5.50% 93.007.000-9 SQM S.A. Chile 564 H 01-05-2024 UF Semiannual Semiannual 1.55% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02-01-2024 UF Semiannual Upon maturity 1.51% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01-15-2024 UF Semiannual Upon maturity 1.10% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 06-01-2024 UF Semiannual Upon maturity 2.23% 3.45% Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements. Company Country Series Nominal amounts as of December 31, 2024 Carrying amounts of maturities as of December 31, 2024 Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Chile ThUS$250,000 254,648 - 254,648 254,648 - 254,648 (36) 254,612 SQM S.A. Chile ThUS$450,000 - 2,869 2,869 - 2,869 2,869 (677) 2,192 SQM S.A. Chile ThUS$400,000 7,508 - 7,508 7,508 - 7,508 (235) 7,273 SQM S.A. Chile ThUS$700,000 7,554 - 7,554 7,554 - 7,554 (555) 6,999 SQM S.A. Chile ThUS$750,000 - 7,313 7,313 - 7,313 7,313 (1,611) 5,702 SQM S.A. Chile ThUS$850,000 14,415 - 14,415 14,415 - 14,415 (1,935) 12,480 SQM S.A. Chile H 15,844 - 15,844 15,844 - 15,844 (172) 15,672 SQM S.A. Chile O 907 - 907 907 - 907 (81) 826 SQM S.A. Chile P 1,719 - 1,719 1,719 - 1,719 (12) 1,707 SQM S.A. Chile Q - 330 330 - 330 330 (22) 308 Total 302,595 10,512 313,107 302,595 10,512 313,107 (5,336) 307,771 Notes to the Consolidated Interim Financial Statements September 30, 2025 87 c) Classes of bank borrowings, non-current The following table shows the details of bank borrowings as of September 30, 2025: Debtor Creditor Currency Type of amortization Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 4.51% 4.25% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 4.62% 4.25% Debtor Creditor Nominal non-current maturities as of September 30, 2025 Carrying amounts and maturities as of September 30, 2025 Company Financial institution Between 1 and 2 Between 2 and 3 Between 3 and 4 Total Between 1 and 2 Between 2 and 3 Between 3 and 4 Subtotal Costs of obtaining loans Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Banco Santander/Kexim - - 100,000 100,000 - - 100,000 100,000 (2,312) 97,688 SQM S.A. Banco Santander/Kexim - - 200,000 200,000 - - 200,000 200,000 (4,637) 195,363 Total - - 300,000 300,000 - - 300,000 300,000 (6,949) 293,051 As of December 31, 2024 Debtor Creditor Currency Type of amortization Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 4.73% 4.28% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 4.27% 4.29% Debtor Creditor Nominal non-current maturities as of December 31, 2024 Carrying amounts and maturities as of December 31, 2024 Company Financial institution Between 1 and 2 Between 2 and 3 Between 3 and 4 Total Between 1 and 2 Between 2 and 3 Between 3 and 4 Subtotal Costs of obtaining loans Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Banco Santander/Kexim - - 100,000 100,000 - - 100,000 100,000 (2,997) 97,003 SQM S.A. Banco Santander/Kexim - - 36,000 36,000 - - 36,000 36,000 (3,320) 32,680 Total - - 136,000 136,000 - - 136,000 136,000 (6,317) 129,683 Notes to the Consolidated Interim Financial Statements September 30, 2025 88 d) Unsecured obligations, non-current The following table shows the details of “unsecured debentures that accrue non-current interest” as of September 30, 2025: Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$450,000 05-07-2029 Dollar Semiannual Upon maturity 4.10% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01-22-2050 Dollar Semiannual Upon maturity 4.19% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 09-10-2051 Dollar Semiannual Upon maturity 3.42% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 11-07-2033 Dollar Semiannual Upon maturity 6.29% 6.50% 93.007.000-9 SQM S.A. Chile - ThUS$850,000 09-10-2034 Dollar Semiannual Upon maturity 5.27% 5.50% 93.007.000-9 SQM S.A. Chile 564 H 01-05-2030 UF Semiannual Semiannual 4.76% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02-01-2033 UF Semiannual Upon maturity 3.69% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01-15-2028 UF Semiannual Upon maturity 3.24% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 06-01-2038 UF Semiannual Upon maturity 3.54% 3.45% Series Nominal non-current maturities as of September 30, 2025 Carrying amounts and maturities as of September 30, 2025 Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Total Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Subtotal Bond issuance costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$450,000 - - - 450,000 - 450,000 - - - 450,000 - 450,000 (1,810) 448,190 ThUS$400,000 - - - - 400,000 400,000 - - - - 400,000 400,000 (5,473) 394,527 ThUS$700,000 - - - - 700,000 700,000 - - - - 700,000 700,000 (13,822) 686,178 ThUS$750,000 - - - - 750,000 750,000 - - - - 750,000 750,000 (11,386) 738,614 ThUS$850,000 - - - - 850,000 850,000 - - - - 850,000 850,000 (15,340) 834,660 H - - - 52,218 - 52,218 - - - 52,218 - 52,218 (560) 51,658 O - - - - 61,543 61,543 - - - - 61,543 61,543 (517) 61,026 P - - - 123,086 - 123,086 - - - 123,086 - 123,086 (18) 123,068 Q - - - - 123,086 123,086 - - - - 123,086 123,086 (253) 122,833 Total - - - 625,304 2,884,629 3,509,933 - - - 625,304 2,884,629 3,509,933 (49,179) 3,460,754 Notes to the Consolidated Interim Financial Statements September 30, 2025 89 As of December 31, 2024 Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$450,000 05-07-2029 Dollar Semiannual Upon maturity 4.14% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01-22-2050 Dollar Semiannual Upon maturity 4.23% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 09-10-2051 Dollar Semiannual Upon maturity 3.45% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 11-07-2033 Dollar Semiannual Upon maturity 6.89% 6.50% 93.007.000-9 SQM S.A. Chile - ThUS$850,000 09-10-2034 Dollar Semiannual Upon maturity 5.86% 5.50% 93.007.000-9 SQM S.A. Chile 564 H 01-05-2030 UF Semiannual Semiannual 4.76% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02-01-2033 UF Semiannual Upon maturity 3.69% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01-15-2028 UF Semiannual Upon maturity 3.24% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 06-01-2038 UF Semiannual Upon maturity 3.54% 3.45% Series Nominal non-current maturities as of December 31, 2024 Carrying amounts and maturities as of December 31, 2024 Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Total Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Subtotal Bond issuance costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$450,000 - - - - 450,000 450,000 - - - - 450,000 450,000 (2,313) 447,687 ThUS$400,000 - - - - 400,000 400,000 - - - - 400,000 400,000 (5,644) 394,356 ThUS$700,000 - - - - 700,000 700,000 - - - - 700,000 700,000 (14,232) 685,768 ThUS$750,000 - - - - 750,000 750,000 - - - - 750,000 750,000 (12,590) 737,410 ThUS$850,000 - - - - 850,000 850,000 - - - - 850,000 850,000 (16,433) 833,567 H - - - - 63,087 63,087 - - - - 63,087 63,087 (689) 62,398 O - - - - 57,830 57,830 - - - - 57,830 57,830 (578) 57,252 P - - - - 115,659 115,659 - - - - 115,659 115,659 (27) 115,632 Q - - - - 115,659 115,659 - - - - 115,659 115,659 (270) 115,389 Total - - - - 3,502,235 3,502,235 - - - - 3,502,235 3,502,235 (52,776) 3,449,459

Notes to the Consolidated Interim Financial Statements September 30, 2025 90 13.5 Trade and other payables a) Details trade and other payables Trade and other payables As of September 30, 2025 As of December 31, 2024 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Accounts payable 359,598 - 359,598 448,154 - 448,154 Other accounts payable 760 - 760 1,007 - 1,007 Prepayments from customers 52,743 - 52,743 22,288 - 22,288 Total 413,101 - 413,101 471,449 - 471,449 As of September 30, 2025, and December 31, 2024, the balance of current and past due accounts payable is made up as follows: Suppliers current on all payments Type of Supplier Amounts according to payment periods as of September 30, 2025 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 246,026 2,575 135 235 - - 248,971 Services 126,543 4 1 11 - - 126,559 Others 31,801 - - - - - 31,801 Total 404,370 2,579 136 246 - - 407,331 Type of Supplier Amounts according to payment periods as of December 31, 2024 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 290,688 5,248 66 25 1 - 296,028 Services 126,479 6,031 11 7 65 - 132,593 Others 40,353 159 4 - - - 40,516 Total 457,520 11,438 81 32 66 - 469,137 Suppliers past due on payments Type of Supplier Amounts according to payment periods as of September 30, 2025 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 1,603 1,720 213 617 230 - 4,383 Services 462 51 - - 78 - 591 Others 35 1 - - - - 36 Total 2,100 1,772 213 617 308 - 5,010 Type of Supplier Amounts according to payment periods as of December 31, 2024 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 458 80 121 61 67 - 787 Services 443 - - 9 2 - 454 Others 32 32 - - - - 64 Total 933 112 121 70 69 - 1,305 Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of September 30, 2025, the Company has purchase orders amounting to ThUS$ 128,467 and ThUS$ 141,604 as of December 31, 2024. Notes to the Consolidated Interim Financial Statements September 30, 2025 91 13.6 Financial asset and liability categories a) Financial Assets Description of financial assets As of September 30, 2025 As of December 31, 2024 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Cash and cash equivalent 1,491,181 - 1,491,181 1,377,851 - 1,377,851 Trade receivables due from related parties at amortized cost 34,219 - 34,219 28,706 - 28,706 Financial assets measured at amortized cost 894,493 20 894,513 1,061,262 20 1,061,282 Trade and other receivables 681,202 3,246 684,448 606,137 2,727 608,864 Total financial assets measured at amortized cost 3,101,095 3,266 3,104,361 3,073,956 2,747 3,076,703 Financial instruments for hedging purposes 4,134 6,442 10,576 15,405 2,930 18,335 Derivative financial instruments with effect in profit or loss (non-hedging) 2,268 - 2,268 2,928 - 2,928 Financial assets classified as at fair value through other comprehensive income - 60,500 60,500 - 57,756 57,756 Total financial assets at fair value 6,402 66,942 73,344 18,333 60,686 79,019 Total financial assets 3,107,497 70,208 3,177,705 3,092,289 63,433 3,155,722 Financial Liabilities Description of financial liabilities As of September 30, 2025 As of December 31, 2024 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ For hedging purposes through other comprehensive income 6,515 8,838 15,353 7,316 21,440 28,756 Derivative financial instruments with effect in profit or loss (non-hedging) 1,381 - 1,381 418 - 418 Financial liabilities at fair value 7,896 8,838 16,734 7,734 21,440 29,174 Bank loans 831,861 293,051 1,124,912 847,963 129,683 977,646 Unsecured obligations 47,112 3,460,754 3,507,866 307,771 3,449,459 3,757,230 Lease Liabilities 22,548 52,888 75,436 23,011 60,801 83,812 Trade and other payables 413,101 - 413,101 471,449 - 471,449 Total financial liabilities at amortized cost 1,314,622 3,806,693 5,121,315 1,650,194 3,639,943 5,290,137 Total financial liabilities 1,322,518 3,815,531 5,138,049 1,657,928 3,661,383 5,319,311 Notes to the Consolidated Interim Financial Statements September 30, 2025 92 13.7 Fair value measurement of finance assets and liabilities The fair value hierarchy is detailed as follows: (a) Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1. (b) Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. (c) Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities. Notes to the Consolidated Interim Financial Statements September 30, 2025 93 Fair value measurement of assets and liabilities As of September 30, 2025 Measurement Methodology Carrying Amount at Amortized Cost Fair value (disclosure purposes) Fair Amount Registered Level 1 Level 2 Level 3 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Financial Assets Cash and cash equivalents 1,491,181 1,491,181 - 1,491,181 - - Other current financial assets - Time deposits 894,493 894,493 - - 894,493 - - Derivative financial instruments - Forwards - - 2,104 - 2,104 - - Options - - 164 - 164 - - Hedging assets - - - - - - - Swaps - - 4,134 - 4,134 - - Other financial instruments - - 2,356 - 2,356 - Non-current accounts receivable 3,246 3,246 - - - - Other non-current financial assets: 20 20 - - 20 - - Other - - 60,500 60,500 - - - Equity instruments - - 6,442 6,442 - - - Hedging assets – swaps Other current financial liabilities 831,861 832,070 - - 832,070 - - Bank borrowings - - - - - - - Derivative instruments - - 1,063 - 1,063 - - Forwards - - 318 - 318 - - Options - - 6,515 - 6,515 - - Hedging-investments - - - - - - Unsecured obligations 47,112 52,416 - - 52,416 - Other non-current financial liabilities - Bank borrowings 293,051 300,000 - - 300,000 - - Unsecured obligations 3,460,754 3,509,934 - - 3,509,934 - - Non-current hedging liabilities - - 8,838 - 8,838 -

Notes to the Consolidated Interim Financial Statements September 30, 2025 94 Fair value measurement of assets and liabilities As of December 31, 2024 Measurement Methodology Carrying Amount at Amortized Cost Fair value (disclosure purposes) Fair Amount registered Level 1 Level 2 Level 3 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Financial Assets Cash and cash equivalents 1,377,851 1,377,851 - 1,377,851 - - Other current financial assets - Time deposits 1,061,262 1,061,262 - - 1,061,262 - - Derivative financial instruments - Forwards - - 2,615 - 2,615 - - Options - - 313 - 313 - - Hedging assets - - - - - - - Swaps - - 15,405 - 15,405 - Non-current accounts receivable 2,727 2,727 - - - - Other non-current financial assets: - Other 20 20 - - 20 - - Equity instruments - - 57,756 57,756 - - - Hedging assets – swaps - - 2,930 2,930 - - Other current financial liabilities - Bank borrowings 847,963 848,800 - - 848,800 - - Derivative instruments - - - - - - - Forwards - - 182 - 182 - - Options - - 236 - 236 - - Hedging-debt - - 7,316 - 7,316 - - Hedging-investments - - - - - - - Unsecured obligations 307,771 313,107 - - 313,107 - Other non-current financial liabilities - Bank borrowings 129,683 136,000 - - 136,000 - - Unsecured obligations 3,449,459 3,502,236 - - 3,502,236 - - Non-current hedging liabilities - - 21,440 - 21,440 - Notes to the Consolidated Interim Financial Statements September 30, 2025 95 13.8 Reconciliation of net debt and lease liabilities. This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 20.1 plus current and non-current lease liabilities to complete its analysis. Net debt As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Cash and cash equivalents 1,491,181 1,377,851 Other current financial assets 903,251 1,079,595 Other non-current financial hedge assets 6,442 2,930 Other current financial liabilities (886,869) (1,163,468) Lease liabilities, current (22,548) (23,011) Other non-current financial liabilities (3,762,643) (3,600,582) Non-current lease liabilities (52,888) (60,801) Total (2,324,074) (2,387,486) Net debt As of December 31, 2024 From cash flow Not from cash flow As of September 30, 2025 Amounts from loans Amounts from interests Other cash (inflows)/outflows Income statement Equity and others ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Obligations with the public and bank loans (4,734,876) 115,565 187,071 7,002 (207,540) - (4,632,778) Financial instruments derived from hedging (28,756) (454) 4,901 - 18,445 (9,489) (15,353) Derivatives for investment hedges - - - 1,526 (6,356) 4,830 - Non-hedging derivatives in other financial liabilities (418) - - - (963) - (1,381) Current and non-current lease liabilities (83,812) 19,103 2,269 - (12,996) - (75,436) Current and Non-Current Financial Liabilities (4,847,862) 134,214 194,241 8,528 (209,410) (4,659) (4,724,948) Cash and cash equivalents 1,377,851 - (37,220) 91,804 58,746 - 1,491,181 Deposits that do not qualify as cash and cash equivalents 1,061,262 - (36,260) (170,571) 40,062 - 894,493 Debt hedging derivative financial instruments 2,930 - - - 3,512 - 6,442 Derivatives for investment hedges 15,405 - - - (11,271) - 4,134 Other financial instruments - - - 2,356 2,356 Non-hedging derivatives on other financial assets 2,928 - - - (660) - 2,268 Current and Non-Current Financial Assets 2,460,376 - (73,480) (76,411) 90,389 - 2,400,874 Total (2,387,486) 134,214 120,761 (67,883) (119,021) (4,659) (2,324,074) Notes to the Consolidated Interim Financial Statements September 30, 2025 96 Net debt As of December 31, 2023 From cash flow Not from cash flow As of December 31, 2024 Amounts from loans Amounts from interests Other cash (inflows)/outflows Income statement Equity and others ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Obligations with the public and bank loans (4,416,264) (371,131) 233,768 23,091 (204,340) - (4,734,876) Financial instruments derived from hedging (22,000) (759) 7,057 - (25,648) 12,594 (28,756) Derivatives for investment hedges (18,300) - - (4,368) 22,533 135 - Non-hedging derivatives in other financial liabilities (14,795) - - - 14,377 - (418) Current and non-current lease liabilities (75,158) 22,288 2,820 - (33,762) - (83,812) Hedging derivatives – cash requirements for Australia’s business 1,437 - - - - (1,437) - Current and Non-Current Financial Liabilities (4,545,080) (349,602) 243,645 18,723 (226,840) 11,292 (4,847,862) Cash and cash equivalents 1,041,369 - (50,529) 329,897 57,114 - 1,377,851 Deposits that do not qualify as cash and cash equivalents 1,316,797 - (46,547) (230,017) 21,029 - 1,061,262 Debt hedging derivative financial instruments 24,520 - - - (21,590) - 2,930 Derivatives for investment hedges - - - - 15,405 - 15,405 Non-hedging derivatives on other financial assets 520 - - (345) 2,753 - 2,928 Current and Non-Current Financial Assets 2,383,206 - (97,076) 99,535 74,711 - 2,460,376 Total (2,161,874) (349,602) 146,569 118,258 (152,129) 11,292 (2,387,486) Notes to the Consolidated Interim Financial Statements September 30, 2025 97 Note 14 Right-of-use assets and lease liabilities 14.1 Right-of-use assets Reconciliation of changes in right-of-use assets as of September 30, 2025, net value Land Buildings Other property, plant and equipment Transport equipment Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Opening Balance 18,663 30,548 - 1,213 33,646 84,070 Additions 132 2,013 - 322 9,995 12,462 Depreciation expenses (1,211) (6,059) - (873) (12,604) (20,747) Increase (decrease) in foreign currency exchange - - - - 87 87 Other increases (decreases) - 22 - - (2,662) (2,640) Total changes (1,079) (4,024) - (551) (5,184) (10,838) Closing balance 17,584 26,524 - 662 28,462 73,232 Reconciliation of changes in right-of-use assets as of December 31, 2024, net value Land Buildings Other property, plant and equipment Transport equipment Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Opening Balance 18,299 25,458 - 855 28,581 73,193 Additions 110 12,247 - 1,245 19,435 33,037 Depreciation expenses (738) (7,150) - (1,129) (13,648) (22,665) Transfer to property, plant and equipment - - - - - - Other increases (decreases) 992 (7) - 242 (722) 505 Total changes 364 5,090 - 358 5,065 10,877 Closing balance 18,663 30,548 - 1,213 33,646 84,070 The Company’s lease activities included the following aspects: (a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate, (b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company. (c) These are not subject to restrictions or agreements imposed by contracts. There were no sales transactions with leasebacks in the period.

Notes to the Consolidated Interim Financial Statements September 30, 2025 98 14.2 Lease liabilities Lease liabilities As of September 30, 2025 As of December 31, 2024 Current Non-Current Current Non-Current ThUS$ ThUS$ ThUS$ ThUS$ Lease liabilities 22,548 52,888 23,011 60,801 Total 22,548 52,888 23,011 60,801 (a) As of September 30, 2025, and December 31, 2024, current lease liabilities are analyzed as follows: Debtor Creditor Currency Effective rate Nominal amounts as of September 30, 2025 Amounts at amortized cost as of September 30, 2025 Tax ID No. Company Country Supplier Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 79.626.800-K SQM Salar SpA Chile Contract supplier Peso 3.69% 1,792 5,377 7,169 1,642 5,062 6,704 79.626.800-K SQM Salar SpA Chile Contract supplier UF 2.66% 1,371 3,517 4,888 1,244 3,230 4,474 79.947.100-0 SQM Industrial S.A. Chile Contract supplier Peso 6.02% 14 37 51 13 37 50 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 2.49% 599 1,414 2,013 541 1,260 1,801 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 4.26% 314 890 1,204 307 823 1,130 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.80% 2 7 9 1 4 5 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 5.03% 545 1,080 1,625 545 1,080 1,625 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican Peso 8.73% 318 809 1,127 311 739 1,050 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 4.98% 824 2,245 3,069 811 2,272 3,083 Foreign SQM Europe N.V. Belgium Contract supplier Euro 3.07% 121 364 485 99 303 402 Foreign SQM North America Corp. United States Contract supplier Dollar 5.36% 84 249 333 77 233 310 Foreign SQM Africa Pty South Africa Contract supplier Rand 9.17% 226 489 715 193 412 605 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian Peso 13.98% 91 272 363 91 272 363 Foreign SQM Iberian S.A. Spain Contract supplier Euro 3.25% 15 46 61 15 45 60 Foreign SQM Comercial Perú S.A.C. Peru Contract supplier Dollar 6.16% 47 141 188 47 141 188 Foreign SQM India Private Limited India Contract supplier INR 4.96% 11 20 31 11 20 31 Foreign Soquimich Comercial Brasil Brazil Contract supplier Brazilian real 2.55% 4 12 16 4 11 15 Foreign SQM Japan Co. Ltd. Japan Contract supplier JPY 2.38% 7 14 21 7 14 21 Foreign SQM Shanghái Industrial Co. China Contract supplier CNY 2.46% 30 91 121 29 88 117 Foreign SQM Japan Lithium Japan Contract supplier JPY 2.18% 7 22 29 7 22 29 Foreign SQM Shanghái Chemicals China Contract supplier CNY 2.23% 115 344 459 109 332 441 Foreign SQM Ecuador S.A. Ecuador Contract supplier Dollar 10.67% 11 33 44 11 33 44 Total 6,548 17,473 24,021 6,115 16,433 22,548 Notes to the Consolidated Interim Financial Statements September 30, 2025 99 Debtor Creditor Currency Effective rate Nominal amounts as of December 31,2024 Amounts at amortized cost as of December 31, 2024 Tax ID No. Company Country Supplier Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 79.626.800-K SQM Salar S.A. Chile Contract supplier Peso 3.42% 2,813 8,438 11,251 2,482 7,591 10,073 79.626.800-K SQM Salar S.A. Chile Contract supplier UF 2.47% 361 1,065 1,426 339 1,017 1,356 79.947.100-0 SQM Industrial S.A. Chile Contract supplier Peso 3.52% 65 58 123 64 56 120 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 2.45% 658 1,911 2,569 589 1,724 2,313 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 3.75% 336 954 1,290 324 874 1,198 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.80% 2 7 9 2 4 6 76.359.919-1 Orcoma SpA Chile Contract supplier UF 2.35% 1 1 2 1 1 2 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 5.36% 687 1,999 2,686 683 1,989 2,672 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 5.05% 734 1,455 2,189 692 1,370 2,062 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican Peso 6.37% 317 537 854 290 475 765 Foreign SQM Europe N.V. Belgium Contract supplier Euro 3.07% 121 364 485 97 296 393 Foreign SQM North América Corp. United States Contract supplier Dollar 5.25% 74 221 295 68 204 272 Foreign SQM África Pty South Africa Contract supplier Rand 9.20% 370 929 1,299 316 823 1,139 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian Peso 12.86% 66 200 266 66 200 266 Foreign SQM Iberian Spain Contract supplier Euro 3.25% 15 46 61 14 44 58 Foreign SQM Comercial Perú S.A.C. Peru Contract supplier Dollar 6.83% 31 91 122 31 91 122 Foreign SQM India Private Limited India Contract supplier INR 2.84% 9 26 35 9 26 35 Foreign Soquimich Comercial Brasil Ltda. Brazil Contract supplier Brazilian real 2.55% 5 13 18 4 13 17 Foreign SQM Japan Co. Ltd. Japan Contract supplier JPY 2.38% 7 21 28 7 21 28 Foreign SQM Shanghái Industrial Co. China Contract supplier CNY 2.46% 30 90 120 28 86 114 Total 6,702 18,426 25,128 6,106 16,905 23,011 Notes to the Consolidated Interim Financial Statements September 30, 2025 100 (b) As September 30, 2025, and December 31, 2024, the non-current lease liabilities are analyzed as follows: Debtor Creditor Currency Effective rate Nominal amounts as of September 30, 2025 Amounts at amortized cost as of September 30, 2025 Tax ID No. Company Country Supplier 1-2 Years 2-3 Years 3-4 Years Total 1-2 Years 2-3 Years 3-4 Years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 79.626.800-K SQM Salar SpA Chile Contract supplier Peso 3.69% 4,719 50 - 4,769 4,606 49 - 4,655 79.626.800-K SQM Salar SpA Chile Contract supplier UF 3.22% 8,701 2,382 - 11,083 8,285 2,340 - 10,625 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 2.49% 3,741 2,643 - 6,384 3,471 2,583 - 6,054 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 4.26% 1,400 40 - 1,440 1,353 40 - 1,393 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.80% 18 25 23 66 12 20 20 52 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 5.03% 19,581 - - 19,581 19,581 - - 19,581 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican Peso 8.73% 400 - - 400 392 - - 392 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 4.98% 2,124 1,500 - 3,624 2,503 1,713 - 4,216 Foreign SQM Europe N.V. Belgium Contract supplier Euro 3.07% 970 1,455 283 2,708 842 1,363 280 2,485 Foreign SQM North America Corp. United States Contract supplier Dollar 5.36% 414 10 - 424 402 10 - 412 Foreign SQM Africa Pty South Africa Contract supplier Rand 9.17% 837 60 - 897 773 55 - 828 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian Peso 13.98% 1,174 - - 1,174 1,172 - - 1,172 Foreign SQM Iberian S.A. Spain Contract supplier Euro 3.25% 31 - - 31 31 - - 31 Foreign SQM Comercial Perú S.A.C. Peru Contract supplier Dollar 6.16% 96 - - 96 96 - - 96 Foreign Soquimich Comercial Brasil Brazil Contract supplier Brazilian real 2.55% 10 - - 10 10 - - 10 Foreign SQM Shanghái Industrial Co. China Contract supplier CNY 2.46% 142 - - 142 140 - - 140 Foreign SQM Japan Lithium Japan Contract supplier JPY 2.18% 7 - - 7 7 - - 7 Foreign SQM Shanghái Chemicals China Contract supplier CNY 2.23% 574 - - 574 566 - - 566 Foreign SQM Ecuador S.A. Ecuador Contract supplier Dollar 10.67% 57 50 66 173 57 50 66 173 Total 44,996 8,215 372 53,583 44,299 8,223 366 52,888 Notes to the Consolidated Interim Financial Statements September 30, 2025 101 Debtor Creditor Currency Effective rate Nominal amounts as of December 31, 2024 Amounts at amortized cost as of December 31, 2024 Tax ID No. Company Country Supplier 1-2 Years 2-3 Years 3-4 Years Total 1-2 Years 2-3 Years 3-4 Years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 79.626.800-K SQM Salar SpA Chile Contract supplier Peso 3.42% 17,661 5,100 - 22,761 16,676 4,968 - 21,644 79.626.800-K SQM Salar SpA Chile Contract supplier UF 2.39% 1,565 308 - 1,873 1,505 306 - 1,811 79.947.100-0 SQM Industrial S.A. Chile Contract supplier Peso 6.02% 37 - - 37 36 - - 36 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 3.10% 3,730 4,040 - 7,770 3,382 3,905 - 7,287 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 4.23% 1,650 362 - 2,012 1,574 357 - 1,931 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.80% 18 26 28 72 11 19 25 55 Foreign SQM North América Corp. United States Contract supplier Dollar 5.52% 562 6 - 568 542 6 - 548 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican peso 9.75% 766 574 - 1,340 663 549 - 1,212 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 4.46% 1,521 - - 1,521 1,489 - - 1,489 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 5.29% 3,253 15,998 - 19,251 3,249 15,998 - 19,247 Foreign SQM África Pty South Africa Contract supplier Rand 9.43% 1,222 - - 1,222 1,105 - - 1,105 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian peso 14.83% 1,200 - - 1,200 1,198 - - 1,198 Foreign SQM Europe N.V. Belgium Contract supplier Euro 3.07% 970 1,455 647 3,072 823 1,332 633 2,788 Foreign SQM Iberian Spain Contract supplier Euro 3.25% 76 16 - 92 60 16 - 76 Foreign SQM Comercial Perú S.A.C. Peru Contract supplier Dollar 8.01% 94 - - 94 94 - - 94 Foreign Soquimich Comercial Brasil Ltda. Brazil Contract supplier Brazilian real 2.62% 21 - - 21 21 - - 21 Foreign SQM India Private Limited India Contract supplier INR 2.84% 18 - - 18 18 - - 18 Foreign SQM Japan Co. Ltd. Japan Contract supplier JPY 2.38% 14 - - 14 14 - - 14 Foreign SQM Shanghái Industrial Co China Contract supplier CNY 2.46% 231 - - 231 227 - - 227 Total 34,609 27,885 675 63,169 32,687 27,456 658 60,801

Notes to the Consolidated Interim Financial Statements September 30, 2025 102 Other lease disclosures Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 68,180 and ThUS$ 69,586 for the periods ended September 30, 2025 and 2024. See Note 22.8. Expenses related to variable payments not included in the measurement of lease liabilities under IFRS 16 amounted to ThUS$ 2,880 and ThUS$ 4,558 for the periods ending September 30, 2025 and 2024, respectively. As of September 30, 2025 and December 31, 2024, no income from subleases on right-of-use assets has been recorded. Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk. Notes to the Consolidated Interim Financial Statements September 30, 2025 103 Note 15 Intangible assets and goodwill 15.1 Reconciliation of changes in intangible assets and goodwill As of September 30, 2025 Intangible assets and goodwill Useful life Net Value ThUS$ IT programs Finite 7,610 Mining rights Finite 133,656 Water rights and rights of way Indefinite 4,909 Water rights Finite 949 Intellectual property Finite 12,680 Other intangible assets Finite 3,176 Intangible assets other than goodwill 162,980 Goodwill Indefinite 958 Total Intangible Asset 163,938 As of December 31, 2024 Intangible assets and goodwill Useful life Net Value ThUS$ IT programs Finite 8,430 Mining rights Finite 133,119 Water rights and rights of way Indefinite 4,909 Water rights Finite 3,791 Intellectual property Finite 14,761 Other intangible assets Finite 2,958 Intangible assets other than goodwill 167,968 Goodwill Indefinite 948 Total Intangible Asset 168,916 Notes to the Consolidated Interim Financial Statements September 30, 2025 104 a) Movements in identifiable intangible assets as of September 30, 2025 and December 31, 2024: Movements in Identifiable intangible assets IT programs Mining rights, Finite Water rights, and rights of way, Indefinite Water rights Intellectual property Other intangible assets Goodwill Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ At January 1, 2025 8,430 133,119 4,909 3,791 14,761 2,958 948 168,916 Additions 187 2,151 - - - 319 - 2,657 Amortization of the year (1,750) (1,359) - (2,842) (604) (173) - (6,728) Impairment losses recognized in income for the period - - - - - - 10 10 Other increases / decreases for foreign currency exchange rates 2 - - - - 45 - 47 Other increases (decreases) 141 (255) - - (1,477) 27 - (964) Subtotals (820) 537 - (2,842) (2,081) 218 10 (4,978) As of September 30, 2025 7,610 133,656 4,909 949 12,680 3,176 958 163,938 Historical cost 44,781 164,388 7,420 18,000 16,103 5,705 4,501 260,898 Accumulated amortization (37,171) (30,732) (2,511) (17,051) (3,423) (2,529) (3,543) (96,960) At January 1, 2024 3,190 134,924 4,909 7,580 5,201 70 958 156,832 Additions 6,700 - - - 10,130 378 - 17,208 Amortization for the year (1,430) (1,608) - (3,789) (805) (126) - (7,758) Impairment losses recognized in income for the year (1) - - - - - - (10) (10) Other increases / decreases for foreign currency exchange rates (41) (102) - - - (24) - (167) Other increases (decreases) 11 (95) - - 235 2,660 - 2,811 Subtotals 5,240 (1,805) - (3,789) 9,560 2,888 (10) 12,084 As of December 31, 2024 8,430 133,119 4,909 3,791 14,761 2,958 948 168,916 Historical cost 43,851 162,492 7,420 18,000 17,580 5,314 4,491 259,148 Accumulated amortization (35,421) (29,373) (2,511) (14,209) (2,819) (2,356) (3,543) (90,232) (1) See Note 22.5 Notes to the Consolidated Interim Financial Statements September 30, 2025 105 b) Movements in identifiable goodwill as of September 30, 2025 and December 31, 2024: Accumulated impairment Movements in identifiable goodwill Goodwill at the beginning of period January 1, 2025 Additional recognition Impairment losses recognized in income for the period (-) Total increase (decrease) As of September 30, 2025 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Industrial S.A. - - - - - SQM Iberian S.A. 138 10 - 10 148 SQM Investment Corporation 86 - - - 86 SQM Potasio SpA 724 - - - 724 Total Increase (decreases) 948 10 - 10 958 Ending balance 948 10 - 10 958 Accumulated impairment Movements in identifiable goodwill Goodwill at the beginning of period January 1, 2024 Additional recognition Impairment losses recognized in income for the period (-) Total increase (decrease) As of December 31, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Industrial S.A. - - - - - SQM Iberian S.A. 148 - (10) (10) 138 SQM Investment Corporation 86 - - - 86 SQM Potasio SpA 724 - - - 724 Total Increase (decreases) 958 - (10) (10) 948 Ending balance 958 - (10) (10) 948

Notes to the Consolidated Interim Financial Statements September 30, 2025 106 Note 16 Property, plant and equipment As of September 30, 2025, and December 31, 2024, the detail of property, plant and equipment is as follows: 16.1 Types of property, plant and equipment Description of types of property, plant and equipment As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Property, plant and equipment, net Land 24,698 24,698 Buildings 337,705 340,807 Other property, plant and equipment 162,127 135,091 Transport equipment 8,441 8,125 Supplies and accessories 5,215 4,405 Office equipment 1,432 1,435 Network and communication equipment 1,265 1,518 Mining assets 184,336 162,074 IT equipment 5,003 5,281 Energy generating assets 1,861 2,269 Constructions in progress 2,477,843 1,957,128 Machinery, plant and equipment 1,495,042 1,790,814 Total 4,704,968 4,433,645 Property, plant and equipment, gross Land 24,698 24,698 Buildings 980,016 947,585 Other property, plant and equipment 425,345 378,013 Transport equipment 22,713 21,737 Supplies and accessories 34,969 32,863 Office equipment 14,136 13,820 Network and communication equipment 11,460 11,411 Mining assets 411,717 370,504 IT equipment 34,800 33,819 Energy generating assets 38,929 38,929 Constructions in progress 2,477,843 1,957,128 Machinery, plant and equipment 4,893,768 4,989,892 Total 9,370,394 8,820,399 Accumulated depreciation and value impairment of property, plant and equipment, total Accumulated depreciation and impairment of buildings (642,311) (606,778) Accumulated depreciation and impairment of other property, plant and equipment (263,218) (242,922) Accumulated depreciation and impairment of transport equipment (14,272) (13,612) Accumulated depreciation and impairment of supplies and accessories (29,754) (28,458) Accumulated depreciation and impairment of office equipment (12,704) (12,385) Accumulated depreciation and impairment of network and communication equipment (10,195) (9,893) Accumulated depreciation and impairment of mining assets (227,381) (208,430) Accumulated depreciation and impairment of IT equipment (29,797) (28,538) Accumulated depreciation and impairment of energy generating assets (37,068) (36,660) Accumulated depreciation and impairment of machinery, plant and equipment (3,398,726) (3,199,078) Total (4,665,426) (4,386,754) Notes to the Consolidated Interim Financial Statements September 30, 2025 107 Description of classes of property, plant and equipment As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Property, plant and equipment, net Pumps 122,446 133,863 Conveyor Belt 16,280 15,622 Crystallizer 57,144 60,888 Plant Equipment 302,182 332,127 Tanks 59,613 62,657 Filter 73,311 79,456 Electrical equipment/facilities 137,943 149,728 Other Property, Plant & Equipment 266,831 326,923 Site Closure 34,350 34,828 Piping 189,774 207,595 Well 149,631 167,942 Pond 32,887 36,627 Spare Parts (1) 52,650 182,558 Total 1,495,042 1,790,814 (1) Movements in spare parts provisions as of September 30, 2025, and December 31, 2024: Conciliation As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Opening balance 62,513 58,600 Decrease in provision 2,310 3,913 Reclassification of materials provision to inventories (12,361) - Closing balance 52,462 62,513 Notes to the Consolidated Interim Financial Statements September 30, 2025 108 16.2 Reconciliation of changes in property, plant and equipment by type: Reconciliation of changes in property, plant and equipment by class as of September 30, 2025, and December 31, 2024: Reconciliation of changes in property, plant and equipment by class Land Buildings Other property, plant and equipment Transport equipment Supplies and accessories Equipment office Network and communication equipment Mining assets IT equipment Energy generating assets Assets under construction Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Equity at January 1, 2025 24,698 340,807 135,091 8,125 4,405 1,435 1,518 162,074 5,281 2,269 1,957,128 1,790,814 4,433,645 Additions - 1,362 397 - 183 166 1 - 467 - 636,717 2,782 642,075 Disposals - - - - - - - - - - - (552) (552) Depreciation for the year - (32,403) (20,341) (659) (1,049) (209) (298) (19,129) (1,303) (408) - (204,050) (279,849) Impairment - - - - - - - - - - - - - Increase (decrease) in foreign currency translation difference - 2,293 - - 405 4 - - 7 - (49) (250) 2,410 Reclassifications - 25,626 47,098 975 1,214 35 44 41,391 547 - (152,825) 35,895 - Reclassification to inventory - - - - - - - - - - - (129,235) (129,235) Other increases (decreases) (1) - 20 (118) - 57 1 - - 4 - 36,872 (362) 36,474 Decreases for classification as held for sale - - - - - - - - - - - - - Subtotal - (3,102) 27,036 316 810 (3) (253) 22,262 (278) (408) 520,715 (295,772) 271,323 Equity as of September 30, 2025 24,698 337,705 162,127 8,441 5,215 1,432 1,265 184,336 5,003 1,861 2,477,843 1,495,042 4,704,968 Historical cost 24,698 980,016 425,345 22,713 34,969 14,136 11,460 411,717 34,800 38,929 2,477,843 4,893,768 9,370,394 Accumulated depreciation - (642,311) (263,218) (14,272) (29,754) (12,704) (10,195) (227,381) (29,797) (37,068) - (3,398,726) (4,665,426) Equity at January 1, 2024 23,481 285,487 62,739 9,165 4,139 1,158 1,605 154,715 2,092 2,893 1,834,041 1,228,422 3,609,937 Additions - 9,831 21,109 - 99 230 3 6,723 2,432 - 770,525 174,142 985,094 Disposals - - - (135) - - - - - - - - (135) Depreciation for the year - (40,570) (14,781) (905) (1,510) (291) (582) (21,308) (2,261) (625) - (229,168) (312,001) Impairment - - - - - - - - - - - (10,759) (10,759) Increase (decrease) in foreign currency translation difference - (180) (1) - (3) - - - (1) - (305) (646) (1,136) Reclassifications (116) 58,986 65,361 - 1,314 278 489 21,944 3,231 - (662,051) 510,564 - Other increases (decreases) (1) 1,333 27,253 664 - 366 60 3 - (212) 1 14,918 118,259 162,645 Decreases for classification as held for sale - - - - - - - - - - - - - Subtotal 1,217 55,320 72,352 (1,040) 266 277 (87) 7,359 3,189 (624) 123,087 562,392 823,708 Equity as of December 31, 2024 24,698 340,807 135,091 8,125 4,405 1,435 1,518 162,074 5,281 2,269 1,957,128 1,790,814 4,433,645 Historical cost 24,698 947,585 378,013 21,737 32,863 13,820 11,411 370,504 33,819 38,929 1,957,128 4,989,892 8,820,399 Accumulated depreciation - (606,778) (242,922) (13,612) (28,458) (12,385) (9,893) (208,430) (28,538) (36,660) - (3,199,078) (4,386,754) (1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site. Notes to the Consolidated Interim Financial Statements September 30, 2025 109 16.3 Detail of property, plant and equipment pledged as guarantee There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment. 16.4 Cost of capitalized interest, property, plant and equipment The rates and costs for capitalized interest in the period of property, plant and equipment are detailed as follows: Capitalized interest costs September 30, 2025 September 30, 2024 ThUS$ ThUS$ Weighted average capitalization rate of capitalized interest costs 5% 5% Amount of interest costs capitalized in the period ThUS$ 55,136 48,255

Notes to the Consolidated Interim Financial Statements September 30, 2025 110 Note 17 Other current and non-current non-financial assets As of September 30, 2025, and December 31, 2024, the detail of “Other Current and Non-current Assets” is as follows: Other non-financial assets, current As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Domestic Value Added Tax 49,499 125,963 Foreign Value Added Tax 12,977 26,315 Prepaid mining licenses 17,548 3,326 Prepaid insurance 5,058 12,589 Other prepayments 2,079 1,391 Reimbursement of Value Added Tax to exporters 19,015 24,601 Other taxes 1,740 4,189 Other assets 2,932 2,331 Total 110,848 200,705 Other non-financial assets, non-current As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Exploration and evaluation expenses 61,615 65,510 Guarantee deposits 1,039 942 Foreign VAT (1) 279,058 289,921 Other non-current assets 7,791 7,793 Total 349,503 364,166 (1) This corresponds to value-added tax to be recovered from the subsidiary SQM Shanghai Chemicals Co. Ltd. that will be offset against value-added tax in subsequent years. In addition, the subsidiary can request a refund of VAT credit balances in accordance with Bulletin No. 7 regarding the improvement of the VAT credit balance refund policy, which came into effect on September 1, 2025. On October 30, 2025, the Company received an early reimbursement of US$20 million. Further details can be found in policy 3.37. Movements in expenditure on exploration projects and ground studies as of September 30, 2025, and December 31, 2024: Conciliation As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Opening balance 65,510 57,458 Changes Additions - 10,701 Reclassifications from/to short-term (inventory) 619 (197) Amortization of ground studies (446) (733) Reclassification from construction in progress (4,068) (1,719) Total changes (3,895) 8,052 Ending balance (*) 61,615 65,510 As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted. (*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term). Notes to the Consolidated Interim Financial Statements September 30, 2025 111 Mineral resource exploration, evaluation and Exploitation expenditure Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation: (a) Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of September 30, 2025 and December 31, 2024, there were no disbursements for this concept. (b) Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of September 30, 2025 and December 31, 2024, this amounts to ThUS$16,233 and ThUS$14,787. (c) Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under “Other non-current non-financial assets”. Prospecting Type of Exploration As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Chile (1) Metallic/Non-Metallic 59,826 59,826 Total 59,826 59,826 (1) The value presented for Chile is composed as of September 2025 for ThUS 12,084 corresponding to non-metallic explorations and evaluations and ThUS$ 47,742 associated with metallic explorations. In December 2024, the amounts of non-metallic and metallic explorations were ThUS$ 12,084 and ThUS$ 47,742, respectively. Prospecting conciliation As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Opening balance 59,826 50,844 Additions - 10,701 Reclassifications from Exploration in execution - Chile - (1,719) Reclassifications to Exploration in Exploitation - Chile - - Total changes - 8,982 Total 59,826 59,826 (d) In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”. Notes to the Consolidated Interim Financial Statements September 30, 2025 112 Short-term exploitation reconciliation As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Opening balance 848 651 Amortization of ground studies - - Reclassifications from/to short term (inventories) (619) 197 Total changes (619) 197 Total 229 848 Long-term exploitation reconciliation As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Opening balance 5,684 6,614 Amortization of ground studies (446) (733) Reclassifications from/to short term (inventories) 619 (197) Reclassifications from /to construction in progress (4,068) - Total changes (3,895) (930) Total 1,789 5,684 Notes to the Consolidated Interim Financial Statements September 30, 2025 113 Note 18 Employee benefits 18.1 Provisions for employee benefits Classes of benefits and expenses by employee As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Current Performance bonds and operational targets 50,908 31,546 Total 50,908 31,546 Non-current Profit sharing and bonuses 1,196 26,970 Severance indemnity payments 38,208 38,637 Total 39,404 65,607 18.2 Policies on defined benefit plan This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows: a) Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators. b) Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3. c) Obligations after employee retirement, described in Note 18.4. d) Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements September 30, 2025 114 18.3 Other long-term benefits The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees. Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. Benefit payment conditions The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980. Methodology The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”. 18.4 Post-employment benefit obligations Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities. For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company. As of September 30, 2025, and December 31, 2024, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,266, respectively. Notes to the Consolidated Interim Financial Statements September 30, 2025 115 18.5 Staff severance indemnities As of September 30, 2025, and December 31, 2024, severance indemnities calculated at the actuarial value are as follows: Staff severance indemnities As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Opening balance (38,637) (43,578) Current cost of service (3,147) (1,889) Interest cost (2,220) (2,549) Actuarial gain loss 228 3,149 Exchange rate difference (966) 5,039 Benefits paid during the year 3,702 1,191 Settlement for transfers of obligations 2,832 - Total (38,208) (38,637) (a) Actuarial assumptions The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions: Actuarial assumptions As of September 30, 2025 As of December 31, 2024 Annual/Years Mortality rate RV–2020/CB–2020 RV – 2020/CB-2020 Discount interest rate 5.73% 5.75% Inflation rate 3.00% 3.00% Voluntary retirement rate: Men 3.24% 3.82% Annual Women 3.24% 3.82% Annual Salary increase 3.45% 4.01% Annual Retirement age: Men 65 65 Years Women 60 60 Years Notes to the Consolidated Interim Financial Statements September 30, 2025 116 (b) Sensitivity analysis of assumptions As of September 30, 2025, and December 31, 2024, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following: Sensitivity analysis as of September 30, 2025 Effect + 100 basis points Effect - 100 basis points ThUS$ ThUS$ Discount rate (2,382) 2,702 Employee turnover rate (313) 352 Sensitivity analysis as of December 31, 2024 Effect + 100 basis points Effect - 100 basis points ThUS$ ThUS$ Discount rate (2,352) 2,647 Employee turnover rate (309) 345 Sensitivity relates to an increase/decrease of 100 basis points. 18.6 Executive compensation plan The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. The compensation plan in effect until September 30, 2025 has the following characteristics: I) Financial target compensation plan (a) Plan characteristics This compensation plan is paid in cash. (b) Plan participants and payment dates A total of 35 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026. This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 28,036 and ThUS$ 26,621 as of September 30, 2025 and December 31, 2024 respectively. The income statement was charged with ThUS$ 9,165 and ThUS$ 8,571 during the periods ended September 30, 2025 and 2024, respectively. Notes to the Consolidated Interim Financial Statements September 30, 2025 117 Note 19 Provisions and other non-financial liabilities 19.1 Types of provisions Types of provisions As of September 30, 2025 As of December 31, 2024 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Provision for legal complaints (1) 11,926 - 11,926 8,957 106 9,063 Provision for dismantling, restoration and rehabilitation cost (2) - 60,484 60,484 - 53,011 53,011 Other provisions current (3) 271,860 742 272,602 302,240 200 302,440 Total 283,786 61,226 345,012 311,197 53,317 364,514 (1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile and the United States (see note 21.1). (2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated, In addition to SQM Australia Pty. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms. (3) See Note 19.2.

Notes to the Consolidated Interim Financial Statements September 30, 2025 118 19.2 Description of other provisions Current provisions, other short-term provisions As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Rent under lease contract (1) 256,979 265,054 Provision for additional tax related to foreign loans 1,976 2,602 End of agreement bonus 3,206 5,279 Other bonuses to workers 4,535 7,701 Other bonuses, general staff 1,720 2,912 Directors’ per diem allowance 2,698 5,143 Miscellaneous provisions 746 13,549 Total 271,860 302,240 (1) Payment Obligations for the lease contract with CORFO: These correspond to the obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it. The agreement signed in January 2018 and amended in 2020, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions. Notes to the Consolidated Interim Financial Statements September 30, 2025 119 The fee structure is as follows: Price US$/MT Li2CO3 Lease rental rate $0 - $4,000 6.8% $4,000 - $5,000 8.0% $5,000 - $6,000 10.0% $6,000 - $7,000 17.0% $7,000 - $10,000 25.0% > $10,000 40.0% Price US$/MT LiOH Lease rental rate $0 - $5,000 6.8% Over $5,000 - $6,000 8.0% Over $6,000 - $7,000 10.0% Over $7,000 - $10,000 17.0% Over $10,000 - $12,000 25.0% Over $12,000 40.0% Price US$/MT KCl Lease rental rate $0 - $300 3.0% Over $300 - $400 7.0% Over $400 - $500 10.0% Over $500 - $600 15.0% Over $600 20.0% Notes to the Consolidated Interim Financial Statements September 30, 2025 120 19.3 Changes in provisions Description of items that gave rise to changes as of September 30, 2025 Legal complaints Provision for dismantling, restoration and rehabilitation cost Other provisions Total ThUS$ ThUS$ ThUS$ ThUS$ Total provisions, initial balance 9,063 53,011 302,440 364,514 Changes Additional provisions 5,849 7,473 222,570 235,892 Provision used (2,995) - (251,027) (254,022) Increase (decrease) in foreign currency exchange 9 - (35) (26) Others - - (1,346) (1,346) Total Increase (decreases) 2,863 7,473 (29,838) (19,502) Total 11,926 60,484 272,602 345,012 Description of items that gave rise to changes as of December 31, 2024 Legal complaints Provision for dismantling, restoration and rehabilitation cost Other provisions Total ThUS$ ThUS$ ThUS$ ThUS$ Total provisions, initial balance 1,301 58,459 393,012 452,772 Changes Additional provisions 17,333 - 504,995 522,328 Provision used - - (570,187) (570,187) Increase (decrease) in foreign currency exchange 134 - (352) (218) Others (9,705) (5,448) (25,028) (40,181) Total Increase (decreases) 7,762 (5,448) (90,572) (88,258) Total 9,063 53,011 302,440 364,514 Notes to the Consolidated Interim Financial Statements September 30, 2025 121 19.4 Other non-financial liabilities, current Description of other liabilities As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Tax withholdings 1,378 2,995 Other non-income taxes payable 146 710 VAT payable 3,036 51,420 Guarantees received 1,021 1,021 Accrual for dividend 123,660 5,909 Monthly provisional tax payables 14,201 17,003 Deferred income (1) 17,487 4,657 Withholdings from employees and salaries payable 8,734 9,175 Accrued vacations 34,827 34,796 Other current liabilities 420 353 Total 204,910 128,039 (1) Deferred income corresponds mainly to payments received in advance for the sale of goods, which will be recognized in income in the short term. 19.5 Joint Venture Agreement with Codelco On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement (available at: https://ir.sqm.com/news- events/information-related-to-negotiations-with-codelco), defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent. As of the publication date of SQM S.A.'s third quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein. See note 1.6, 3.25 and 20.8.

Notes to the Consolidated Interim Financial Statements September 30, 2025 122 Note 20 Disclosures on equity The detail and movements of equity accounts are shown in the consolidated statement of changes in equity. 20.1 Capital management The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company. Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt-to- equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting. The Company’s controls over capital management are based on the following ratios: Capital Management As of September 30, 2025 As of December 31, 2024 Description (1) Calculation (1) Net Financial Debt/cash (ThUS$) 2,248,638 2,303,673 Financial Debt – Financial Resources Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non- current Liquidity 2.82 2.51 Current Assets divided by Current Liabilities Total Current Assets / Total Current Liabilities ROE 9.59% (7.65) % Net income for the year divided by Total Equity Net income for the year / Equity Adjusted EBITDA (ThUS$) 1,071,620 1,483,571 Adjusted EBITDA EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences, EBITDA (ThUS$) 1,078,744 1,514,382 EBITDA Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax ROA 11.63% 13.60% Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments (Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM) Indebtedness 0.41 0.44 Net Financial Debt on Equity Net Financial Debt / Total Equity The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the Company. Also, the Company is also committed to provide quarterly financial information. There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments. Notes to the Consolidated Interim Financial Statements September 30, 2025 123 20.2 Operational restrictions and financial limits Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months. Capital management must take into account that, with respect to Series H, Series O and Series Q Bonds, a Debt Level of less than 1.0 times must be met. As of September 30, 2025 this ratio was 0.41. The financial restrictions with respect to the bonds issued by the Company for the periods ended September 30, 2025, and December 31, 2024. As of September 30, 2025 Financial restrictions Financial restrictions Financial restrictions Financial restrictions Financial restrictions Instrument with restriction Bonds Bonds Bonds Bank loans Reporting party or subsidiary restriction Creditor Bondholders Bondholders Bondholders Scotiabank Registration number H Q O PB 70M Name of financial indicator or ratio (See definition in Note 20.1) NFD/Equity NFD/Equity NFD/Equity NFD/Equity Measurement frequency Quarterly Quarterly Quarterly Quarterly Restriction (Range, value and unit of measure) Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Indicator or ratio determined by the company 0.41 0.41 0.41 0.41 Fulfilled YES/NO yes yes yes Yes As of December 31, 2024 Financial restrictions Financial restrictions Financial restrictions Financial restrictions Financial restrictions Instrument with restriction Bonds Bonds Bonds Bank loans Reporting party or subsidiary restriction Creditor Bondholders Bondholders Bondholders Scotiabank Registration number H Q O PB 70M Name of financial indicator or ratio (See definition in Note 20,1) NFD/Equity NFD/Equity NFD/Equity NFD/Equity Measurement frequency Quarterly Quarterly Quarterly Quarterly Restriction (Range, value and unit of measure) Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Indicator or ratio determined by the company 0.44 0.44 0.44 0.44 Fulfilled YES/NO yes yes yes yes Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture. The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations. Notes to the Consolidated Interim Financial Statements September 30, 2025 124 20.3 Disclosures on share capital Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid. Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences: (a) require the calling of an Ordinary or Extraordinary Shareholders' Meeting when requested by Series B shareholders representing at least 5% of the issued shares thereof; and (b) require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B. The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of September 3, 1993. The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted. The preference of Series A shares will have a term of 50 consecutive and continuous years as of September 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations. Detail of capital classes in shares: Type of capital in preferred shares As of September 30, 2025 As of December 31, 2024 Series A Series B Series A Series B Description of type of capital in shares Number of authorized shares 142,818,904 142,818,904 142,818,904 142,818,904 Number of fully subscribed and paid shares 142,818,904 142,818,904 142,818,904 142,818,904 Number of subscribed partially paid shares - - - - Increase (decrease) in the number of current shares - - - - Number of outstanding shares 142,818,904 142,818,904 142,818,904 142,818,904 Number of shares owned by the Company or its subsidiaries or associates - - - - Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares - - - - Capital amount in shares ThUS$ 134,730 1,442,893 134,730 1,442,893 Total number of subscribed shares 142,818,904 142,818,904 142,818,904 142,818,904 Notes to the Consolidated Interim Financial Statements September 30, 2025 125 20.4 Disclosures on reserves in Equity As of September 30, 2025, and December 31, 2024 the composition is as follows: Disclosure of reserves within shareholders' equity As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Reserve for currency exchange conversion (1) 1,133 (38,024) Reserve for cash flow hedges (2) 4,254 7,314 Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3) 5,248 (5,702) Reserve for actuarial gains or losses in defined benefit plans (4) (11,000) (11,179) Other reserves 10,655 10,175 Total 10,290 (37,416) (1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar. (2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification. (3) Reserve related to the fair value variation of equity financial instruments. (4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements September 30, 2025 126 Movements in other reserves and changes in ownership interest were as follows: Movements Foreign currency translation difference (1) Reserve for cash flow hedges Reserve for actuarial gains and losses from defined benefit plans Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income Other reserves Total reserves Before taxes Before taxes Tax Before taxes Deferred taxes Before Taxes Deferred taxes Before taxes Reserves Deferred taxes Total reserves ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ As of January 1, 2024 (4,921) (1,275) 345 (17,991) 4,537 175,428 (53,134) 11,881 163,122 (48,252) 114,870 Movement of reserves (33,103) 2,520 - 3,137 - (183,289) - (1,706) (212,441) - (212,441) Impact to Income statement - 8,773 - - - - - - 8,773 - 8,773 Income taxes - - (3,049) - (862) - 55,293 - - 51,382 51,382 As of December 31, 2024 (38,024) 10,018 (2,704) (14,854) 3,675 (7,861) 2,159 10,175 (40,546) 3,130 (37,416) Movement of reserves 39,157 5,643 - 209 - 15,000 - 480 60,489 - 60,489 Impact to Income statement - (9,835) - - - - - - (9,835) - (9,835) Income taxes - - 1,132 - (30) - (4,050) - - (2,948) (2,948) Balances as of September 30, 2025 1,133 5,826 (1,572) (14,645) 3,645 7,139 (1,891) 10,655 10,108 182 10,290 (1) See details on reserves for foreign currency translation differences in Note 24, letter a). Notes to the Consolidated Interim Financial Statements September 30, 2025 127 Other reserves This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries, associates and joint ventures that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method. Subsidiary – Associate – Joint ventures As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ SQM Iberian S.A. 9,464 9,464 SQM Europe NV 354 354 Soquimich European holding B.V. 828 828 Soquimich Comercial S.A. (393) (393) SQM Vitas Fzco. 85 85 Pavoni & C. SpA 7 7 SAS Adionics 124 - SQM Australia Pty Ltd 442 87 Other (700) (701) SQM Iberian S.A. (1,677) (1,677) Orcoma Estudios SpA 2,121 2,121 Total Other reserves 10,655 10,175 20.5 Dividend policies As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year. Dividend policy for commercial year 2025 The company’s dividend policy for the 2025 business year was agreed upon by the Board of Directors on April 24, 2025. On that occasion, the following was decided: (a) Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2025. (b) Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company’s Board of Directors deems that such increase does not materially and adversely affect the Company’s ability to make its investments and to comply with the estimates on future cash use. (c) Distribute and pay dividends in 2025 and the first quarter of 2026, dividends, which will be charged against the aforementioned final dividend. (d) In the ordinary meeting to be held in 2026, the Company’s Board of Directors will propose a final dividend discounting the amount of dividends previously distributed, considering that it does not materially and negatively affect the Company’s ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders’ meeting. (e) Any remaining amount from the net income from 2025 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it. (f) The payment of additional dividends is not being considered. It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Notes to the Consolidated Interim Financial Statements September 30, 2025 128 Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event. 20.6 Final dividends As of September 30, 2025, no final, interim or contingent dividends have been paid. 20.7 Potential and provisional dividends Dividends discounted from equity were as follows: Dividends As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Interim dividend - - Final dividend - - Dividend according to policy 121,311 - Owners of the Parent 121,311 - Dividend eventual - - Dividend according to policy 1,739 5,909 Non-controlling interests 1,739 5,909 Dividends discounted from equity for the period 123,050 5,909 20.8 Dividend distribution to Codelco The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non- controlling interests. See note 1.6, 3.25, and 19.5. Notes to the Consolidated Interim Financial Statements September 30, 2025 129 Note 21 Contingencies and restrictions In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions: 21.1 Lawsuits and other relevant events (a) On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. On November 26, 2024, the arbitral tribunal upheld the claim of Empresa Eléctrica Cochrane SpA for the period between 2021 and 2023, with the amount to be determined in the mandatory compliance phase of the ruling. The arbitral tribunal also determined that Empresa Eléctrica Cochrane SpA failed to meet its information delivery obligations under the electricity supply contracts, although it dismissed the Company’s early termination claim. In July 2025, Empresa Eléctrica Cochrane SpA requested incidental compliance with the ruling, a process that is currently under discussion. (b) In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant. (c) In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is awaiting a decision verdict from the court. The amount of the lawsuit is approximately ThUS$ 542. (d) In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330. (e) In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. On March 27, 2025, the Abu Dhabi Commercial Court of First Instance rejected the claim by Sami Al Taweel's heirs, which was appealed on April 26. On May 13, the Court of Appeals rejected the appeal. On July 31, 2025, the Abu Dhabi Court of Cassation rejected the appeals filed by the plaintiff. (f) In September 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit, as joint and several co-debtor, filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately ThUS$2. The case is being heard in the People's Court of Dongpo District, Meishan, Sichuan Province, which declared that the claim was inadmissible with respect to Dixin. In August 2025, both the plaintiff and the primary defendant filed appeals against the first instance ruling with the Sichuan Meishan Intermediate People's Court, which

Notes to the Consolidated Interim Financial Statements September 30, 2025 130 was rejected by the Court, waiving Dixin of any liability. There is a 6-month period currently underway in which the plaintiff may file an appeal for annulment against this ruling. The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries. Soquimich Comercial S.A., subsidiaries have been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million. The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect. 21.2 Administrative - Environmental contingencies (a) In November 2016, the SMA filed charges against SQM Salar for the extraction of brine beyond the authorized amount, progressive damage to the vitality of algarrobo trees, incomplete information delivery, and modification of monitoring plan variables, among others. SQM Salar submitted a compliance program, which was approved by the SMA on August 29, 2022. A claim was filed regarding this program with the Environmental Court of Antofagasta by the Council of Atacameño Peoples. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject the claim in its entirety. SQM Salar is currently implementing the compliance program, which is expected to be completed during the first quarter of 2026. The SMA will determine whether the program has been satisfactorily implemented and decide if the administrative sanctioning procedure should be concluded. (b) Through the resolution of April 14, 2020, the General Water Directorate imposed a fine of 4,180 monthly tax units (UTM) on SQM Salar for alleged violations of article 294 of the Water Code. This resolution was appealed, and the outcome is still pending. (c) In May 2024, the General Water Directorate of the Antofagasta Region initiated a sanctioning procedure against SQM Salar for alleged violations of article 294 of the Water Code at the solar evaporation ponds of the Atacama Salt Flat operation. SQM presented defenses rejecting the alleged non-compliance, and the resolution from the General Water Directorate is still pending. (d) On May 30, 2024, Albemarle Limited submitted an exceptional review request to the Environmental Assessment Service of the Antofagasta Region regarding the environmental qualification resolutions regulating its operation and that of SQM Salar, in accordance with article 25 quinquies of Environmental Framework Law No. 19.300. On October 17, 2025 the Environmental Assessment Service of the Antofagasta Region resolved to reject the request and declare inadmissible the request for review of RCA No. 226/2006 owned by SQM Salar, and to accept the request and declare admissible the request for review of RCA No. 21/2016 owned by Albemarle Limitada. The notification and publication of the resolution ruling on the admissibility of these is still pending. (e) In July 2024, a criminal complaint was filed for alleged environmental non-compliance in the Atacama Salt Flat, which may be investigated under article 308 of the Criminal Code. The complaint is being handled by the Calama Public Prosecutor’s Office, based on the information presented in the exceptional review request for environmental qualification resolutions filed by Albemarle. The case is still under investigation. Notes to the Consolidated Interim Financial Statements September 30, 2025 131 (f) Through the resolution of October 15, 2024, the General Water Directorate imposed a fine of 1,285 monthly tax units (UTM) on SQM Salar for alleged violations of articles 5 and 6 of DGA Resolution No. 1.238 regarding the monitoring and reporting system for effective extractions at the groundwater extraction facilities. This resolution was appealed, and the outcome is still pending. 21.3 Tax Contingencies Claims for the application of the specific tax on mining activities associated with lithium exploitation. The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the SII had collected a total of US$986.3 million from SQM, which SQM has paid, in the specific tax on mining activities applied to lithium for tax years 2012 to 2023 (financial years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. Both amounts, which have already been paid by SQM Salar, totaled US$986.3 million as of December 31, 2024, including US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the First Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and judicial appeals by SQM Salar remain pending, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for 2024 (US$926.7 million for financial years 2011 to 2022, US$162.7 million for the financial year 2023, and US$16.7 million for financial year 2024). and US$18.2 million for the 2025 period, which corresponds to the impact that the interpretation of the Santiago Court of Appeals ruling could have on the claims. As of September 30, 2025 and December 31, 2024, the Company has non-current tax receivables of US$59.5 million for both periods. The claims are as follows. (a) On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim, An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court. (b) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court. (c) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is US$ 5.5 million of which (i) US$ 1.2 million relates to amounts paid in excess, (ii) US$ 3.8 million relates to the tax claimed (net of the effect on corporate tax), and (iii) US$ 0.5 million relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court. Notes to the Consolidated Interim Financial Statements September 30, 2025 132 (d) On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS. A cassation appeal filed by SQM Salar on April 23, 2024 for the review of this last ruling is pending before the Supreme Court. (e) On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. On June 26, 2025, the evidentiary stage began, following the resolution of the motion for reversal filed by SQM Salar. On July 18 and 31, 2025, documentary and testimonial evidence was submitted. After finalizing the evidentiary stage of the case, the progressive course of the case is pending, awaiting final judgment to be issued by the Court. (f) On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage, pending the ruling that admits the case for evidence. (g) On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage, pending the ruling that admits the case for evidence. (h) On December 19, 2023, through Assessment No. 67, the SII resolved discrepancies for the 2023 tax year (2022 business year), regarding the specific tax on mining activities, totaling ThU$785, of which ThU$10.9 pertains to amounts settled in excess, and ThU$774.1 relates to the claimed tax plus interest, net of first category tax. On August 14, 2024, a request for tax annulment and, in subsidy, a claim was filed to declare the invalidity of the aforementioned tax assessment. The trial is currently at the discussion stage, pending the ruling that admits the case for evidence. The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax yea r (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settl ements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, co rresponding to the business year 2023 and as of September 2025 amounts to ThU$197.6 (net of first category tax), excluding interest and penalties. Others claims. (a) Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. On January 31, 2025, the First Tax and Customs Court partially accepted the claim, and the ruling is expected to be appealed by Exploraciones Mineras S.A. appealed the ruling on February 24, 2025. (b) On November 17, 2017, SQM Salar filed before the Fourth Tax and Customs Court of the Metropolitan Region, a tax claim against Assessment No. 95 dated July 26, 2017, due to the rejection of expenses for donations in the amount of ThUS$209.1. On October 29, 2025, the court issued a ruling to admit the case Notes to the Consolidated Interim Financial Statements September 30, 2025 133 for evidence, thereby initiating the evidentiary stage. We are preparing the evidence, analyzing the filing of a motion for reversal of the ruling that admitted the case for evidence. (c) On August 30, 2023, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 dated August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4. On August 28, 2025, the evidentiary stage began, following the resolution of the motion for reversal filed by SQM Salar against the ruling that admitted the case for evidence on August 08, 2025. Then, on September 22, 2025, documentary evidence was presented and testimonial evidence was given. After finalizing the evidentiary stage, we are currently awaiting the progressive course of the case, pending final judgment to be issued by the Court. (d) Sociedad Química y Minera de Chile S.A. has also filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 16, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. These donations were made to the same recipient institutions as those in the previous tax settlement. The disputed amount is ThU$511, On April 28, 2025, the Company's claim was accepted and settlement No. 16 was annulled. Subsequently, on May 19, 2025, the Chilean Internal Revenue Service filed an appeal against the final judgment of first instance, which was accepted by the Santiago Court of Appeals, revoking the judgment of first instance, rejecting the tax claim filed by SQM S.A., through a final judgment dated September 16, 2025. On October 06, 2025, the company filed a motion for cassation on the merits against the final second-instance judgment, which was granted by a ruling dated October 24, 2025, and entered the Supreme Court on October 28, 2025. We are awaiting the processing of the motion. (e) SQM Nitratos S.A. has filed a tax claim before the First Tax and Customs Court of the Metropolitan Region against settlement No. 15 dated August 30, 2022, which disallowed the donation expense for the application of Article 21 of the Income Tax Law. The disputed donations were made to the same donor institutions referenced in the prior settlement. The case involves an amount of ThUS$511. On April 04, 2025, the Court summoned the parties to hear the ruling. Subsequently, on May 19, 2025, the Chilean Internal Revenue Service filed an appeal against the final judgment of first instance, which was accepted by the Santiago Court of Appeals, revoking the judgment of first instance, rejecting the tax claim filed by SQM Nitratos S.A., through a final judgment dated September 16, 2025. On October 06, 2025, the company filed a motion for cassation on the merits against the final second-instance judgment, which was granted by a ruling dated October 10, 2025, and entered the Supreme Court on October 14, 2025. We are awaiting the processing of the motion. 21.4 Association with Codelco On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. On November 11, 2025, the Court of Appeals rejected the claim of illegality filed by Inversiones TLC. This ruling may be subject to legal appeals. In addition, other legal proceedings have been directed against entities other than the Company or SQM Salar, which, if successful, could delay or render ineffective the association of SQM and Codelco. For more details see note 28.2. 21.5 Other matters The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters including the US FCPA Act. In November 2023, the Company received a subpoena from the SEC requesting information and documents related to SQM’s mining operations, its compliance program, transactions with third parties and allegations of violations of the FCPA, if any, and other anti-corruption laws. The Company immediately hired experienced lawyers in the United States and Chile, as well as accountants and forensic experts, to respond to the SEC’s requests. Along with its advisors, the Company also started an internal investigation into the SEC’s areas of interest, conducted under the guidance of outside legal counsel and overseen by the Directors’ Committee. To respond to the SEC’s subpoena and complete the investigation, the Company has gathered and reviewed a large volume of documents and interviewed its employees, officers, directors, and third parties. It has cooperated with the SEC throughout this process by

Notes to the Consolidated Interim Financial Statements September 30, 2025 134 providing documents and information in response to the subpoena and making its employees available for testimony. Based on the internal investigation so far, the Company has not found any payments that it believes violate the anti- bribery provisions of the FCPA or other relevant anti-bribery statutes. During the third quarter of 2025, the SEC has resumed the investigation after the end of the pause ordered by the US government. The company has also assessed and improved its compliance program, an activity it performs periodically. 21.6 Indirect guarantees As of September 30, 2025, there are no indirect guarantees. Notes to the Consolidated Interim Financial Statements September 30, 2025 135 Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature. 22.1 Revenue from operating activities customer activities The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines: (a) Geographic areas: For the period ended September 30, 2025 Geographic areas Specialty plant nutrition Iodine and derivatives Lithium and derivatives Potassium Industrial chemicals Other Total ThUS$ Chile 81,725 2,253 116 15,335 858 14,519 114,806 Latin America and the Caribbean 85,181 13,439 2,032 26,907 4,349 5,814 137,722 Europe 145,104 282,822 43,734 17,343 12,575 391 501,969 North America 294,046 101,592 44,892 36,671 33,432 1,322 511,955 Asia and Others 126,349 370,735 1,460,992 20,467 5,847 1,512 1,985,902 Total 732,405 770,841 1,551,766 116,723 57,061 23,558 3,252,354 For the period ended September 30, 2024 Geographic areas Specialty plant nutrition Iodine and derivatives Lithium and derivatives Potassium Industrial chemicals Other Total ThUS$ Chile 70,117 1,610 518 25,805 767 14,839 113,656 Latin America and the Caribbean 88,214 12,747 4,071 69,041 5,988 3,216 183,277 Europe 129,273 287,376 81,260 33,257 15,022 407 546,595 North America 280,102 125,268 53,226 48,267 33,842 703 541,408 Asia and Others 149,611 315,756 1,570,225 28,538 5,340 598 2,070,068 Total 717,317 742,757 1,709,300 204,908 60,959 19,763 3,455,004 Notes to the Consolidated Interim Financial Statements September 30, 2025 136 (b) Main product and service lines: Products and Services For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Specialty plant nutrition 732,405 717,317 259,842 249,067 - Sodium Nitrates 9,357 15,453 2,703 2,253 - Potassium nitrate and sodium potassium nitrate 397,281 412,005 130,766 134,795 - Specialty Blends 199,179 181,710 83,801 75,023 - Other specialty fertilizers 126,588 108,149 42,572 36,996 Iodine and derivatives 770,841 742,757 244,553 233,480 Lithium and derivatives 1,551,766 1,709,300 603,672 497,213 Potassium 116,723 204,908 33,806 68,208 Industrial chemicals 57,061 60,959 19,056 18,600 Other 23,558 19,763 12,118 10,301 Total 3,252,354 3,455,004 1,173,047 1,076,869 22.2 Cost of sales Cost of sales broken down by nature of expense: Nature of expense For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Raw materials and consumables used (879,436) (846,164) (351,413) (279,675) Classes of employee benefit expenses (305,568) (254,907) (88,414) (95,068) Depreciation expense (279,849) (231,985) (97,459) (85,103) Depreciation of Right-of-use Assets (IFRS 16) (16,455) (13,257) (5,978) (6,519) Amortization expense (7,087) (5,281) (2,977) (2,014) Investment plan expenses (34,051) (28,242) (10,617) (4,024) Provision for materials, spare parts and supplies (2,527) (4,335) 416 (1,457) Contractors (243,478) (266,114) (103,834) (95,624) Operating leases (65,383) (68,327) (21,966) (23,119) Mining patents (32,080) (12,768) (11,945) (4,931) Freight / product transportation costs (234,680) (243,983) (22,963) (65,413) Insurance (15,851) (36,573) (5,926) (11,692) Corfo rights and other agreements (205,438) (314,033) (70,052) (67,233) Expenses related to variable lease payments (contracts under IFRS 16) (2,880) (4,558) (1,001) (1,911) Variation in gross inventory (26,487) (78,784) (46,815) (29,652) Variation in inventory provision 7,290 (10,582) 15,572 5,395 Other (4,323) (1,807) (1,867) (28,000) Total (2,348,283) (2,421,700) (827,239) (796,040) Notes to the Consolidated Interim Financial Statements September 30, 2025 137 22.3 Other income Other income For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Discounts obtained from suppliers 1,510 1,441 463 605 Fines charged to suppliers 111 29 58 35 Amounts recovered from insurance 44 167 14 41 Overestimate of provisions for third-party obligations 773 251 205 32 Sales of materials, spare parts and supplies 464 12 163 (264) Easements, pipelines and roads - 8,500 - 8,500 Options on mining properties 281 2,112 - 2,000 Reimbursement of mining patents and notary expenses - 414 - - Government Grants 1,144 12,745 29 12,745 Refunds Royalty 183 - - - Others 1,243 1,177 449 590 Total 5,753 26,848 1,381 24,284 22.4 Administrative expenses Administrative expenses For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Employee benefit expenses (74,741) (65,574) (26,650) (24,824) Marketing costs (4,929) (5,048) (1,167) (1,128) Amortization expenses (87) (375) 132 (135) Entertainment expenses (4,120) (4,034) (1,129) (835) Advisory services (17,366) (17,718) (6,804) (7,421) Lease of buildings and facilities (2,797) (1,259) (1,012) 840 Insurance (3,455) (3,012) (1,119) (1,379) Office expenses (7,826) (9,730) (2,793) (4,116) Contractors (6,924) (7,889) (2,786) (3,293) Depreciation of Right-of-use Assets (contracts under IFRS 16) (4,292) (3,434) (1,408) (1,219) Other expenses (13,684) (14,086) (4,531) (4,987) Total (140,221) (132,159) (49,267) (48,497)

Notes to the Consolidated Interim Financial Statements September 30, 2025 138 22.5 Other expenses Other expenses For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Impairment losses / reversals of impairment losses recognized in income for the period Properties, plant and equipment (347) (11,008) (347) (134) Goodwill - - - - Materials, spare parts, and supplies - 3,625 - (6) Subtotal (347) (7,383) (347) (140) Other expenses, by nature Legal expenses (7,558) (14,380) 3,073 (4,705) VAT and other unrecoverable taxes (1,570) (1,790) (594) (536) Fines paid (408) (214) (126) (129) Investment plan expenses (14,145) (6,893) (1,067) (2,922) Other company organization expenses (1,135) (4,236) (301) (1,291) Exploration expenses (4,177) (9) (4,177) (9) Contributions and donations (21,000) (22,842) (4,847) (8,833) Other personnel reorganization expenses (9,120) - - - Other operating expenses (2,335) 14,528 (406) (10,597) Subtotal (61,448) (64,892) (8,445) (29,022) Total (61,795) (72,275) (8,792) (29,162) 22.6 Other losses Other losses For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Adjustment to prior periods due to applying the equity method (2,197) 206 3 63 Impairment of investments in associates 136 - 365 - Share of profits and losses of associates and joint ventures accounted for using the equity method (5,782) - (146) - Others 40 (2,385) (336) (97) Totals (7,803) (2,179) (114) (34) 22.7 Impairment losses and reversals for financial assets (Impairment) reversal of value of financial assets For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ (Impairment) reversal of value of financial assets (See Note 13.2) 435 1,889 294 408 Total 435 1,889 294 408 Notes to the Consolidated Interim Financial Statements September 30, 2025 139 22.8 Summary of expenses by nature The following summary considers notes 22.2, 22.4 and 22.5 Expenses by nature For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Raw materials and consumables (879,436) (846,164) (351,413) (279,675) Types of employee benefit expense (380,309) (320,481) (115,064) (119,892) Depreciation expense (279,849) (231,985) (97,459) (85,103) Depreciation of right-of-use assets (20,747) (16,691) (7,386) (7,738) Impairment of properties, plant and equipment, intangible and Goodwill (347) (7,383) (347) (140) Amortization expense (7,174) (5,656) (2,845) (2,149) Legal and judicial expenses (7,558) (14,380) 3,073 (4,705) Investment plan expenses (48,196) (35,135) (11,684) (6,946) Provision for materials, spare parts and supplies (2,527) (4,335) 416 (1,457) Contractors (250,402) (274,003) (106,620) (98,917) Operational leases (68,180) (69,586) (22,978) (22,279) Mining patents (32,080) (12,768) (11,945) (4,931) Freight and product transportation costs (234,680) (243,983) (22,963) (65,413) Corfo rights and other agreements (205,438) (314,033) (70,052) (67,233) Other personal reorganization expenses (9,120) - - - Expenses related to variable lease payments (contracts under IFRS 16) (2,880) (4,558) (1,001) (1,911) Insurance (19,306) (39,585) (7,045) (13,071) Consultant and advisor services (17,366) (17,718) (6,804) (7,421) Variation in gross inventory (26,487) (78,784) (46,815) (29,652) Variation in inventory provision 7,290 (10,582) 15,572 5,395 Other expenses (65,507) (78,324) (21,938) (60,461) Total expenses by nature (2,550,299) (2,626,134) (885,298) (873,699) 22.9 Finance expenses Finance expenses For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Interest expense from bank borrowings and overdrafts (5,363) (4,124) (1,776) (1,683) Interest expense from bonds (136,701) (112,840) (45,638) (39,468) Interest expense from loans (46,362) (70,087) (14,960) (23,519) Reversal of capitalized interest expenses 55,136 48,255 20,174 18,512 Financial expenses for restoration and rehabilitation provisions (5,365) (4,901) (2,989) (4,244) Interest on lease agreement (2,269) (1,868) (718) (776) Loss on debt redemption and extinguishment (1) (982) - (982) Other finance costs (5,726) (8,842) (1,497) (1,947) Total (146,651) (155,389) (47,404) (54,107) 22.10 Finance income Finance income For the period from January to September of the year For the period from July to September of the year 2025 2024 2025 2024 ThUS$ ThUS$ ThUS$ ThUS$ Interest from term deposits 37,692 47,817 13,153 16,355 Interest from marketable securities 4,987 9,577 1,735 1,799 Interest from maintenance of minimum bank balance in current account 1,108 2,394 302 628 Other finance interests 18,564 12,209 6,725 5,025 Other finance income 335 547 114 189 Total 62,686 72,544 22,029 23,996 Notes to the Consolidated Interim Financial Statements September 30, 2025 140 Note 23 Reportable segments 23.1 Reportable segments (a) General information: The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance. These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 23.2). The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates. (b) Factors used to identify segments on which a report should be presented: The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies. (c) Description of the types of products and services from which each reportable segment obtains its income from ordinary activities The operating segments are as follows: (i) Specialty plant nutrients (ii) Iodine and its derivatives (iii) Lithium and its derivatives (iv) Industrial chemicals (v) Potassium (vi) Other products and services (d) Description of income sources for all the other segments Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 23.2 and 23.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information. Notes to the Consolidated Interim Financial Statements September 30, 2025 141 (e) Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments". For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co-production processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc. The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales. (f) Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category. (g) Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statements September 30, 2025 142 23.2 Reportable segment disclosures: Operating segment items for as of September 30, 2025 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Operating segments Unallocated amounts Total as of September 30, 2025 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 732,405 770,841 1,551,766 57,061 116,723 23,558 3,252,354 - 3,252,354 Revenues from transactions with other operating segments of the same entity - - - - - - - - - Revenues from external customers and transactions with other operating segments of the same entity 732,405 770,841 1,551,766 57,061 116,723 23,558 3,252,354 - 3,252,354 Costs of sales (620,866) (355,707) (1,208,726) (32,945) (105,648) (24,391) (2,348,283) - (2,348,283) Administrative expenses - - - - - - - (140,221) (140,221) Finance expense - - - - - - - (146,651) (146,651) Depreciation and amortization expense (51,999) (52,187) (188,820) (4,921) (9,843) - (307,770) - (307,770) The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method - - - - - - - 5,949 5,949 Income before taxes 111,539 415,134 343,040 24,116 11,075 (833) 904,071 (279,748) 624,323 Income tax expense - - - - - - - (216,555) (216,555) Net income (loss) 111,539 415,134 343,040 24,116 11,075 (833) 904,071 (496,303) 407,768 Assets - - - - - - - 11,726,212 11,726,212 Equity-accounted investees - - - - - - - 634,970 634,970 Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts - - - - - - - 545,133 545,133 Liabilities - - - - - - - 6,194,339 6,194,339 Impairment loss of financial assets recognized in profit or loss - - - - - - - 435 435 Impairment loss of non-financial assets recognized in profit or loss - - - - - - - (347) (347) Cash flows Cash flows from operating activities - - - - - - - 756,058 756,058 Cash flows used in investing activities - - - - - - - (481,690) (481,690) Cash flows used in financing activities - - - - - - - (139,512) (139,512) Notes to the Consolidated Interim Financial Statements September 30, 2025 143 Operating segment items as of and for the period ended September 30, 2024 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Operating segments Unallocated amounts Total as of September 30, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 717,317 742,757 1,709,300 60,959 204,908 19,763 3,455,004 - 3,455,004 Revenues from transactions with other operating segments of the same entity - - - - - - - - - Revenues from external customers and transactions with other operating segments of the same entity 717,317 742,757 1,709,300 60,959 204,908 19,763 3,455,004 - 3,455,004 Costs of sales (581,875) (332,120) (1,271,613) (37,167) (176,733) (22,192) (2,421,700) - (2,421,700) Administrative expenses - - - - - - - (132,159) (132,159) Finance expense - - - - - - - (155,389) (155,389) Depreciation and amortization expense (48,808) (41,848) (144,642) (3,861) (15,135) (38) (254,332) - (254,332) The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method - - - - - - - 9,354 9,354 Income before taxes 135,442 410,637 437,687 23,792 28,175 (2,429) 1,033,304 (252,372) 780,932 Income tax expense - - - - - - - (1,301,127) (1,301,127) Net income (loss) 135,442 410,637 437,687 23,792 28,175 (2,429) 1,033,304 (1,553,499) (520,195) Assets - - - - - - - 11,290,537 11,290,537 Equity-accounted investees - - - - - - - 614,512 614,512 Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts - - - - - - - 470,318 470,318 Liabilities - - - - - - - 6,167,515 6,167,515 Impairment loss of financial assets recognized in profit or loss - - - - - - - 1,889 1,889 Impairment loss of non-financial assets recognized in profit or loss - - - - - - - (7,383) (7,383) Cash flows Cash flows from operating activities - - - - - - - 976,636 976,636 Cash flows used in investing activities - - - - - - - (750,020) (750,020) Cash flows used in financing activities - - - - - - - 302,884 302,884 Notes to the Consolidated Interim Financial Statements September 30, 2025 144 23.3 Statement of comprehensive income classified by reportable segments based on groups of products Items in the statement of comprehensive income as of September 30, 2025 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Corporate Unit Total segments and corporate unit ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 732,405 770,841 1,551,766 57,061 116,723 23,558 - 3,252,354 Costs of sales (620,866) (355,707) (1,208,726) (32,945) (105,648) (24,391) - (2,348,283) Gross profit 111,539 415,134 343,040 24,116 11,075 (833) - 904,071 Other incomes by function - - - - - - 5,753 5,753 Administrative expenses - - - - - - (140,221) (140,221) Other expenses by function - - - - - - (61,795) (61,795) Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9 - - - - - - 435 435 Other losses - - - - - - (7,803) (7,803) Financial income - - - - - - 62,686 62,686 Financial costs - - - - - - (146,651) (146,651) Interest in the profit (loss) of associates and joint ventures accounted for by the equity method - - - - - - 5,949 5,949 Exchange differences - - - - - - 1,899 1,899 Profit (loss) before taxes 111,539 415,134 343,040 24,116 11,075 (833) (279,748) 624,323 Income tax expense - - - - - - (216,555) (216,555) Profit (loss) net 111,539 415,134 343,040 24,116 11,075 (833) (496,303) 407,768 Notes to the Consolidated Interim Financial Statements September 30, 2025 145 Items in the statement of comprehensive income as of September 30, 2024 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Corporate Unit Total segments and corporate unit ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 717,317 742,757 1,709,300 60,959 204,908 19,763 - 3,455,004 Costs of sales (581,875) (332,120) (1,271,613) (37,167) (176,733) (22,192) - (2,421,700) Gross profit 135,442 410,637 437,687 23,792 28,175 (2,429) - 1,033,304 Other incomes by function - - - - - - 26,848 26,848 Administrative expenses - - - - - - (132,159) (132,159) Other expenses by function - - - - - - (72,275) (72,275) Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9 - - - - - - 1,889 1,889 Other gains - - - - - - (2,179) (2,179) Financial income - - - - - - 72,544 72,544 Financial costs - - - - - - (155,389) (155,389) Interest in the profit (loss) of associates and joint ventures accounted for by the equity method - - - - - - 9,354 9,354 Exchange differences - - - - - - (1,005) (1,005) Profit (loss) before taxes 135,442 410,637 437,687 23,792 28,175 (2,429) (252,372) 780,932 Income tax expense - - - - - - (1,301,127) (1,301,127) Profit (loss) net 135,442 410,637 437,687 23,792 28,175 (2,429) (1,553,499) (520,195)

Notes to the Consolidated Interim Financial Statements September 30, 2025 146 23.4 Disclosures on geographical areas As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts. 23.5 Disclosures on main customers With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue. Notes to the Consolidated Interim Financial Statements September 30, 2025 147 23.6 Segments by geographical areas Segments by geographical areas Chile Latin America and the Caribbean Europe North America Asia and others Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue for the period ended September 30, 2025 114,806 137,722 501,969 511,955 1,985,902 3,252,354 Non-current assets at September 30, 2025 Investment accounted for under the equity method - - 34,427 20,832 579,711 634,970 Intangible assets other than goodwill 71,261 436 5,597 446 85,240 162,980 Goodwill 724 86 148 - - 958 Property, plant and equipment, net 3,668,725 6,435 11,194 10,023 1,008,591 4,704,968 Right-of-use assets 35,066 1,890 2,873 9,170 24,233 73,232 Other non-current assets 64,905 - - 5,410 279,188 349,503 Non-current assets 3,840,681 8,847 54,239 45,881 1,976,963 5,926,611 Segments by geographical areas Chile Latin America and the Caribbean Europe North America Asia and others Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue for the period ended September 30, 2024 113,656 183,277 546,595 541,408 2,070,068 3,455,004 Non-current assets at December 31, 2024 Investment accounted for under the equity method - - 13,912 17,470 554,412 585,794 Intangible assets other than goodwill 73,762 450 6,466 547 86,743 167,968 Goodwill - 86 138 724 - 948 Property, plant and equipment, net 3,465,971 6,651 10,598 8,277 942,148 4,433,645 Right-of-use assets 46,122 1,806 3,234 6,112 26,796 84,070 Other non-current assets 68,777 29 - 5,413 289,947 364,166 Non-current assets 3,654,632 9,022 34,348 38,543 1,900,046 5,636,591 Notes to the Consolidated Interim Financial Statements September 30, 2025 148 Note 24 Effect of fluctuations in foreign currency exchange rates (a) Reserves for foreign currency exchange differences: For the periods ended September 30, 2025, and December 31, 2024, are detailed as follows: Details September 30, 2025 December 31, 2024 ThUS$ ThUS$ Changes in equity generated by the equity method value through conversion: Comercial Hydro S.A. 1,004 1,004 Comercial Agrorama Ltda. 190 192 Isapre Norte Grande Ltda. (214) (239) Agrorama S.A. 534 814 SQM Vitas Fzco (1,714) (1,714) Ajay Europe (427) (2,152) SQM Oceanía Pty Ltd. (579) (579) SQM Indonesia S.A. - (124) SQM Australia Pty Ltd. 757 (1,265) Azure Minerals (2,271) (33,080) Pirra Lithium Pty Ltd. - (135) Sichuan Dixin New Energy Co. Ltd 2,167 (714) SAS Adionics 1,142 - Others 544 (32) Total 1,133 (38,024) (b) Functional and presentation currency The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar. (c) Reasons to use one presentation currency and a different functional currency − A relevant portion of the revenues of these subsidiaries are associated with the local currency. − The cost structure of these companies is affected by the local currency. Notes to the Consolidated Interim Financial Statements September 30, 2025 149 Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates a) Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows: Class of assets Currency As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Cash and cash equivalents USD 1,221,111 1,020,101 Cash and cash equivalents CLP 35,337 214,361 Cash and cash equivalents CNY 188,593 76,807 Cash and cash equivalents EUR 13,456 6,716 Cash and cash equivalents GBP 2 2 Cash and cash equivalents AUD 24,693 40,954 Cash and cash equivalents MXN 1,657 2,038 Cash and cash equivalents AED 302 1 Cash and cash equivalents JPY 1,294 910 Cash and cash equivalents NOK 1 1 Cash and cash equivalents ZAR 3,692 10,978 Cash and cash equivalents KRW 1,043 4,979 Cash and cash equivalents IDR - 3 Subtotal cash and cash equivalents 1,491,181 1,377,851 Other current financial assets USD 530,584 1,079,559 Other current financial assets BRL 69 36 Other current financial assets CLP 370,242 - Other current financial assets COL 2,356 - Subtotal other current financial assets 903,251 1,079,595 Other current non-financial assets USD 25,192 20,185 Other current non-financial assets AUD 3,754 2,476 Other current non-financial assets CLF 118 153 Other current non-financial assets CLP 69,205 151,604 Other current non-financial assets CNY 7,295 20,557 Other current non-financial assets EUR 765 482 Other current non-financial assets COP 410 313 Other current non-financial assets MXN 2,172 2,267 Other current non-financial assets JPY 135 89 Other current non-financial assets ZAR 1,553 44 Other current non-financial assets KRW 42 2,535 Other current non-financial assets MAD 36 - Other current non-financial assets INR 115 - Other current non-financial assets BRL 56 - Subtotal Other current non-financial assets 110,848 200,705 Trade and other receivables USD 500,590 407,361 Trade and other receivables BRL 620 77 Trade and other receivables CLF 1,213 1,171 Trade and other receivables CLP 82,128 58,117 Trade and other receivables CNY 31,698 82,539 Trade and other receivables EUR 39,954 25,815 Trade and other receivables GBP 62 284 Trade and other receivables MXN 1,953 1,214 Trade and other receivables AED 2,414 763 Trade and other receivables JPY 550 488 Trade and other receivables AUD 2,930 9,893 Trade and other receivables ZAR 12,006 14,600 Trade and other receivables COP 3,589 3,812 Trade and other receivables PEN 11 3 Trade and other receivables INR 660 - Trade and other receivables SEK 824 - Subtotal trade and other receivables 681,202 606,137 Receivables from related parties USD 15,072 20,061 Receivables from related parties AUD 15,986 6,746 Receivables from related parties EUR 3,161 1,899 Subtotal receivables from related parties 34,219 28,706

Notes to the Consolidated Interim Financial Statements September 30, 2025 150 Class of assets Currency As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Current inventories USD 1,843,437 1,702,185 Subtotal Current Inventories 1,843,437 1,702,185 Current tax assets USD 443,587 571,818 Current tax assets BRL 24 4 Current tax assets CLP 1,790 2,040 Current tax assets CNY - 348 Current tax assets EUR 5,463 281 Current tax assets MXN 3,646 4,115 Current tax assets PEN 1,952 1,804 Current tax assets ZAR - 28 Current tax assets COP 1,138 2,614 Current tax assets KRW 1 2 Current tax assets AUD - 89 Subtotal current tax assets 457,601 583,143 Non-current assets or groups of assets classified as held for sale USD 118 118 Subtotal Non-current assets or groups of assets classified as held for sale 118 118 Total current assets 5,521,857 5,578,440 Other non-current financial assets USD 66,962 60,706 Subtotal Other non-current financial assets 66,962 60,706 Other non-current non-financial assets USD 70,445 74,245 Other non-current non-financial assets CNY 279,058 289,921 Subtotal Other non-current non-financial assets 349,503 364,166 Other receivables, non-current USD 771 1,785 Other receivables, non-current CLF 1,642 63 Other receivables, non-current MXN 370 220 Other receivables, non-current KRW - 240 Other receivables, non-current CLP 461 419 Other receivables, non-current PEN 2 - Subtotal Other receivables, non-current 3,246 2,727 Investments classified using the equity method of accounting USD 54,073 29,869 Investments classified using the equity method of accounting AED - 324 Investments classified using the equity method of accounting EUR 11,535 9,610 Investments classified using the equity method of accounting AUD 569,362 545,991 Subtotal Investments classified using the equity method of accounting 634,970 585,794 Intangible assets other than goodwill USD 162,980 167,968 Subtotal intangible assets other than goodwill 162,980 167,968 Purchases goodwill, gross USD 958 948 Subtotal Purchases goodwill, gross 958 948 Property, plant and equipment USD 4,704,968 4,433,645 Subtotal property, plant and equipment 4,704,968 4,433,645 Right-of-use assets USD 73,232 84,070 Subtotal Right-of-use assets 73,232 84,070 Non-current tax assets USD 59,541 59,541 Subtotal non-current tax assets 59,541 59,541 Deferred Tax Assets USD 147,995 157,564 Subtotal Deferred Tax Assets 147,995 157,564 Total non-current assets 6,204,355 5,917,129 Total assets 11,726,212 11,495,569 Notes to the Consolidated Interim Financial Statements September 30, 2025 151 Class of liability As of September 30, 2025 As of December 31, 2024 Currency Up to 90 days More than 90 days to 1 year Total Up to 90 days More than 90 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Current liabilities Other current financial liabilities USD 134,786 734,085 868,871 349,671 795,283 1,144,954 Other current financial liabilities CLF 1,369 16,629 17,998 18,206 308 18,514 Subtotal other current financial liabilities 136,155 750,714 886,869 367,877 795,591 1,163,468 Lease liabilities, current USD - 13,892 13,892 - 14,311 14,311 Lease liabilities, current CLF - 1,795 1,795 - 2,433 2,433 Lease liabilities, current MXN - 4,133 4,133 - 2,828 2,828 Lease liabilities, current EUR - 462 462 - 451 451 Lease liabilities, current AUD - 1,567 1,567 - 2,671 2,671 Lease liabilities, current INR - 27 27 - 35 35 Lease liabilities, current BRL - 15 15 - 16 16 Lease liabilities, current COP - - - - 266 266 Lease liabilities, current CLP - 49 49 - - - Lease liabilities, current CNY - 558 558 - - - Lease liabilities, current JPY - 50 50 - - - Subtotal Lease liabilities, current - 22,548 22,548 - 23,011 23,011 Trade and other payables USD 87,128 8,887 96,015 102,724 14,579 117,303 Trade and other payables CLF 575 - 575 5,020 - 5,020 Trade and other payables BRL 5 74 79 6 - 6 Trade and other payables CLP 148,743 - 148,743 176,474 3 176,477 Trade and other payables CNY 49,495 3,915 53,410 33,052 - 33,052 Trade and other payables EUR 65,319 11,351 76,670 99,605 - 99,605 Trade and other payables GBP 22 - 22 18 - 18 Trade and other payables MXN 2,643 - 2,643 - 1,484 1,484 Trade and other payables AUD 31,368 - 31,368 36,431 - 36,431 Trade and other payables ZAR 1,659 - 1,659 - 1,562 1,562 Trade and other payables CHF 21 - 21 21 - 21 Trade and other payables COP 51 413 464 - 325 325 Trade and other payables CAD 9 - 9 9 - 9 Trade and other payables KRW 140 - 140 107 - 107 Trade and other payables INR 569 - 569 29 - 29 Trade and other payables PEN 714 - 714 - - - Subtotal Trade and other payables 388,461 24,640 413,101 453,496 17,953 471,449 Trade payables due to related parties USD - - - - 5,827 5,827 Trade payables due to related parties AUD 4,839 - 4,839 4,438 - 4,438 Trade payables due to related parties PEN - 5,827 5,827 - - - Subtotal Trade payables due to related parties 4,839 5,827 10,666 4,438 5,827 10,265 Notes to the Consolidated Interim Financial Statements September 30, 2025 152 Class of liability As of September 30, 2025 As of December 31, 2024 Currency Up to90 days 91 days to 1 year Total Up to90 days 91 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Other current provisions USD 17,587 264,617 282,204 28,064 270,161 298,225 Other current provisions CLP 504 - 504 480 - 480 Other current provisions JPY - - - 12,492 - 12,492 Other current provisions AUD 1,074 - 1,074 - - - Other current provisions CNY 4 - 4 - - - Subtotal other current provisions 19,169 264,617 283,786 41,036 270,161 311,197 Current tax liabilities USD - 79,543 79,543 - 68,300 68,300 Current tax liabilities CLP - - - - 290 290 Current tax liabilities EUR - 1,505 1,505 - 1,139 1,139 Current tax liabilities CNY - 319 319 - 8,644 8,644 Current tax liabilities JPY - 50 50 - 143 143 Current tax liabilities AUD - 78 78 - 388 388 Current tax liabilities ZAR - 379 379 - 33 33 Current tax liabilities KRW - - - - 381 381 Current tax liabilities PEN - 519 519 - 433 433 Current tax liabilities COP - - - - 90 90 Current tax liabilities BRL - 18 18 - - - Current tax liabilities MXM - 976 976 - - - Subtotal current tax liabilities - 83,387 83,387 - 79,841 79,841 Provisions for employee benefits, current USD 49,835 - 49,835 29,265 - 29,265 Provisions for employee benefits, current AUD - - - 939 - 939 Provisions for employee benefits, current MXN 304 - 304 271 - 271 Provisions for employee benefits, current PEN 152 - 152 141 - 141 Provisions for employee benefits, current CLP 612 - 612 930 - 930 Provisions for employee benefits, current INR 5 - 5 - - - Subtotal Provisions for employee benefits, current 50,908 - 50,908 31,546 - 31,546 Other current non-financial liabilities USD 166,425 30 166,455 38,607 220 38,827 Other current non-financial liabilities BRL 46 - 46 18 - 18 Other current non-financial liabilities CLP 31,285 411 31,696 32,749 34,577 67,326 Other current non-financial liabilities CNY 32 17 49 12,287 - 12,287 Other current non-financial liabilities EUR 4,006 - 4,006 4,050 - 4,050 Other current non-financial liabilities MXN 1,095 - 1,095 890 - 890 Other current non-financial liabilities PEN 172 - 172 96 - 96 Other current non-financial liabilities JPY 618 29 647 93 - 93 Other current non-financial liabilities COP 173 - 173 233 - 233 Other current non-financial liabilities ARS - - - 1,454 - 1,454 Other current non-financial liabilities ZAR 15 42 57 756 31 787 Other current non-financial liabilities KRW 25 - 25 1,978 - 1,978 Other current non-financial liabilities INR 26 - 26 - - - Other current non-financial liabilities MAD 24 19 43 - - - Other current non-financial liabilities AUD 420 - 420 - - - Subtotal other current non-financial liabilities 204,362 548 204,910 93,211 34,828 128,039 Total current liabilities 803,894 1,152,281 1,956,175 991,604 1,227,212 2,218,816 Notes to the Consolidated Interim Financial Statements September 30, 2025 153 Class of liability As of September 30, 2025 Currency Over 1 year to 2 years Over 2 years to 3 years Over 3 years to 4 years Over 4 years to 5 years Over 5 years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Non-current liabilities Other non-current financial liabilities USD - - 293,051 448,190 2,662,817 3,404,058 Other non-current financial liabilities CLF - - - 174,726 183,859 358,585 Subtotal Other non-current financial liabilities - - 293,051 622,916 2,846,676 3,762,643 Non-current lease liabilities USD - 16,482 - 2,994 - 19,476 Non-current lease liabilities CLP - - - 16 - 16 Non-current lease liabilities CLF - 11 - 6,043 - 6,054 Non-current lease liabilities AUD - - - 19,505 - 19,505 Non-current lease liabilities EUR - - - 2,516 - 2,516 Non-current lease liabilities MXN - - - 4,608 - 4,608 Non-current lease liabilities JPY - - - 713 - 713 Subtotal non-current lease liabilities - 16,493 - 36,395 - 52,888 Other non-current provisions USD - 26,929 - - 23,375 50,304 Other non-current provisions AUD - - - - 10,922 10,922 Subtotal Other non-current provisions - 26,929 - - 34,297 61,226 Deferred tax liabilities USD - 322,003 - - - 322,003 Subtotal Deferred tax liabilities - 322,003 - - - 322,003 Provisions for employee benefits, non-current USD - 1,268 - - - 1,268 Provisions for employee benefits, non-current CLP - 21,068 - - 16,386 37,454 Provisions for employee benefits, non-current MXN - 330 - - - 330 Provisions for employee benefits, non-current AUD - - - - 229 229 Provisions for employee benefits, non-current EUR - - - - 36 36 Provisions for employee benefits, non-current JPY 87 - - - - 87 Subtotal Provisions for employee benefits, non-current 87 22,666 - - 16,651 39,404 Total non-current liabilities 87 388,091 293,051 659,311 2,897,624 4,238,164 Total liabilities 6,194,339

Notes to the Consolidated Interim Financial Statements September 30, 2025 154 Class of liability As of December 31, 2024 Currency Over 1 year to 2 years Over 2 years to 3 years Over 3 years to 4 years Over 4 years to 5 years Over 5 years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Non-current liabilities Other non-current financial liabilities USD - - 129,683 - 3,120,228 3,249,911 Other non-current financial liabilities CLF - - - - 350,671 350,671 Subtotal Other non-current financial liabilities - - 129,683 - 3,470,899 3,600,582 Non-current lease liabilities USD - 23,456 - 10,721 - 34,177 Non-current lease liabilities CLP - 36 - 56 - 92 Non-current lease liabilities CLF - 7,287 - - - 7,287 Non-current lease liabilities AUD - - - 19,245 - 19,245 Subtotal non-current lease liabilities - 30,779 - 30,022 - 60,801 Other non-current provisions USD - 33,651 - - 19,666 53,317 Subtotal Other non-current provisions - 33,651 - - 19,666 53,317 Deferred tax liabilities USD - 298,379 - - - 298,379 Subtotal Deferred tax liabilities - 298,379 - - - 298,379 Provisions for employee benefits, non-current USD 1,529 12,383 - - 13,343 27,255 Provisions for employee benefits, non-current CLP 37,791 - - - - 37,791 Provisions for employee benefits, non-current MXN 294 - - - - 294 Provisions for employee benefits, non-current AUD 180 - - - - 180 Provisions for employee benefits, non-current EUR 87 - - - - 87 Subtotal Provisions for employee benefits, non-current 39,881 12,383 - - 13,343 65,607 Total non-current liabilities 39,881 375,192 129,683 30,022 3,503,908 4,078,686 Total liabilities 6,297,502 b) Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income. Foreign currency exchange rate changes For the period from January to September of the year 2025 2024 ThUS$ ThUS$ Foreign currency translation loss 1,899 (1,005) Foreign currency translation reserve 39,109 3,873 Total 41,008 2,868 The average and closing exchange rate for foreign currency is disclosed in Note 3.3 Notes to the Consolidated Interim Financial Statements September 30, 2025 155 Note 26 Income tax and deferred taxes Tax receivables as of September 30, 2025, and December 31, 2024, are as follows: 26.1 Current and non-current tax assets (a) Current Current tax assets As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Monthly provisional income tax payments, Chilean companies (1) 40,756 133,898 Monthly provisional income tax payments, foreign companies 14,562 12,859 Corporate tax credits (2) 6,350 4,603 Taxes in recovery process (1) 395,933 431,783 Total 457,601 583,143 (b) Non-current Non-current tax assets As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Total tax paid by SQM Salar (see note 21.3) 59,541 59,541 Foreign company income tax - - Total 59,541 59,541 (1) The provisional monthly payments of Chilean companies and recoverable taxes are presented net of the specific tax liability for lithium mining activities, amounting to US$178.7 million. See Note 21.3 Tax contingencies. (2) These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad. Notes to the Consolidated Interim Financial Statements September 30, 2025 156 26.2 Current tax liabilities Current tax liabilities As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ National company income tax (1) 72,644 24,687 Foreign company income tax (2) 10,743 55,154 Total 83,387 79,841 (1) Income tax current - national is presented net of provisional monthly payments by Chilean companies for an amount of US$62.6 million. (2) The income tax of foreign subsidiaries is presented net of provisional monthly payments by companies for an amount of US$24.4 million. Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 21,713 is 27%. The provision for the specific tax on mining activity (IEAM) is determined by applying the taxable rate to the mining operating margin obtained. It is currently subject to tax invariability under Article 11 ter of Decree Law No. 600, 1974. The Company made a provision of 5.18% for potassium products and 5.24% for lithium products and their derivatives involving the Salar de Atacama operations of SQM Salar Spa. and 5% for the mining operations of SQM Nitrates S.A. The income tax rate for the main countries where the Company operates is presented below: Country Income tax Income tax 2025 2024 Spain 25% 25% Belgium 25% 25% Mexico 30% 30% United States 21% +2.5% 21% + 2.5% South Africa 27% 27% South Korea 24% (2) 24% (2) China 25%+12% (1) 25%+12% (1) Australia 30% 30% (1) Additional tax of 12% on VAT payable and the corporate rate in Sichuan is 15%. (2) Sliding scale from 9% to 24% of taxable income. Notes to the Consolidated Interim Financial Statements September 30, 2025 157 26.3 Income tax and deferred taxes (a) Deferred tax assets and liabilities as of September 30, 2025 (1) This item includes right-of-use assets Description of deferred tax assets and liabilities as of September 30, 2025 Net position Assets Liabilities ThUS$ ThUS$ Unrealized loss 145,800 - Property, plant and equipment and capitalized interest (1) - (370,556) Leases recognized under IFRS 16 990 - Restoration and rehabilitation provision 13,097 - Manufacturing expenses - (129,225) Employee benefits and unemployment insurance - (9,391) Vacation accrual 8,817 - Inventory provision 25,465 - Supply provision 16,474 - Employee benefits 9,361 - Research and development expenses - (16,171) Bad debt provision 91 - Provision for legal complaints and expenses 3,220 - Loan acquisition expenses - (16,728) Financial instruments recorded at market value - (773) Specific tax on mining activity 5,777 - Specific tax on mining activity lithium 4,525 - Tax loss benefit 131,609 - Other 3,105 - Foreign items (other) 505 - Balances to date 368,836 (542,844) Net balance (174,008)

Notes to the Consolidated Interim Financial Statements September 30, 2025 158 (b) Deferred tax assets and liabilities as of December 31, 2024 Description of deferred tax assets and liabilities as of December 31, 2024 Net position Assets Liabilities ThUS$ ThUS$ Unrealized loss 157,503 - Property, plant and equipment and capitalized interest (1) - (314,230) Leases recognized under IFRS 16 - (79) Restoration and rehabilitation provision 5,220 - Manufacturing expenses - (154,906) Employee benefits and unemployment insurance - (8,736) Vacation accrual 9,001 - Inventory provision 16,353 - Supply provision 20,293 - Other employee benefits 10,291 - Research and development expenses - (17,239) Bad debt provision - (203) Provision for legal complaints and expenses 2,788 - Loan acquisition expenses - (17,604) Financial instruments recorded at market value 3,277 - Specific tax on mining activity - (1,398) Specific tax on mining activity lithium 4,049 - Tax loss benefit 129,123 - Other 15,422 - Foreign items (other) 260 - Balances to date 373,580 (514,395) Net balance (140,815) (1) This item includes right-of-use assets. Deferred tax assets and liabilities in the consolidated statement of financial position as of September 30, 2025, and December 31, 2024, are as follows: Movements of deferred tax assets and liabilities As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Deferred tax assets 147,995 157,564 Deferred tax liabilities (322,003) (298,379) Total (174,008) (140,815) Notes to the Consolidated Interim Financial Statements September 30, 2025 159 (c) Reconciliation of changes in deferred tax assets (liabilities) as of September 30, 2025 Reconciliation of changes in liabilities (assets) in deferred tax Deferred tax asset (liability) at beginning of period Deferred tax (expense) benefit recognized in profit loss for the year Deferred taxes related to items (credited) charged directly to equity Total change in deferred taxes Deferred tax asset (liability) at end of period ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Unrealized loss 157,503 (11,703) - (11,703) 145,800 Property, plant and equipment and capitalized interest (314,230) (56,326) - (56,326) (370,556) Leases recognized under IFRS 16 (79) 1,069 - 1,069 990 Restoration and rehabilitation provision 5,220 7,877 - 7,877 13,097 Manufacturing expenses (154,906) 25,681 - 25,681 (129,225) Employee benefits and unemployment insurance (8,736) (594) (61) (655) (9,391) Vacation accrual 9,001 (184) - (184) 8,817 Inventory provision 16,353 9,112 - 9,112 25,465 Supply provision 20,293 (3,819) - (3,819) 16,474 Derivative financial instruments - (1,132) 1,132 - - Other employee benefits 10,291 (930) - (930) 9,361 Research and development expenses (17,239) 1,068 - 1,068 (16,171) Bad debt provision (203) 294 - 294 91 Provision for legal complaints and expenses 2,788 432 - 432 3,220 Loan approval expenses (17,604) 876 - 876 (16,728) Financial instruments recorded at market value 3,277 - (4,050) (4,050) (773) Specific tax on mining activity (1,398) 7,140 35 7,175 5,777 Specific tax on mining activity lithium 4,049 485 (9) 476 4,525 Tax loss benefit 129,123 2,486 - 2,486 131,609 Others 15,422 (12,317) - (12,317) 3,105 Foreign items (other) 260 240 5 245 505 Total temporary differences, unused losses and unused tax credits (140,815) (30,245) (2,948) (33,193) (174,008) Notes to the Consolidated Interim Financial Statements September 30, 2025 160 (d) Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2024 Reconciliation of changes in tax assets (liabilities) in deferred tax Deferred tax asset (liability) at beginning of period Deferred tax (expense) benefit recognized in profit loss for the year Deferred taxes related to items (credited) charged directly to equity Total change in deferred taxes Deferred tax asset (liability) at end of period ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Unrealized loss 321,340 (163,837) - (163,837) 157,503 Property, plant and equipment and capitalized interest (288,619) (25,611) - (25,611) (314,230) Leases recognized under IFRS 16 503 (582) - (582) (79) Restoration and rehabilitation provision 6,336 (1,116) - (1,116) 5,220 Manufacturing expenses (159,879) 4,973 - 4,973 (154,906) Employee benefits and unemployment insurance (9,438) 1,567 (865) 702 (8,736) Vacation accrual 9,373 (372) - (372) 9,001 Inventory provision 34,718 (18,365) - (18,365) 16,353 Supply provision 14,405 5,888 - 5,888 20,293 Derivative financial instruments - 3,049 (3,049) - - Other employee benefits 6,561 3,730 - 3,730 10,291 Research and development expenses (16,046) (1,193) - (1,193) (17,239) Bad debt provision 1,957 (2,160) - (2,160) (203) Provision for legal complaints and expenses 2,932 (144) - (144) 2,788 Loan approval expenses (12,735) (4,869) - (4,869) (17,604) Financial instruments recorded at market value (52,016) - 55,293 55,293 3,277 Specific tax on mining activity (3,303) 1,900 5 1,905 (1,398) Specific tax on mining activity lithium - 4,049 - 4,049 4,049 Tax loss benefit 74,347 54,776 - 54,776 129,123 Others (22,963) 38,385 - 38,385 15,422 Foreign items (other) 75 (1,682) 1,867 185 260 Total temporary differences, unused losses and unused tax credits (92,452) (101,614) 53,251 (48,363) (140,815) (e) Deferred taxes related to benefits for tax losses The Company’s tax loss carryforwards were mainly generated by losses incurred in foreign subsidiaries. As of September 30, 2025, and December 31, 2024, tax loss carryforwards are detailed as follows: Deferred taxes related to benefits for tax losses As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Chile 35,722 44,525 Foreign 95,887 84,598 Total 131,609 129,123 The tax losses as of September 30, 2025, which are the basis for these deferred taxes, correspond mainly to Servicios Integrales de Tránsito y Transferencias S.A., SQM Potasio SpA., Orcoma SpA., SQM Nueva Potasio SpA., SCM Búfalo, Nitratos Naturais do Chile Lim, SQM North América Corp, SQM Holland B.V., Sichuan Dixin New Energy Co. Ltd., SQM Colombia SAS, SQM Comercial Perú S.A.C. y SQM Australia Pty Ltd. (f) Movements in deferred tax assets and liabilities Movements in deferred tax assets and liabilities as of September 30, 2025, and December 31, 2024 are detailed as follows:: Movements in deferred tax assets and liabilities Assets (liabilities) As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Deferred tax assets and liabilities, net opening balance (140,815) (92,452) Increase (decrease) in deferred taxes in profit or loss (30,245) (101,614) Increase (decrease) deferred taxes in equity (2,948) 53,251 Total (174,008) (140,815) Notes to the Consolidated Interim Financial Statements September 30, 2025 161 (g) Disclosures on income tax (expenses) benefit Current and deferred tax (expenses) benefits are detailed as follows: Disclosures on income tax (expense) benefits (Expense) Income As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ Current income tax (expense) benefit Current tax (expenses) (168,129) (104,788) Deferred (expense) benefit from taxes related to the origination and reversal of temporary differences (30,245) (92,948) Current income tax expense, net, total (198,374) (197,736) (Expenses) for specific taxes on lithium-related mining activity (see note 21.3) (18,181) (1,103,391) Income tax expense (216,555) (1,301,127) Income tax (expenses) benefits for foreign and domestic parties are detailed as follows: Income tax (expense) benefit (Expense) Income As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ Current income tax benefit (expense) by foreign and domestic parties, net Current income tax (expenses), foreign parties, net (41,899) (19,836) Current income tax (expenses), domestic, net (126,230) (84,952) (Expenses) for specific taxes on lithium-related mining activity (see note 21.3) (18,181) (1,103,391) Current income tax expense, net, total (186,310) (1,208,179) Deferred tax benefit (expense) by foreign and domestic parties, net Current income tax (expense) benefit, foreign parties, net (2,478) 45,118 Current income tax (expense) benefit, domestic, net (27,767) (138,066) Deferred tax expense, net, total (30,245) (92,948) Income tax expense (216,555) (1,301,127) (h) Disclosures on the tax effects of other comprehensive income components: Income tax related to other income and expense components with a charge or credit to net equity As of September 30, 2025 Amount before taxes Effect on tax Amount after taxes ThUS$ ThUS$ ThUS$ Income (losses) from defined benefit plans 223 (30) 193 Cash flow hedge (4,192) 1,132 (3,060) Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income 15,000 (4,050) 10,950 Total 11,031 (2,948) 8,083 Income tax related to other income and expense components with a charge or credit to net equity As of September 30, 2024 Amount before taxes Effect on tax Amount after taxes ThUS$ ThUS$ ThUS$ Income (losses) from defined benefit plans 1,835 (481) 1,354 Cash flow hedge 12,116 (3,271) 8,845 Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income 10,861 (4,705) 6,156 Total 24,812 (8,457) 16,355

Notes to the Consolidated Interim Financial Statements September 30, 2025 162 (i) Explanation of the relationship between (expense) benefit for tax purposes and accounting income. Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate. Income Tax Expense (Benefit) (Expense) Benefit As of September 30, 2025 As of September 30, 2024 ThUS$ ThUS$ Consolidated income before taxes 624,323 780,932 Statutory Income tax rate in Chile 27% 27% Tax expense using the statutory tax rate (168,567) (210,852) Net effect of royalty tax payments 4,307 (1,052) Net effect from payment of the specific tax on lithium-related mining activities (see note 21.3) (1) (18,020) (1,096,588) Net effect of other taxes generated from abroad (27,827) (17,409) Tax effect of income from regular activities exempt from taxation and dividends from abroad (864) 1,141 Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss) (7,531) (3,538) Effect due to the difference in tax rates related to abroad subsidiaries (2,011) 17,846 Other tax effects from reconciliation between accounting profit and tax expense 3,958 9,325 Tax expense using the effective tax rate (216,555) (1,301,127) (1) The net effects of the payment of the specific tax on the mining activity applied to lithium are presented with the deferred tax on the mining activity applied to lithium in the amount of ThUS$ 160. Pillar Two legislation, promoted by the OECD in its BEPS program, has been enacted in some jurisdictions where the Company operates. The Company is evaluating and documenting its potential exposure to income taxes under this new legislation. However, the Company does not anticipate significant exposure to Pillar Two supplementary taxes. (j) Tax periods potentially subject to verification: The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections. Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin: (i) Chile According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information. Notes to the Consolidated Interim Financial Statements September 30, 2025 163 (ii) United States In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years. (iii) Mexico: In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return. (iv) Spain: In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return. (v) Belgium: In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years. (vi) South Africa: In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years. (vii) China: Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit. (viii) South Korea: Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions. (ix) Australia: Tax returns may be audited in accordance with the Australian Taxation Office (ATO) up to 4 years from their filing date or due date, whichever is earlier. Notes to the Consolidated Interim Financial Statements September 30, 2025 164 Nota 27 Environment 27.1 Disclosures of disbursements related to the environment The Company develops environmental monitoring and oversight plans for all its operations. These plans are based on specialized scientific studies. Monitoring relevant variables for each project allows the Company to verify the condition of the ecosystems being protected. The activities outlined in these plans are regularly reported to officials, in accordance with the commitments made in the resolutions that approve the SQM Group’s various projects. Specifically for the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com) that allows anyone to access all the environmental information compiled by the Company, in line with its commitments. The Company maintains environmental monitoring across its operational systems, supported by numerous studies that integrate diverse scientific efforts from renowned research centers, both nationally and internationally, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte. In the last quarter of 2023, SQM underwent a strategic restructuring that resulted in two independent business divisions: SQM Lithium and SQM Iodine and Plant Nutrition. This decision was made to focus on each division’s specific challenges and opportunities, allowing for more efficient, specialized management and greater potential for sustainable growth over the long term. SQM Lithium In 2025, we have made progress toward our goals set forth in our Sustainability Strategy, such as freshwater and brine reduction, climate change and circularity. We monitor these monthly through our sustainability indicators that are disseminated throughout the company. This has made it possible to identify and present initiatives that help us meet these objectives. SQM Iodine and Plant Nutrition At the end of 2024, the Iodine and Plant Nutrition Division conducted a double materiality assessment to identify and prioritize the most relevant social, environmental and governance issues, which represent opportunities and/or risks to the financial performance of the business. This comprehensive approach enables us to understand how the company impacts its environment and, in turn, how these external factors can influence the finances of the business, thereby defining our sustainability goals published in 2025. The main goals proposed are: Environment: i) Reduce inland water use from 100% to 60% by 2035 through projects that promote the use of seawater. ii) Reduce scope 1 and 2 GHG emissions intensity (t CO2e/t produced) by 30% by 2035 (2023 baseline). Safety: iii) Achieve yearly operational performance with no serious and incapacitating accidents or fatalities, with a focus on preventive leadership and operational discipline. Local impact: iv) Ensure that at least 30% of our suppliers are local companies by 2030. v) Promote and strengthen local employment by participating in job fairs and partnerships, and by maintaining direct dialogue, trust and collaboration with our neighboring communities. Integrity: Notes to the Consolidated Interim Financial Statements September 30, 2025 165 vi) Drive a culture of ethics and compliance, aimed at promoting responsible behavior and integrity. In addition, maintain a zero tolerance policy for corruption. Innovation: vii) Promote technological solutions that strengthen our value chain, from caliche ore extraction to the commercial supply of iodine and specialized solutions for plant nutrition in agriculture. In addition, we are certified in ISO 14001 Environmental Management Systems (EMS), ISO 50001 Energy Management Systems (EnMS) and Responsible Care to ensure the environmental compliance of our operations. In this context, the company’s environmental monitoring of the systems where it operates is supported by numerous studies that have integrated a wide range of scientific efforts by prestigious Chilean and international research centers, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte. 27.2 Detailed information on disbursements related to the environment The cumulative disbursements by the Company and its subsidiaries as of September 30, 2025, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 29,362. The principal environmental expenses are as follows: - Environmental departments 49%: Implementation of environmental commitments related to projects approved in the SEIA and development of new projects. - Other environmental expenses 51%: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.

Notes to the Consolidated Interim Financial Statements September 30, 2025 166 The main disbursements for the years by subsidiary and project are as follows: Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ Miscellaneous Environment - Operating Area Environment - Operating Area Not classified Expense 14,498 20,565 17,201 12-31-2025 SQM S.A. 01-F000100 - EIA Pampa Blanca Maritime Project EIA Pampa Blanca Maritime Project Environmental processing Expense - 45 - 09-30-2025 SQM S.A. 01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant The project consists of the reopening of the Pampa Blanca iodide plant. Sustainability: Environment and Risk Prevention Assets 53 943 61 12-31-2025 SQM S.A. 01-F001300 - EIA Seawater Impulsion System (SIAM PB). EIA Seawater Impulsion System (SIAM PB). Environmental processing Assets 357 1,173 1,854 12-31-2026 SQM S.A. 01-I028200 - EIA Llamara The project consists of the preparation and processing of the Environmental Impact Study for Llamara. Environmental processing Expense - 165 - 09-30-2025 SQM S.A. 01-I028300 - Implementation PDC 2019 - Llamara sanction process The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow- up Sustainability: Environment and Risk Prevention Expense 1 2 - 09-30-2025 SQM S.A. 01-I039700 - Adapting tanks for hazardous substances NV The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43 Environmental processing Assets - 6 1 12-31-2025 SQM S.A. 01-I050900 - Responsible Behavior The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste) Sustainability: Environment and Risk Prevention Expense - 4 4 12-31-2025 SQM S.A. 01-I054700 - Implementation of Sustainability Project (Storm petrel protection) The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities Sustainability: Environment and Risk Prevention Assets 47 14 371 12-31-2026 SQM S.A. 01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions. Sustainability: Environment and Risk Prevention Expense 207 5,598 77 12-31-2025 SQM S.A. 01-I088500 Improvements to Scrubber Pta 2 y 3 Automatic power backup system for scrubber gas absorption system Sustainability: Environment and Risk Prevention Assets 36 - 90 12-31-2025 Subtotal 15,199 28,515 19,659 Notes to the Consolidated Interim Financial Statements September 30, 2025 167 Parten Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ SQM S.A. 01-I063800 - SO2 gas abatement in NV plant SO2 gas abatement in NV plant to reduce emissions by 61%. Sustainability: Environment and Risk Prevention Assets - 48 - 09-30-2025 SQM S.A. 01-I066300 - Self-contained electrical back-up for Puquios de Llamara power system Self-contained electrical back-up for Puquios de Llamara power system Sustainability: Environment and Risk Prevention Assets 5 48 3 12-31-2025 SQM S.A. 01-I067800 - Construction of injection wells at Llamara Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2. Sustainability: Environment and Risk Prevention Assets 60 35 - 09-30-2025 SQM S.A. 01-I075800 - Liquid SO2 piloting in Stripping Plant 3 NV. Liquid SO2 piloting in Stripping Plant 3 NV. Sustainability: Environment and Risk Prevention Assets - 482 - 09-30-2025 SQM S.A. 01-I080400 -Double scrubber tests Plant 3 NV. Double scrubber tests Plant 3 NV. Sustainability: Environment and Risk Prevention Assets - 189 - 09-30-2025 SQM S.A. 01-I080900 - Humberstone deposit. Humberstone deposit. Sustainability: Environment and Risk Prevention Assets - - 66 12-31-2025 SQM S.A. 01-P010300 - Adapting tanks for hazardous substances PV The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43. Environmental processing Assets 5 17 7 12-31-2025 SIT S.A. 03-T012900 - Reinforced Concrete Walls in Fields 6 and 12 Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles. Sustainability: Environment and Risk Prevention Assets 23 - - 09-30-2025 SQM Industrial S.A. 01-I082500 - Implementation of environmental commitments EIA Llamara, year 2024. Implementation of environmental commitments EIA Llamara, year 2024. Sustainability: Environment and Risk Prevention Assets 318 - 130 12-31-2025 SQM Industrial S.A. 04-A014700 - Analytical Development Equipment 2024. Analytical Development Equipment 2024. Sustainability: Environment and Risk Prevention Assets 32 43 - 09-30-2025 SQM Industrial S.A. 04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site. Sustainability: Environment and Risk Prevention Assets - 176 14 12-31-2025 Subtotal 443 1,038 220 Notes to the Consolidated Interim Financial Statements September 30, 2025 168 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ SQM Industrial S.A. 04-F001000 - PB commitments and regularization Obtaining sectoral permits for PB site Environmental processing Expense 72 32 5 12-31-2025 SQM Industrial S.A. 04-G000700 - Pampa Orcoma Seawater Impulsion Develop a 400 l/s seawater impulsion system for Pampa Orcoma. Sustainability: Environment and Risk Prevention Assets 2,651 5,475 - 09-30-2025 SQM Industrial S.A. 04-I055800 - Elena 13 Energy Modification The project consists of removing power lines and posts. Sustainability: Environment and Risk Prevention Assets - 73 3 12-31-2025 SQM Industrial S.A. 04-I080800 - Implementation of environmental commitments, Tente en el Aire Project 2024- 2025. Implementation of environmental commitments, Tente en el Aire Project 2024-2025. Sustainability: Environment and Risk Prevention Assets 1,305 2,040 455 12-31-2026 SQM Industrial S.A. 04-I082700 - Construction of TEA Solar Evaporation Ponds. Construction of TEA Solar Evaporation Ponds. Sustainability: Environment and Risk Prevention Assets 165 582 - 09-30-2025 SQM Industrial S.A. 04-J013500 - Handling of equipment associated with PCBs This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest. Sustainability: Environment and Risk Prevention Assets 276 - - 09-30-2025 SQM Industrial S.A. 04-J015800 - Other 2019 industry regularizations The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS). Sustainability: Environment and Risk Prevention Expense 1 39 - 09-30-2025 SQM Industrial S.A. 04-J022700 - DIA integration of Coya Sur site The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur. Sustainability: Environment and Risk Prevention Expense 98 149 4 12-31-2025 SQM Industrial S.A. 04-J022800 - Light pollution adjustment (DS 43) INDUSTRIAL The project considers the installation and standardization of Coya Sur and María Elena lighting fixtures. Sustainability: Environment and Risk Prevention Assets 161 324 64 12-31-2025 SQM Industrial S.A. 04-J023700 - Regularization Hazardous Substances Decree SQM Industrial The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43 Environmental processing Assets - 20 - 09-30-2025 Subtotal 4,729 8,734 531 Notes to the Consolidated Interim Financial Statements September 30, 2025 169 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ SQM Industrial S.A. 04-J028700 Implementation of electromobility pilot project for the transportation of people A light electric vehicle pilot project to compile experiences and gather operational data and strategic designs to determine the requirements for a future implementation of a vehicle fleet. Control of variables including autonomy, charge times, vehicle wear and tear, user experience and driving safety. Sustainability: Environment and Risk Prevention Assets 11 3 27 12-31-2025 SQM Industrial S.A. 04-J031700 - Standardization of Prilling and Drying Plant as per DS- 43 and RCA Switching of lights in the prilling and drying plants to comply with DS43 requirements. Sustainability: Environment and Risk Prevention Assets - 52 - 09-30-2025 SQM Industrial S.A. 04-J039600 - Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies. Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies. Sustainability: Environment and Risk Prevention Expense - 8 200 12-31-2026 SQM Industrial S.A. 04-J040700 - Historical waste management NY. Historical waste management NY. Sustainability: Environment and Risk Prevention Assets 216 76 1,222 12-31-2027 SQM Industrial S.A. 04-S035500 - Field and Prefeasibility Studies Green NH3 Project FEL 1 profile study for ThUS$200, field studies for ThUS$75 Environmental processing Assets 112 558 55 12-31-2025 SQM Industrial S.A. 04-I081000 Road Repairs in Llamara The project involves improving Llamara's roads to mitigate particulate matter emissions. Sustainability: Environment and Risk Prevention Assets 300 - 744 12-31-2025 SQM Industrial S.A. 04-J042200 Hydraulic Resources Control System Migration Stage 1 The project involves upgrading the water monitoring system to increase the efficiency of industrial water use. Sustainability: Environment and Risk Prevention Assets 118 - 223 12-31-2025 SQM Nitratos S.A. 12-F000400 - Reopening of Pampa Blanca Project - Mine workshop The project involves of the reopening the mine facilities of the mining project. Sustainability: Environment and Risk Prevention Assets - 77 - 09-30-2025 SQM Nitratos S.A. 12-I061800 - Construction of RINP Waste Collection Sites The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria. Sustainability: Environment and Risk Prevention Assets - 34 10 12-31-2025 SQM Nitratos S.A. 12-I079600 - Implementation of Archaeological Measures 2024. Implementation of Archaeological Measures 2024. Environmental processing Assets 386 2,438 3 12-31-2025 Orcoma Spa 16-I039100 - Sectoral Permits and compliance EIA Orcoma Project The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project. Environmental processing Expense 4 65 4,072 12-31-2025 Subtotal 1,147 3,311 6,556

Notes to the Consolidated Interim Financial Statements September 30, 2025 170 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ SQM Salar SpA 19-A014900 - M1 and lithium chemical plant digitalization M1 and lithium chemical plant digitalization Sustainability: Environment and Risk Prevention Expense 624 2,212 - 09-30-2025 SQM Salar SpA 19-C012800 - Capture of CO2 This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate. Sustainability: Environment and Risk Prevention Assets - 866 125 06-30-2026 SQM Salar SpA 19-C013700 - Thermosolar plant study This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels. Sustainability: Environment and Risk Prevention Expense - - 10 06-30-2026 SQM Salar SpA 19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights. Sustainability: Environment and Risk Prevention Assets - 5 30 06-30-2026 SQM Salar SpA 19-C016500 - Pond flowmeters and levels This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making. Sustainability: Environment and Risk Prevention Assets - 23 52 06-30-2026 SQM Salar SpA 19-C018500 - PCA maintenance PCA maintenance Sustainability: Environment and Risk Prevention Assets 16 - 30 06-30-2026 SQM Salar SpA 19-C018600 - Facility Improvements, Automation and control The project will automate the control systems for monitoring the Lithium Carbonate plant. Sustainability: Environment and Risk Prevention Assets 1 8 - 09-30-2025 SQM Salar SpA 19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant. Sustainability: Environment and Risk Prevention Assets - 114 - 09-30-2025 SQM Salar SpA 19-C023800 - Installation and structural adaptations L3 - DS43 Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant. Sustainability: Environment and Risk Prevention Assets - 123 - 09-30-2025 SQM Salar SpA 19-C024200 - Water and energy meters - pilot plants Water and energy meters - pilot plants Sustainability: Environment and Risk Prevention Assets - 64 - 09-30-2025 Subtotal 641 3,415 884 Notes to the Consolidated Interim Financial Statements September 30, 2025 171 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ SQM Salar SpA 19-C026700 - Implementation of L1-L2- L3 LiOH flowmeters Implementation of L1-L2-L3 LiOH flowmeters Sustainability: Environment and Risk Prevention Assets 24 311 26 06-30-2026 SQM Salar SpA 19-L025300 - Compliance with water health resolution The regularization of the potable water system and the sewage disposal of the sewage disposal system Sustainability: Environment and Risk Prevention Assets 213 26 - 09-30-2025 SQM Salar SpA 19-L031300 - Global FM Compliance for Maintenance Area This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment. Environmental processing Assets - 11 37 06-30-2026 SQM Salar SpA 19-L035200 - Environmental and personal risk prevention Environmental and personal risk prevention Sustainability: Environment and Risk Prevention Assets - 45 - 09-30-2025 SQM Salar SpA 19-L035600 - Energize the P reservoir wells with a medium voltage supply This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells. Sustainability: Environment and Risk Prevention Assets - 23 - 09-30-2025 SQM Salar SpA 19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit. Sustainability: Environment and Risk Prevention Assets - - 190 06-30-2026 SQM Salar SpA 19-L045100 - Salt-brine interface position Experimental testing of a new method for determining the salt-brine interface position. Sustainability: Environment and Risk Prevention Expense 243 1 28 06-30-2026 SQM Salar SpA 19-L045400 - New DLE technologies Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration Environmental processing Assets 250 41 222 06-30-2026 Subtotal 730 458 503 Notes to the Consolidated Interim Financial Statements September 30, 2025 172 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ SQM Salar SpA 19-L045600 - Brine Water Reclamation Project Phase II Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine Environmental processing Assets - - 386 06-30-2026 SQM Salar SpA 19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition Sustainability: Environment and Risk Prevention Expense - 251 - 09-30-2025 SQM Salar SpA 19-L046800 - Transfer of non- hazardous material to waste dump using boom truck Provide a boom truck service to remove non- hazardous industrial waste from generating areas. Sustainability: Environment and Risk Prevention Expense - 215 - 09-30-2025 SQM Salar SpA 19-L047700 - Expansion of the Salar de Atacama Interplant camp Expansion of the Salar de Atacama Interplant camp Sustainability: Environment and Risk Prevention Assets 78 80 1,075 06-30-2026 SQM Salar SpA 19-L048200 - Lithium mitigation project Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport. Environmental processing Expense - 113 - 09-30-2025 SQM Salar SpA 19-L048600 - Andean camp electrical certification Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification Environmental processing Expense - - 32 06-30-2026 SQM Salar SpA 19-L052900 - VFD (variable frequency drive) installation to wells and SSDD with PS or direct start VFD (variable frequency drive) installation to wells and SSDD with PS or direct start Sustainability: Environment and Risk Prevention Assets 197 292 - 09-30-2025 SQM Salar SpA 19-L053600 - Semi-trailer with electric water tank Semi-trailer with electric water tank Sustainability: Environment and Risk Prevention Assets - 185 - 09-30-2025 SQM Salar SpA 19-S013400 - Online monitoring The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to. Sustainability: Environment and Risk Prevention Expense - 12 - 09-30-2025 Subtotal 275 1,148 1,493 Notes to the Consolidated Interim Financial Statements September 30, 2025 173 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the period ended September 30, 2025 Amount disbursed during the year ended December 31, 2024 Future amount to be disbursed Exact or Estimated Date of Disbursement ThUS$ ThUS$ ThUS$ SQM Salar SpA 19-S016500 - Incorporation of Artificial Intelligence prediction models Incorporation of Artificial Intelligence prediction models Sustainability: Environment and Risk Prevention Assets - - 8 06-30-2026 SQM Salar SpA 19-S021500 - SK Improvements -1300 2021 The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements Environmental processing Expense - 1 - 09-30-2025 SQM Salar SpA 19-S025600 - Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization Sustainability: Environment and Risk Prevention Assets 1 13 16 06-30-2026 SQM Salar SpA 19-S036200 - Tilopozo studies and analysis of variables Tilopozo studies and analysis of variables Sustainability: Environment and Risk Prevention Assets - 61 49 06-30-2026 SQM Salar SpA 19-S037800 - Sustainability Fund 2024 Miscellaneous expenses related to the development of projects in the area of Sustainability in 2024. Sustainability: Environment and Risk Prevention Expense 768 459 772 06-30-2026 SQM Salar SpA 19-C035100 - Detail engineering and construction and recovery of heat dryers Detail engineering and construction and recovery of heat dryers Sustainability: Environment and Risk Prevention Assets - - 160 12-31-2026 SQM Salar SpA 19-C039200 - Purchase and installation of automatic sifting machine Purchase and installation of automatic sifting machine Sustainability: Environment and Risk Prevention Assets 1,246 - 833 06-03-2026 SQM Salar SpA 19-C039400 - Integration of Lithium Solutions through NF1-NF1A-NF2 Integration of Lithium Solutions through NF1-NF1A- NF2 Sustainability: Environment and Risk Prevention Assets 4,183 - 8,675 12-31-2026 Subtotal 6,198 534 10,513 Total 29,362 47,153 39,722

Note 28 Events occurred after the reporting date 28.1 Authorization of the financial statements The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IAS for the year ended September 30, 2025 were approved and authorized for issue by the Board of Directors on November 18, 2025. 28.2 Disclosures on events occurring after the reporting date (a) On November 10, 2025, the Company informed the CMF of an event of interest, namely the authorization granted by the Market Regulator of the People’s Republic of China for the public-private partnership between SQM and Codelco to jointly develop extractive, productive and commercial activities derived from the exploration and extraction of specific mining properties owned by CORFO in the Salar de Atacama. Management is not aware of any significant events that occurred between September 30, 2025 and the date of issuance of these consolidated financial statements that may significantly affect them. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CHEMICAL AND MINING COMPANY OF CHILE INC. (Registrant) Date: December 15, 2025 /s/ Gerardo Illanes By: Gerardo Illanes CFO Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.